

Broadridge®

Annual Report '09

Financial Highlights



Net Revenues
(Dollars in Millions)
$1,717
$1,933
$2,138
$2,208
$2,149
2005
2006
2007
2008
2009



Earnings from Continuing Operations before Income Taxes, as adjusted (1) (2)
(Dollars in Millions)
$275
$304
$347
$371
$352
2005
2006
2007
2008
2009

(Dollars and shares in millions, except per share amounts)

Years ended June 30,	2009	2008	Change
Net revenues	$ 2,149.3	$ 2,207.5	-3%
Earnings from continuing operations before income taxes, as adjusted (2)	$ 352.2	$ 370.5	-5%
Net earnings, as adjusted (2)	$ 227.1	$ 218.5	4%
Net cash flows provided by operating activities excluding clearing activities	$ 282.3	$ 336.0	-16%
Capital expenditures and Purchases of intangibles	$ 29.9	$ 46.5	-36%
Free cash flows excluding clearing activities (3)	$ 252.4	$ 289.5	-13%
Diluted earnings per share, as adjusted (4)	$ 1.60	$ 1.55	
Diluted weighted-average shares outstanding	141.6	141.0	
Cash dividends declared per common share	$ 0.28	$ 0.24	

(1) The comparison between the results of operations for fiscal 2006 and prior periods is affected by the impact of our adoption of SFAS No.123R effective July 1, 2005. See our Selected Financial Data table within the 2009 Annual Report on Form 10-K for additional information.

(2) Earnings from continuing operations before income taxes, as adjusted, and Net earnings, as adjusted, are non-GAAP financial measures. In fiscal 2009, they exclude a one-time gain of $8.4 million on purchase of senior notes, and include foreign currency exchange gain of $1.9 million. In fiscal 2008 and fiscal 2007, they exclude $13.7 million and $14.0 million, respectively, of one-time transition expenses and $30.9 million and $12.3 million, respectively, of interest expense on new debt & other. Net earnings, as adjusted, also reflects the tax impact of these adjustments. We believe that these measures are useful to investors because they exclude the impact of certain transactions or events that we expect to occur infrequently in order to provide meaningful comparisons between current results and previously reported results. Management, therefore, believes such non-GAAP measures provide a useful means for evaluating Broadridge's comparative operating performance.

(3) The fiscal 2009 and fiscal 2008 Free cash flows excluding clearing activities is a non-GAAP financial measure defined as Net cash flows provided by operating activities excluding clearing activities of $76.5 million and $146.0 million, respectively, and net of Capital expenditures and Purchases of intangibles of $29.9 million and $46.5 million, respectively. We believe that this measure is useful to investors because it excludes the impact of certain transactions that are specific to the Clearing and Outsourcing Solutions segment and have limited impact on the other operating segments. Management, therefore, believes such non-GAAP measure provides a useful means for evaluating Broadridge's comparative operating performance.

(4) The computation of Diluted earnings per share above is a non-GAAP financial measure defined as the Company's net earnings after taxes, as adjusted, divided by the Diluted weighted-average shares outstanding. We believe that this measure is useful to investors because it excludes the impact of certain transactions or events that we expect to occur infrequently in order to provide meaningful comparisons between current results and previously reported results. Management, therefore, believes such non-GAAP measure provides a useful means for evaluating Broadridge's comparative operating performance.

Contents

"We are well positioned to achieve our long-term growth objectives through our strong recurring revenue base, sales momentum, solid balance sheet, healthy free cash flows, compelling value propositions, focus on new initiatives, and the most engaged associates in our industry."



I begin this year's remarks where I ended last year — reiterating my confidence that Broadridge is well positioned to continue delivering value to our clients and stockholders despite the headwinds felt this past year and that the financial services industry still confronts today. My confidence is fueled by the tailwinds created by our sales momentum and our high retention rates driven by our strong value propositions, innovative solutions and the results-driven culture that allows us to deliver continuing value to all of our stakeholders.

Overall, I am satisfied with our fiscal year 2009 results and the fact we were able to achieve our full-year earnings per share guidance in light of the economic downturn.

Broadridge again had a record earnings year. I am pleased by our earnings increase and many other value enhancers including that we continued to invest in our businesses, generated over $250 million in free cash flow, doubled our annual dividend to $0.56 per share for fiscal year 2010, and that our Board of Directors authorized a share repurchase program of up to 10 million shares.

Fiscal year 2009 was a year when we demonstrated our indispensability to the financial services industry and the resiliency of our business model during an economic cycle that saw other service providers in our industry suffer.

I have now managed through three major financial market downturns during my career and this market correction has been the worst. However, Broadridge is clearly faring better in this downturn than it has in prior times. We are performing better this time because of our product breadth, which includes a broader communications solution set, our expanded fixed-income processing capabilities and our unique three-tiered securities processing offering.

I am pleased with our accomplishments, some of which I have highlighted below, and believe they position us even better for the future.

- The growth in our recurring fee revenues in fiscal year 2009 helped offset the decrease in event-driven mutual fund proxy revenues. Historically, these revenues have always decreased after a significant market downturn. In addition, the favorable revenue mix of higher margin recurring fees and less distribution revenue due to the increased use of electronic delivery, instead of paper delivery, created margin expansion.
- We significantly reduced our debt by $124 million to achieve our 1:1 debt to EBITDA goal much sooner than anticipated. This reduction completes phase one of our capital allocation plan.
- Our closed sales performance was solid for fiscal year 2009, with a 5% increase compared to last fiscal year. This is notable coming off of a record achievement of a 19% increase in closed sales in fiscal year 2008. I am particularly pleased with the strong growth in recurring fee closed sales of greater than 30% in 2009, creating a higher recurring revenue base for future growth.
- Our sales pipeline remains robust and includes some promising large opportunities in all business segments. I continue to be encouraged by the conversations we are having about long-term strategic platforms now that the focus on short-term cost-cutting appears, for the most part, to be behind us.

Economic Market Conditions

Headwinds prevailed for the financial services industry, Broadridge, and our clients. This year, there were a number of unprecedented events and consolidations of financial institutions that impacted our revenue. We were nimble as we managed through these events, illustrating our client-centric focus, the flexibility of our product offerings, and our market leadership position as each change unfolded. Of course, we expect to perform better as more favorable market conditions return; but it is gratifying to see the business model perform more resiliently today than it did in the last market downturn in 2003.

- We transitioned securities clearance and custody services for the Neuberger Berman Asset Management business within days of the Lehman Brothers bankruptcy, which kept the Neuberger Berman business out of the bankruptcy proceedings. While this transaction represented new revenue for Broadridge, more importantly it demonstrated our flexibility and commitment to partner with clients under the most demanding of business and industry conditions. Neuberger Berman became a Broadridge client within days and the entire transition to Broadridge's systems was completely seamless to both Neuberger Berman and its customers. Under normal circumstances, this type of transition would have taken several months.

- We signed a contract with Barclays to perform equity and fixed-income transaction processing for the former Lehman Investment Bank and Wealth Management business segments, replacing Lehman's legacy fixed-income systems.

- We signed a contract with JP Morgan to process Bear Stearns' fixed-income securities transactions.

- Although Bank of America has taken its equity trade processing in-house and will use a system acquired as part of the Merrill Lynch acquisition to process those transactions, it has moved Merrill Lynch's fixed-income processing business onto the Broadridge platform already used by Bank of America. Despite the net negative impact on our revenue and earnings resulting from these decisions, our net client retention in our Securities Processing and Clearing and Outsourcing Solutions segments is at least as good as it was prior to the recent industry consolidations. This will continue to position Broadridge well as we move forward.

The duration of difficult economic market conditions are never predictable, but I believe we are well positioned to exit this period better than we entered it. In fact, these economic conditions have resulted in a greater number of significant sales opportunities for products in all of our business segments.

As a result of our highly predictable free cash flow, we have a balanced capital allocation structure that allows us to pay a meaningful dividend, repurchase shares of our common stock, and execute strategic acquisitions. We are now in phase two of our capital allocation plan and intend on maintaining current debt levels at about a 1:1 debt-to-EBITDA ratio. As I noted earlier in my letter, the Board of Directors recently doubled the annual dividend for fiscal year 2010. Also, the Board authorized a share repurchase program for the repurchase of up to 10 million shares that can be used to offset dilution caused by our equity compensation plans, and to opportunistically repurchase our shares in the open market to create greater shareholder value.

Our Businesses

Investor Communication Solutions

The resiliency of our business can be seen most clearly in the Investor Communication Solutions segment. With terrific fundamentals, strong recurring revenues, and a diverse solution set serving banks, brokerage firms, mutual fund families, institutional investors and public companies, this business is one of the primary reasons we continue to stand on high ground despite the turmoil in our markets.

I am proud of the leadership role we play in shareholder communications and always strive to leverage our infrastructure and experience to bring new solutions to the market to help companies raise the level and effectiveness of corporate governance, and assure them the highest levels of proxy voting integrity. A testament to the value of our proxy solutions is that the number of public companies that chose Broadridge to manage proxy distribution and vote tabulation on their behalf has nearly doubled over the past two years to approximately 1,500 companies.

We remain committed to being the leader in all aspects of investor communications, which includes providing e-solutions for all of our existing and new products. We have eliminated about 50% of paper material distribution in our proxy business through e-solutions and other technology applications. In our statement, confirm, prospectus and other transaction reporting communications businesses we have broadened our proprietary Investor Mailbox suite of products and services, which is capable of being integrated into a brokerage firm's client-facing website, enabling and encouraging further reductions in paper distribution. The Investor Network is an investment-oriented social networking site for a company's investors to discuss topics, share ideas and gain real-time insight while remaining anonymous. It is unique in its ability to validate investors by confirming their share ownership, thereby reducing the outsider "noise" commonly found in other online investment communities. Brokerage firms can integrate The Investor Network with their customer websites with single sign-on capability, avoiding the need for users to divulge private information, a common requirement found in other online social communities for investors.

A second innovation launched in 2009 is an integral component of The Investor Network called the Shareholder Forum. Shareholder Forums provide a mechanism for companies to engage in structured, controlled communications with their shareholders on a timely and regular basis. Validated shareholders can submit questions, participate in surveys, and communicate in various ways with a company whose shares they own. Companies can use these features to gain insight into governance- and compensation-related issues from their entire shareholder base. An example of a possible application of these service offerings is that Compensation committees could address "Say on Pay" mandates with a solution I like to call "Know on Pay," effectively enabling them to know shareholder views before they make any decisions.

A third Broadridge innovation introduced to the market in 2009 is one that you have an opportunity to experience first-hand. Like The Investor Network, our Virtual Shareholder Meeting services leverage Broadridge's unique ability to validate investors. This online solution provides public companies with an ability to host their annual meetings electronically on the Internet, either on a stand-alone basis, or in conjunction with a physical annual meeting.

We provided both our Virtual Shareholder Meeting and Shareholder Forum solutions to Intel Corporation last spring for their annual stockholder meeting. Our solutions offered Intel stockholders an alternative way to participate in the annual meeting and helped foster interactive communication on a variety of topics outside the annual meeting process. This November, Broadridge will be one of the first companies to hold a completely virtual annual meeting.

With a continued focus on our strategy to expand the solution set we deliver to the mutual fund community, we completed the acquisition of Access Data Corp., expanding Broadridge's role as an investor communications hub for the financial services industry. Access Data's solutions combined with existing Broadridge capabilities, provide enterprise-wide reporting and data management services to mutual funds and financial intermediaries. This is a sizeable market that has been under-served in the past. This is the type of acquisition we expect to repeat in the future, one that leverages our industry leadership position and enables growth.

Finally, while we experienced sluggish event-driven mutual fund proxy activity, overall we experienced a fair amount of tailwinds in the investor communications business to balance out enterprise-wide challenges in fiscal year 2009.

Securities Processing Solutions and Clearing and Outsourcing Solutions

In fiscal year 2009, we faced complexity created by economic conditions that resulted in industry consolidation and liquidity concerns, price concessions related to contract renewals and extensions, and lower trade volumes. Our securities processing solutions businesses did, however, successfully withstand the impact of a very difficult year with net client retention as good as it was one year ago, and a 47% increase in closed sales performance from fiscal year 2008.

Industry consolidation cut both ways. Sometimes it worked against us, but more often it worked in our favor.

In the fixed-income securities processing and clearing businesses we ended the fiscal year with slight market share gains. We were pleased to have been able to transition the Neuberger Berman securities processing business to our platform within days of the Lehman Brothers bankruptcy. Our advanced technology infrastructure and the expertise of our associates enabled Neuberger Berman to continue conducting its regular business activities and successfully avoid any significant disruption to its business, its customers, or the market.

With a full range of solutions aligned with client priorities of cost reduction, risk management and regulatory compliance, I feel particularly good about the effectiveness of our unique three-tiered service offering. Broadridge is the only provider in the market today that can offer not only securities processing and clearance and settlement services, but also operational staff support to any broker-dealer, whether fully-disclosed or self-clearing. A significant competitive differentiator, this offering provides maximum flexibility, allowing us to support our clients even as their business needs and growth strategies change.

Focus on Being a World-Class Employer

In addition to the fact that our business fundamentals are solid and our operating units continue to demonstrate resiliency, my optimism is fed by the culture and values of our organization. Our values, which include trust, respect, engaged associates, accountability and client focus, are evident in the actions of our associates and their every day interactions with clients. We are honored to have been named one of the 30 Best Companies to work for in New York State for the second year in a row (ranking 6th in 2009), and received honors for being a top employer in other regions around the world, including Canada and India. I am especially pleased with the depth of commitment within the organization to diversity and inclusion; diverse teams drive better growth.

Focus on Corporate Citizenship

Commitment to be a responsible member of the communities in which we work and live was strengthened this year by the creation of The Broadridge Foundation. The Foundation supports our associates in their philanthropic giving and is a source of information for them to become more proactive and better informed regarding their opportunities to give. It's inspiring to see how many of our associates do give, be it through volunteering/mentoring programs, or coordinated contributions to local families in need. Our Environmental Committee coordinates our participation in programs such as Clean Air New York and other similar transit/carpooling programs, has facilitated the transition over to environmentally friendly papers, and oversees the implementation of a variety of other initiatives that support the objective of reducing our carbon footprint. Additionally, Broadridge is taking advantage of the Securities and Exchange Commission's Notice and Access model for proxy material delivery this year. Along with the benefit of cost savings, this also benefits the environment.

Moving Forward

All of the above keeps me optimistic as we carry our good momentum further into fiscal year 2010. Our Investor Communication Solutions business is stronger than ever, and although we still have some work to do in our Securities Processing and Clearing and Outsourcing Solutions businesses, we have the right strategic focus and direction as we continue to execute our unique processing strategy. We will develop new products and look for acquisitions that further strengthen all our offerings as we leverage our leading brand. We will also continue to work towards creating a "tipping point" that will entice in-house processors to outsource some or all of their back-office processing.

We maintain our commitment to invest in the businesses with product extensions that complement organic growth and leverage our distribution systems, relationships and reputation. We expect to see investments generate approximately 1% of additional revenue in fiscal year 2010, and to account for approximately 15% of our fiscal year 2010 closed sales. In fiscal year 2010, we expect the Investor Communication Solutions business to be a catalyst for growth helping to offset the impact the economy may have on our securities processing businesses.

There are many factors that position us well to achieve our long-term growth objectives:

- Strong recurring revenues that will create a higher revenue base from which to grow when event-driven proxy activity returns
- A solid balance sheet with appropriate liquidity and healthy free cash flows
- Compelling value propositions
- Focus on new initiatives
- Vigilant expense management
- A strong risk management culture

All of this is driven by a leadership team that remains committed to ethical leadership, and our Five Pillars of Success, which are *retain every client, accelerate sales, offer new solutions, leverage our unique position, and improve margins.*

Conclusion

Broadridge possesses the discipline and focus to achieve the strategic objectives that will create greater long-term stockholder value.

As I have said in the past, we've gotten off to a good start and are excited about our future. While confident about our position, we will continue to feel pressure to do what we do — better, faster and more efficiently than ever before. The responsibility we have to you, our stockholders, is paramount and drives our actions each and every day.

We have proven to our clients that we are the standard for reliable performance, evidenced in part by having earned top overall honors and a #1 ranking for the second year in a row in Datamonitor's Black Book of Sourcing (formerly the Brown-Wilson Black Book of Outsourcing®) Brokerage Process Services Outsourcing survey.

It's an opportune time for a trusted and proven partner like Broadridge, and I look forward to our results being recognized and further rewarded as we emerge from these tumultuous economic times.

I extend my appreciation for the tireless efforts of the associates who have made us number one in everything we do, and my thanks to our clients and stockholders who continually place their trust in us. We will remain committed to do the right thing on behalf of our associates, clients and stockholders, and to create a rising tide that will benefit them all.

Rich Daly
Chief Executive Officer
October 9, 2009

Directors

Leslie A. Brun [1] [2]
Chairman and Chief Executive Officer,
SARR Group, LLC

Richard J. Daly
Chief Executive Officer

Richard J. Haviland [1] [2]
Chief Financial Officer,
Automatic Data Processing, Inc. (Retired)

Alexandra Lebenthal [1] [3]
President and Chief Executive Officer,
Lebenthal & Co. LLC

Stuart R. Levine [2] [3]
Founder, Chairman and
Chief Executive Officer,
Stuart Levine and Associates LLC

Thomas E. McInerney [2] [3]
General Partner,
Welsh, Carson, Andersen & Stowe

Alan J. Weber [1] [3]
Chief Executive Officer,
Weber Group LLC

Arthur F. Weinbach
Executive Chairman and Chairman of the Board

(1) Audit Committee

(2) Compensation Committee

(3) Governance and Nominating Committee

Corporate Officers

Arthur F. Weinbach
Executive Chairman and Chairman of the Board

Richard J. Daly
Chief Executive Officer

John Hogan
President and Chief Operating Officer

Corporate Vice Presidents

Adam D. Amsterdam
Joseph Barra
J. Peter Benzie
Maryjo T. Charbonnier
Douglas R. DeSchutter
Robert F. Kalenka
Charles J. Marchesani
Gerard F. Scavelli
Robert Schifellite
Dan Sheldon

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001- 33220

BROADRIDGE FINANCIAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**33-1151291**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1981 MARCUS AVENUE LAKE SUCCESS, NY	**11042**
(Address of principal executive offices)	**(Zip code)**

(516) 472-5400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value, as of December 31, 2008, of common stock held by non-affiliates of the registrant was approximately $1,749,850,912.

As of July 31, 2009, there were 139,297,974 shares of the registrant's common stock outstanding (excluding 2,478,829 shares held in treasury), par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of June 30, 2009 are incorporated by reference into Part III.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I.

Forward-Looking Statements

This Annual Report on Form 10-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include:

- the success of Broadridge Financial Solutions, Inc. ("Broadridge" or the "Company") in retaining and selling additional services to its existing clients and in obtaining new clients;
- the pricing of Broadridge's products and services;
- changes in laws affecting the investor communication services provided by Broadridge;
- changes in laws regulating registered securities clearing firms and broker-dealers;
- declines in trading volume, market prices, or the liquidity of the securities markets;
- any material breach of Broadridge security affecting its clients' customer information;
- Broadridge's ability to continue to obtain data center services from its former parent company, Automatic Data Processing, Inc. ("ADP");
- any significant slowdown or failure of Broadridge's systems;
- Broadridge's failure to keep pace with changes in technology and demands of its clients;
- availability of skilled technical employees;
- the impact of new acquisitions and divestitures;
- competitive conditions;
- overall market and economic conditions; and
- any adverse consequences from Broadridge's spin-off from ADP.

Broadridge disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. Business

Overview

Broadridge is a leading global provider of technology-based solutions to the financial services industry. Our systems and services include investor communication solutions, securities processing solutions, and securities clearing and operations outsourcing solutions. In short, we provide the infrastructure that helps make the financial services industry work. With more than 40 years of experience, we provide financial services firms with advanced, dependable, scalable and cost-effective integrated systems. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities.

We serve a large and diverse client base in the financial services industry, including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, and clearing firms. We also provide services to corporate issuers.

We deliver a broad range of solutions that help our clients better serve their retail and institutional customers across the entire investment lifecycle, including pre-trade, trade, and post-trade processing. Our securities processing systems enable our clients to process securities transactions in more than 50 countries. In fiscal year 2009, we: (i) distributed over one billion investor communications, including proxy materials, investor account statements, trade confirmations, tax statements and prospectuses; (ii) processed on average over 1.6 million equity trades and over $3 trillion in trades of United States (U.S.) fixed income securities per day; and (iii) served over 100 correspondents through our securities clearing services. Our operations are classified into three business segments:

Investor Communication Solutions

A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge®, our innovative electronic proxy delivery and voting solution for institutional investors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered in paper or electronic form.

Broadridge introduced several investor communication solutions in fiscal year 2009. They are The Investor Network, our Shareholder Forum and Virtual Shareholder Meeting solutions, and our new data aggregation and data management solutions. These new service offerings are described in "The Broadridge Business" section below.

Securities Processing Solutions

We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund, and fixed income securities in established and emerging markets.

Clearing and Outsourcing Solutions

We provide securities transaction execution, clearing and settlement services, and operations outsourcing services through our subsidiary Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge Clearing"). Securities clearing and settlement is the process of matching, recording, and processing transaction instructions and then exchanging payment between counterparties. Ridge Clearing also provides financing for client inventory through margin lending. Our operations outsourcing solutions allow broker-dealers to outsource to Ridge Clearing certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

History and Development of Our Company

We are the former Brokerage Services division of ADP. Broadridge Financial Solutions, Inc. was incorporated in Delaware as a wholly-owned subsidiary of ADP on March 29, 2007 in anticipation of our spin-off from ADP. On March 30, 2007, we spun off from ADP and began operating as an independent public company. Our company has more than 40 years of history of providing innovative solutions to the financial services industry and publicly-held companies. In 1962, the Brokerage Services division of ADP opened for business with one client, processing an average of 300 trades per day. In 1979, we expanded our U.S.-based securities processing solutions to process Canadian securities.

We made significant additions to our Securities Processing Solutions business through two key acquisitions in the mid-1990s. In 1995, we acquired a London-based provider of multi-currency clearance and settlement services, to become a global supplier of transaction processing services. In 1996, we acquired a provider of institutional fixed income transaction processing systems.

We began offering our proxy services in 1989. The proxy services business, which started what has become our Investor Communication Solutions business, leveraged the information processing systems and infrastructure of our Securities Processing Solutions business. Our proxy services offering attracted 31 major clients in its first year of operations. In 1992, we acquired The Independent Election Corporation of America which further increased our proxy services capabilities. By 1999, we were handling over 90% of the investor communication distributions for all securities held of record by banks and broker-dealers in the U.S.—from proxy statements to annual reports. During the 1990s, we expanded our proxy services business to serve security owners of Canadian and United Kingdom issuers and we began offering a complete outsourced solution for international proxies.

In 1998, having previously provided print and distribution services as an accommodation to our securities processing and proxy clients, we decided to focus on account statement and reporting services. In 2001, we developed and released PostEdge® to meet the need for electronic distribution and archiving of all investor communications.

In 2004, we entered the securities clearing business by purchasing Bank of America Corporation's U.S. Clearing and BrokerDealer Services businesses. The following year we commenced offering our unique business process outsourcing service to self-clearing U.S. broker-dealers.

The Broadridge Business

Our operations are classified into three business segments: Investor Communication Solutions, Securities Processing Solutions, and Clearing and Outsourcing Solutions.

Investor Communication Solutions

A majority of publicly-traded shares are not registered in companies' records in the names of their ultimate beneficial owners. Instead, a substantial majority of all public companies' shares are held in "street name," meaning that they are held of record by broker-dealers or banks through their depositories. Most street name shares are registered in the name "Cede & Co.," the name used by The Depository Trust and Clearing Corporation ("DTCC"), which holds shares on behalf of its participant broker-dealers and banks. These participant broker-dealers and banks (which are known as nominees because they hold securities in name only) in turn hold the shares on behalf of their clients, the individual beneficial owners. Nominees, upon request, are required to provide companies with lists of beneficial owners who do not object to having their names, addresses, and share holdings supplied to companies, so called "non-objecting beneficial owners" (or "NOBOs"). Objecting beneficial owners (or "OBOs") may be contacted directly only by the broker-dealer or bank.

Because DTCC's role is only that of custodian, a number of mechanisms have been developed in order to pass the legal rights it holds as the record owner (such as the right to vote) to the beneficial owners. The first step in passing voting rights down the chain is the "omnibus proxy," which DTCC executes to transfer its voting rights to its participant nominees.

Under applicable rules, nominees must deliver proxy materials to beneficial owners and request voting instructions. Nominees are often prohibited by applicable New York Stock Exchange ("NYSE"), or other self-regulatory organization ("SRO") rules, or by express agreements with their customers from voting the securities held in their customers' accounts in the absence of receiving such customers' voting instructions.

A large number of nominees have contracted out the administrative processes of distributing proxy materials and tabulating voting instructions to us. Nominees accomplish this by transferring to us via powers of attorney the authority to execute a proxy, which authority they receive from DTCC (via omnibus proxy). We then distribute the proxy materials and voting instruction forms (known as "VIFs") to beneficial owners.

The U.S. Securities and Exchange Commission (the "SEC") rules require public companies to reimburse nominees for the expense of distributing stockholder communications to beneficial owners of securities held in street name. The reimbursement rates are set forth in the rules of SROs, including the NYSE. We act as a billing and collection agent for many nominees with respect to this reimbursement. We bill public companies on behalf of the nominees, collect the fee and remit to the nominee any difference between the fee that the nominee is entitled to collect and the amount that the nominee has agreed to pay us for our services.

We also compile NOBO lists on behalf of nominees in response to requests from issuers. The preparation of NOBO lists is subject to reimbursement by the securities issuers requesting such lists to the broker-dealers. The reimbursement rates are based on the number of NOBOs on the list produced pursuant to NYSE or other SRO rules. Such rules also provide for certain fees to be paid to third party intermediaries who compile such NOBO lists. We function as such an intermediary in the NOBO process.

We also provide proxy distribution, vote tabulation, and various additional investor communication tools and services to institutional investors, corporate issuers, and investment companies.

The services we provide in this segment represented approximately 71%, 71%, and 73% of our total net revenues in fiscal years 2009, 2008, and 2007, respectively. They include:

Bank and Brokerage Offerings. We handle the entire proxy materials distribution and voting process for our bank and broker-dealer clients on-line and in real-time, from coordination with third-party entities to ordering, inventory maintenance, mailing, tracking and vote tabulation. We offer electronic proxy delivery services for the electronic delivery of proxy materials to investors and collection of consents; maintenance of a database that contains the delivery method preferences of our clients' customers; posting of documents on the Internet; e-mail notification to investors notifying them that proxy materials are available; and proxy voting over the Internet. We also have the ability to combine stockholder communications for multiple stockholders residing at the same address which we accomplish by having ascertained the delivery preferences of investors. In addition, we provide a complete outsourced solution for the processing of international proxies. We also provide a complete reorganization communications solution to notify investors of reorganizations or corporate action events such as tender offers, mergers and acquisitions, bankruptcies, and class action lawsuits.

We also offer our bank and brokerage clients financial information distribution and transaction reporting services to help them meet their regulatory compliance requirements and business needs including: prospectus fulfillment services; electronic prospectus services; Investor Mailbox, our service providing the electronic delivery of investor communications to our clients' websites; PostEdge®, our electronic document archival and electronic delivery solution for documents including trade confirmations, tax documents and account statements; marketing communications; imaging, archival and workflow solutions; and on-demand digital print services.

Broadridge introduced The Investor Network to its bank and brokerage clients in fiscal year 2009. It is a comprehensive social network for validated investors. The Investor Network provides a secure environment for investors to discuss their investments, the economy and other market-related activity. It can integrate directly with a brokerage firm's customer-facing website. This allows brokerage customers to participate as validated members without having to divulge personal and confidential information that other online social media sites typically require.

Institutional Investor Offerings. We provide a suite of services to manage the entire proxy voting process of institutional investors, including fulfilling their fiduciary obligations and meeting their reporting needs such as ProxyEdge®, our workflow solution that integrates ballots for positions held across multiple custodians and presents them under a single proxy. Voting can be instructed for the entire position, by account vote group or on an individual account basis either manually or automatically based on the recommendations of participating governance research providers. ProxyEdge® also provides for client reporting and regulatory reporting. ProxyEdge® can be utilized for meetings of U.S. and Canadian companies and for meetings in many non-North American countries based on the holdings of our global custodian clients.

Corporate Issuer Offerings. We are the largest processor and provider of investor communication solutions to public companies. We offer our corporate issuer clients many tools to facilitate their communications with investors such as Internet and telephone proxy voting, electronic delivery of corporate filings, and householding of communications to stockholders at the same address. One of our opportunities for growth in the Investor Communication Solutions segment involves serving corporate issuer clients in providing communications services to registered stockholders—that is, stockholders who do not hold their shares through a broker-dealer in street name. We also offer proxy services to non-North American corporate issuers in connection with their general and special meetings of stockholders. Our corporate issuer services include ShareLink®, our service that enables the creation and printing of personalized proxy forms in a variety of formats. ShareLink® provides complete project management for the beneficial and registered proxy process.

Broadridge introduced two investor communication solutions for corporate issuers in fiscal year 2009. They are the Shareholder Forum and Virtual Shareholder Meeting solutions. The Shareholder Forum is an online venue that offers public companies the ability to host structured, controlled communication with their shareholders on a timely and regular basis. Validated shareholders can submit questions, answer surveys in preparation of the annual meeting and year-round, and communicate in various ways with a corporation. Broadridge's Virtual Shareholder Meeting service provides corporate issuers with the ability to host their annual meeting electronically on the Internet, either on a stand-alone basis, or in conjunction with their physical annual meeting. As the entity that provides beneficial shareholder proxy processing on behalf of many banks and brokerage firms, Broadridge can provide shareholder validation and voting to companies that want to hold virtual meetings.

Mutual Fund Offerings. We provide a full range of tools that enable mutual funds to communicate with large audiences of investors efficiently, reliably, and often with substantial cost savings. Our solutions allow mutual funds to centralize all investor communications through one resource. We also provide printing and mailing of regulatory reports, prospectuses and proxy materials, as well as proxy solicitation services. In addition, we distribute marketing communications and informational materials and create on-demand enrollment materials for mutual fund investors. Our unique position in the industry enables us to manage the entire communication process with both registered and beneficial stockholders.

We acquired Access Data Corp. and its Sales Vision® platform in our fourth quarter of 2009. As a result, we have expanded our product offerings to include data aggregation and data management solutions. Sales Vision is software delivered as a service ("SaaS") and assists mutual funds in processing commission and distribution payments, monitoring their compliance with regulatory requirements, and assembling shareholder and intermediary data in a form to better drive their sales strategy and marketing programs.

Securities Processing Solutions

Transactions involving securities and other financial market instruments originate with an investor, who places an order with a broker who in turn routes that order to an appropriate market for execution. At that point, the parties to the transaction coordinate payment and settlement of the transaction through a clearinghouse. The records of the parties involved must then be updated to reflect completion of the transaction. Tax, accounting and record-keeping requirements must be complied with in connection with the transaction and the customer's account information must correctly reflect the transaction. The accurate processing of trading activity requires effective automation and information flow across multiple systems and functions within the brokerage firm and across the systems of the various parties that participate in the execution of a transaction.

Our securities processing solutions automate the transaction lifecycle of equity, mutual fund, fixed income, and option securities trading operations, from order capture and execution through trade confirmation, settlement, and accounting. Our services facilitate the automation of straight-through-processing operations and enable financial institutions efficiently and cost-effectively to consolidate their books and records, focus on their core businesses, and manage risk. With our multi-currency capabilities, we support trading activities on a global basis.

Our securities processing services represented approximately 25%, 23%, and 24% of our total net revenues in fiscal years 2009, 2008, and 2007, respectively. These services include the following:

North American Processing Services. We provide a set of sophisticated, multi-currency systems that support real-time processing of securities transactions in North American equities, options, fixed income securities, and mutual funds. Brokerage Processing Services ("BPS") is our core multi-currency back-office processing system that supports real-time processing of transactions in the U.S. markets. BPS handles everything from order management to clearance and settlement, and assists our clients in meeting their regulatory reporting and other back-office requirements. BPS is provided on a hosted application service provider ("ASP") basis. We also offer a version of BPS for processing Canadian securities. In addition to our BPS offering, we provide specialized transaction processing tools and services for small to mid-market financial firms in the U.S. and Canada that are operated on separate Broadridge technology platforms. We also provide state-of-the-art fixed income transaction processing capabilities and support for front, middle, and back-office functions. Our securities processing services can be integrated with our web-based desktop applications, wealth management tools, enterprise workflow, automated inquiry reporting and record-keeping services.

International Processing Services. We provide advanced multi-currency transaction processing solutions for institutional and retail securities operations, corporate actions, and business process outsourcing services such as data cleansing. Our Global Processing Solution is our integrated delivery of multiple securities processing products and services to create a comprehensive system that is capable of processing transactions in equity, option, mutual fund, and fixed income securities in established and emerging markets, at any time. Its advanced real-time processes automate the securities transaction lifecycle from order capture and execution through confirmation, settlement, and accounting.

Clearing and Outsourcing Solutions

Ridge Clearing provides securities transaction execution, clearing and settlement services, and financing of client inventory through margin lending. Ridge Clearing also provides operations outsourcing services relating to a variety of clearing, record-keeping, and custody-related functions.

Securities clearing is the verification of information between two broker-dealers in a securities transaction and the subsequent settlement of that transaction, either as a book-entry transfer or through physical delivery of certificates, in exchange for payment. Record-keeping includes customer account maintenance and customized data processing services. Custody services are the safe-keeping of another party's assets, such as physical securities. Clients for whom we provide securities clearing, record-keeping, and custody-related services are generally referred to as our "correspondents." In the U.S., clearing relationships typically are "fully-disclosed." This means that the correspondent's customer is known to the clearing firm and the clearing firm is known to the customer.

Our clients engage in either the retail or institutional brokerage business in the U.S. Our clients generally engage us either to act as a full-service clearing firm, whereby our securities clearing and processing personnel execute and clear transactions and we are the broker-dealer of record, or as a provider of operations outsourcing solutions, whereby our clients execute and clear transactions and we perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, we are not the broker-dealer of record.

We effect securities transactions for our clients on either a cash or margin basis. In a cash basis transaction, our clients fully pay for the purchase price of the security, and we provide execution and clearing services. In a margin transaction, we extend credit to a client for a portion of the purchase price of the security. Such credit is collateralized by securities in the client's accounts in accordance with regulatory and internal requirements. We receive income from interest charged on such loans. In the normal course of business, we borrow securities from banks and other broker-dealers to facilitate customer short selling activity and to effect delivery of securities at settlement. Conversely, we lend securities to broker-dealers and other trading entities that need to cover their short sales and to complete transactions that require delivery of securities at settlement.

Our services to our correspondents also include an extensive mutual fund roster, a variety of retirement plans for which we are the custodian, comprehensive cash management products, brand name institutional quality research, and access to fee-based advisory products.

As a member of Euroclear, Cedel, and the Citibank Global Custodian Clearance Network, we offer international clearing capabilities including multi-currency confirmation and statement reporting.

Broadridge's Integrated Solutions

Our U.S. clients can choose from three levels of securities processing services, all of which utilize the same technology platform. We provide our clients the ability to integrate our securities processing services with our securities clearing services and/or operations outsourcing services. This allows our clients to migrate across these services as they grow or as their business needs change without having to undergo the cost and risk of changing their underlying back-office systems. Our three-tier service offering is as follows:

- financial institutions that choose to run their own clearing operations can utilize our securities transaction processing systems on a hosted ASP basis;
- financial institutions that choose to take advantage of the scale and resources of a large securities clearing firm can receive our securities processing and securities clearing, settlement and financing services on an integrated outsourced basis as our correspondents; and
- financial institutions that believe the best way to optimize their business is to outsource their staff, systems and securities processing functions while retaining customer credit and financing activities can utilize our operations outsourcing services.

In addition, our clients can integrate our securities processing and clearing services with our other services including: (i) the processing of trade confirmations and account statements, delivered traditionally or electronically; (ii) equity and mutual fund prospectus processing; (iii) automated workflow tools that help our clients streamline their securities processing and operations activities; and (iv) a full suite of wealth management products including data aggregation tools, end-customer websites, broker desktop, financial planning and modeling tools, performance reporting and portfolio accounting. Our core systems for processing equity, option, and mutual fund transactions in the U.S. markets can also be combined with our specialized systems for processing fixed income and international securities transactions. These specialized securities processing services are fully integrated with our correspondent clearing and operations outsourcing services.

Clients

We serve a large and diverse client base in the financial services industry including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, independent broker-dealers, and clearing firms. We also provide services to corporate issuers.

In fiscal year 2009, we:

- processed approximately 70% of the outstanding shares in the U.S. in the performance of our proxy services;

- distributed over one billion investor communications in either paper or electronic form, as requested by investors;
- processed on average over 1.6 million equity trades and over $3 trillion in trades of U.S. fixed income securities per day;
- provided fixed income trade processing services to 10 of the 18 primary dealers of fixed income securities in the U.S; and
- served over 100 correspondents through our securities clearing services.

In fiscal year 2009, we derived approximately 27% of our revenues from five clients. Our largest single client accounted for between 6%-7% of our revenues.

Competition

We operate in a highly competitive industry. Our Investor Communication Solutions business competes with companies that provide investor communication and corporate governance solutions including transfer agents who handle communication services to registered (non-beneficial) securities holders, proxy advisory firms, proxy solicitation firms and other proxy services providers. We also face competition from numerous firms in the compiling and printing of transaction confirmations and account statements. Our Securities Processing Solutions business principally competes with brokerage firms that perform their trade processing in-house, and with numerous other outsourcing vendors. Our Clearing and Outsourcing Solutions business competes with other financial institutions that offer correspondent clearing and execution services. Our back-office support services offered through this segment also compete with very large financial institutions that both clear transactions and manage their own back-office record-keeping operations. In many cases, clients engage us only to perform certain functions, such as back-office processing, and do not outsource certain functions that we would also perform for them, such as clearing transactions.

Technology

We have several information processing systems which serve as the core foundation of our technology platform. We leverage these systems in order to provide our investor communication, securities processing, and securities clearing and operations outsourcing services. We are committed to maintaining extremely high levels of quality service through our skilled technical employees and the use of our technology within an environment that seeks continual improvement.

Our mission-critical applications are designed to provide high levels of availability, scalability, reliability, and flexibility. They operate on industry standard enterprise architecture platforms that provide high degrees of horizontal and vertical scaling. This scalability and redundancy allows us to provide high degrees of system availability. In July 2006, we combined our primary data center with ADP's data center. Those data center systems and applications are operated and managed by ADP under the data center outsourcing services agreement we entered into with ADP in connection with the spin-off from ADP in March 2007. The data center services are provided to us consistent with the services provided to us immediately before the spin-off, provided that the operation of the data center is the sole responsibility of ADP. Under this agreement, ADP is responsible for hosting a significant portion of our mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services are managed by ADP. All critical platforms are fully supported under ADP's disaster recovery program which provides geographic diversity and precise system, application, data and network recovery. The agreement with ADP provides for increasing volumes and the addition of new services over the term. We continue to manage the application development, information technology strategy and system architecture direction and management functions. The data center outsourcing services agreement with ADP will expire on June 30, 2012.

Most of our systems and applications process in Tier IV data centers. Tier IV data centers employ multiple active power and cooling distribution paths, redundant components, and are capable of providing 99.995% availability. Tier IV data centers provide infrastructure capacity and capability to permit any planned activity without disruption to the critical load, and can sustain at least one worst-case, unplanned failure or event with no critical load impact. The geographically dispersed processing centers of ADP and Broadridge also provide disaster recovery and business continuity processing.

To further demonstrate our commitment to maintaining the highest levels of quality service and client satisfaction within an environment that fosters continual improvement, Broadridge's and ADP's data centers are International Organization for Standardization ("ISO") 9001:2000 certified. In addition, Broadridge's core applications and facilities for the provision of our proxy, U.S. equity and fixed income securities processing services, and ADP's data centers are ISO 27001 certified. This security standard specifies the requirements for establishing, implementing, operating, monitoring, reviewing, maintaining and improving a documented Information Security Management System within the context of the organization's overall business risks. It specifies the requirements for the implementation of security controls customized to the needs of individual organizations. This standard addresses confidentiality, access control, vulnerability, business continuity, and risk assessment.

Product Development. Our products and services are designed with reliability, availability, scalability, and flexibility so that we can fully meet our clients' processing needs. These applications are built in a manner which allows us to meet the breadth and depth of requirements of our financial services industry clients in a highly efficient manner. We continually upgrade, enhance, and expand our existing products and services taking into account input from clients, industry-wide initiatives and regulatory changes affecting our clients.

Intellectual Property. We own registered marks for our trade name and own or have applied for trademark registrations for many of our services and products. We regard our products and services as proprietary and utilize internal security practices and confidentiality restrictions in contracts with employees, clients, and others for protection. We believe that we hold all proprietary rights necessary to conduct our business.

Employees

At June 30, 2009, we had approximately 5,060 employees. None of our employees are subject to collective bargaining agreements governing their employment with our company. We believe that our employee relations are good.

Regulation

The securities and financial services industries are subject to extensive regulation in the U.S. and in other jurisdictions. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

In the U.S., the securities and financial services industries are subject to regulation under both federal and state laws. At the federal level, the SEC regulates the securities industry, along with the Financial Industry Regulatory Authority, Inc. or FINRA, the various stock exchanges, and other SROs. Companies that operate in these industries, such as our subsidiary Ridge Clearing, are subject to regulations concerning many aspects of their businesses, including trade practices, capital structure, record retention, money laundering prevention, and the supervision of the conduct of directors, officers and employees. A failure by Ridge Clearing to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC authorization granted to allow the operation of our Clearing and Outsourcing Solutions business or disqualification of the directors, officers or employees of such business.

Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions, our services are provided in a manner to assist our clients in complying with the laws and regulations to which they are subject, such as our proxy distribution, processing, and voting services. As a result, the services we provide may change as applicable SEC and NYSE regulations are revised. For example, the SEC has in recent years amended the proxy rules to allow public companies to follow a "notice and access" model of proxy material delivery. The SEC's notice and access rules have caused us to develop and offer a number of new and additional services.

In addition, in 2005 the NYSE convened a Proxy Working Group to review certain NYSE rules regarding the roles and responsibilities of broker-dealers in the proxy process. The Proxy Working Group made recommendations in 2007 and certain of its recommendations have been approved or are pending approval by the SEC. The Proxy Working Group recommendations and any additional proposals by the SEC to change the proxy rules could result in further changes to the regulations and practices regarding the distribution of proxy materials, proxy voting, and stockholder communications. We continue to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under evolving legal requirements and industry practices. However, any such changes may result in a negative effect on our Investor Communication Solutions business. For example, if additional modifications to the current regulations are enacted that allow for Internet delivery of additional types of investor communications without requiring that a notice be sent to stockholders, our revenues and results of operations in the Investor Communication Solutions business could be adversely affected.

Certain of the securities processing services we provide may be deemed to be mission-critical functions of financial institutions that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council ("FFIEC"). We are therefore subject to examination by the member agencies of the FFIEC which are the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, and the National Credit Union Association. The FFIEC conducts periodic reviews of certain of our operations in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to which we provide services, evaluates our risk management systems and controls, and determines our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services. In addition, we engage independent auditors to review many of our operations to provide internal control evaluations for our clients and their regulators.

Regulation of our Clearing and Outsourcing Solutions business

Our Clearing and Outsourcing Solutions business is conducted through our subsidiary, Ridge Clearing, a broker-dealer registered with the SEC and a member of FINRA and various other SROs. Our Clearing and Outsourcing Solutions business operates in the regulatory environment discussed in the following paragraphs.

As a registered broker-dealer, Ridge Clearing is required to participate in the Securities Investor Protection Corporation ("SIPC"). In the event of a broker-dealer member's insolvency, SIPC provides protection of up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. Additional protection or excess SIPC, is provided through a group of London underwriters, with Lloyd's of London Syndicates as the lead underwriter. This additional insurance policy becomes available to customers in the event that SIPC limits are exhausted and provides protection for securities and cash up to an aggregate of $600 million. This is provided to pay amounts in addition to those returned in a SIPC liquidation. This additional insurance policy is limited to a combined return to any customer from a trustee, SIPC and the London underwriters of $150 million, including cash of up to $2 million. It does not protect against losses from the rise and fall in the market value of investments, and does not cover all assets. Such coverages are provided in connection with our securities clearing services and are for the benefit of all customers of our introducing broker-dealer clients.

Regulation of Clearing Activities

Ridge Clearing provides clearing services to introducing broker-dealers, commonly referred to as "correspondents," with whom we are not affiliated. Errors in performing clearing functions, including clerical, technological, and other errors related to the processing of securities transactions and the handling of funds and securities held by us on behalf of broker-dealers, could lead to censures, fines, or other sanctions imposed by applicable regulatory authorities. Errors could also lead to losses and liability in related lawsuits and proceedings brought by our clients (including our correspondents), the customers of our correspondents, and others.

Regulatory Capital and Customer Protection Requirements

As a registered broker-dealer and member of FINRA, Ridge Clearing is subject to the SEC's net capital rule. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. The net capital rule provides specific criteria to measure regulatory net capital, which requires the firm to apply deductions and other operational charges to its net worth to reflect illiquid assets. These deductions also include adjustments, which are commonly called "haircuts," which reflect the possibility of a decline in the market value of firm inventory before disposition. The effects of securities lending and securities borrowing activities on net capital calculations are described in the "Regulation of Securities Lending and Borrowing" section below.

Failure to maintain the required net capital may subject Ridge Clearing to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies and, if not cured, could ultimately require the liquidation of Ridge Clearing. The net capital rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness, and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce Ridge Clearing's net capital below required levels.

The net capital rule also provides that the SEC may restrict any capital withdrawal, including the withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the net capital rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under specified subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

A change in the net capital rule, the imposition of new rules or any unusually large charges against net capital could limit some of our securities clearing and operations outsourcing activities that require the intensive use of capital and also could restrict our ability to withdraw capital from our Clearing and Outsourcing Solutions business, which in turn could limit our ability to pay dividends, repay debt, or repurchase shares of outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of our Clearing and Outsourcing Solutions business.

In addition, as a regulated broker-dealer, Ridge Clearing is also subject to the SEC's customer protection rule. The customer protection rule operates to protect both customer funds and customer securities. To protect customer securities, the customer protection rule requires that the broker-dealers promptly obtain possession or control of customers' fully paid securities free of any lien. However, broker-dealers may lend or borrow customers' securities purchased on margin or customers' fully paid securities, if the broker-dealer provides collateral exceeding the market value of the securities it borrowed and makes certain other disclosures to the customer. With respect to customer funds, the customer protection rule requires broker-dealers to make deposits into an account held only for the benefit of customers ("reserve account") based on its computation of the reserve formula. The reserve formula requires that broker-dealers compare the amount of funds it has received from customers or through the use of their securities ("credits") to the amount of funds the firm has used to finance customer activities ("debits"). In this manner, the customer protection rule ensures that the broker-dealer's securities lending and borrowing activities do not impact the amount of funds available to customers in the event of liquidation.

Regulation of Securities Lending and Borrowing

As part of our Clearing and Outsourcing Solutions business, Ridge Clearing engages in securities lending and borrowing transactions with other broker-dealers either by lending the securities that we hold for our correspondents and their customers to other broker-dealers or by borrowing securities from banks or other broker-dealers to facilitate transactions by our correspondents.

Securities lending and borrowing activities are subject to the SEC's net capital rule described above. Because engaging in securities lending and borrowing presents counterparty credit risk to the broker-dealer, the provisions in the net capital rule require unsecured receivables to be deducted from the broker-dealer's net worth when it computes its "net capital." In addition, the net capital rule requires a 100% deduction of the amount by which the market value of securities loaned exceeds cash collateral received. Securities lending and borrowing activities are also subject to the SEC's customer protection rule, the objective of which is to ensure that assets of the firm's customers will be available to be distributed to them in the event of a liquidation of a registered broker-dealer.

SEC Rules 8c-1 and 15c2-1 (the "hypothecation rules") under the Securities Exchange Act of 1934 (the "Exchange Act") set forth requirements relating to the borrowing or lending of our correspondents' customers' securities. The hypothecation rules prohibit us from borrowing or lending correspondents' customers securities in situations where (1) the securities of one customer will be held together with securities of another customer, without first obtaining the written consent of each customer; (2) the securities of a customer will be held together with securities owned by a person or entity that is not a customer; or (3) the securities of a customer will be subject to a lien for an amount in excess of the aggregate indebtedness of all customers' securities.

Regulation T was issued by the Federal Reserve Board pursuant to the Exchange Act in part to regulate the borrowing and lending of securities by broker-dealers. Although Regulation T allows broker-dealers to deposit cash in order to secure the borrowing of securities for the purpose of making deliveries of such securities in the cases of short sales, failures to receive securities they are required to deliver, or other similar cases and to lend securities for such purposes against such a deposit, it also includes provisions regarding the provision of collateral. For example, under the provisions of Regulation T, broker-dealers are generally required to collect cash equal to 50% of the value of equity securities purchased in a margin account. However, we may require the deposit of a higher percentage of the value of equity securities purchased on margin. Securities borrowed transactions are extensions of credit to the securities lender in that the lender generally receives cash collateral that exceeds the market value of the securities that were lent.

With respect to such securities borrowing and lending, Regulation SHO issued under the Exchange Act generally prohibits, among other things, a broker-dealer from accepting a short sale order unless either the broker-dealer has borrowed the security, or entered into a bona-fide arrangement to borrow the security or has "reasonable grounds" to believe that the security can be borrowed so that it can be delivered on the date delivery is due and has documented compliance with this requirement.

Failure to maintain the required net capital, accurately compute the reserve formula or comply with Regulation T or Regulation SHO may subject Ridge Clearing to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies and, if not cured, could ultimately require the liquidation of our Clearing and Outsourcing Solutions business. A change in the net capital rule, the hypothecation rules, the customer protection rule, Regulation T, Regulation SHO, or the imposition of new rules could adversely impact our ability to engage in securities lending and borrowing, which in turn could limit our ability to pay dividends, repay debt or repurchase shares of outstanding stock.

Margin Risk Management

Our margin lending activities expose the capital of Ridge Clearing to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility, and changes in liquidity of the underlying margin collateral, over which we have virtually no control.

We attempt to minimize the risks inherent in our margin lending activities by retaining in our margin lending agreements the ability to adjust margin requirements as needed and by exercising a high degree of selectivity when accepting new correspondents. When determining whether to accept a new correspondent, we evaluate, among other factors, the brokerage firm's experience in the industry, its financial condition and the background of the principals of the firm. In addition, we have multiple layers of protection, including the balances in customers' accounts, correspondents' commissions on deposit, and clearing deposits provided by correspondent firms, in the event that a correspondent or one of its customers does not deliver payment for our services. We also maintain a bad debt reserve. Our customer agreements and fully-disclosed clearing agreements require industry arbitration in the event of a dispute. Arbitration is generally less expensive and more time efficient than dispute resolution through the court system. Although we attempt to minimize the risk associated with our margin lending activities, there is no assurance that the assumptions on which we base our decisions will be correct or that we are in a position to predict factors or events which will have an adverse impact on any individual client or issuer, or the securities markets in general.

State Regulation

Ridge Clearing is a broker-dealer authorized to conduct business in all 50 states under applicable state securities regulations.

Changes in Our Business and the Regulatory Environment

In addition, we may expand our Clearing and Outsourcing Solutions business into other countries in the future. We will be required to comply with the regulatory controls of each country in which we conduct business. The securities and financial services industries are heavily regulated in many foreign countries. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

Privacy and Information Security Regulations

The processing of personal information is required to provide our services. Data privacy laws and regulations in the U.S. and foreign countries apply to the collection, transfer, use, and storage of personal information. In the U.S., the federal Gramm-Leach-Bliley Act, which applies to financial institutions, and various state privacy laws, which apply to businesses that collect personal information, apply directly to our subsidiary Ridge Clearing. The Gramm-Leach-Bliley Act and state privacy laws apply indirectly, through contractual commitments with our clients and through industry standards, to the entities that perform our investor communication and securities processing services. The state privacy laws require notification to affected individuals, state officers, and consumer reporting agencies in the event of a security breach of computer databases or physical documents that results in unauthorized access to or disclosure of certain non-public personal information. These regulations and laws also impose requirements for safeguarding personal information through internal policies and procedures.

Similar data privacy laws related to the collection, transfer, use, and storage of personal information exist outside of the U.S., such as the European Union's 95/46 EC Directive of the European Parliament, Canada's Personal Information Protection and Electronic Documents Act, individual European national laws, and data privacy laws of other countries. In some cases, these laws may be more restrictive and may require different compliance requirements than the Gramm-Leach-Bliley Act or the U.S. state privacy laws, and may impose additional duties on companies.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy. The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Other

Our businesses, both directly and indirectly, rely on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, governmental agencies within the U.S. and other jurisdictions are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our clients' abilities to transact business through the Internet or other electronic communications gateways.

Seasonality

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter (the second quarter of the calendar year). The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

Segment and Geographic Area Financial Information

You can find financial information regarding our operating segments and our geographic areas in Note 19, "Financial Data By Segment" to our Consolidated and Combined Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

The Separation of Broadridge from ADP

Until March 30, 2007, Broadridge was a wholly-owned subsidiary of ADP. The spin-off by ADP of its brokerage services business became effective on March 30, 2007 through a distribution of 100% of the common stock of the Company to the holders of record of ADP's common stock on March 23, 2007 (the "Distribution"). In connection with the spin-off, ADP received a private letter ruling from the U.S. Internal Revenue Service ("IRS") and an opinion from tax counsel indicating that the spin-off was tax free to the stockholders, ADP, and Broadridge. Please refer to Item 1A of Part I "Risk Factors" of this Annual Report on Form 10-K for information on the tax risks associated with the spin-off from ADP.

The financial statements in this Annual Report on Form 10-K for the periods ended on or after the Distribution are presented on a consolidated and combined basis and include the accounts of Broadridge and its majority-owned subsidiaries. The financial statements for the periods presented before the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to Broadridge as part of the spin-off. The assets and liabilities presented have been reflected on a historical basis, as before the Distribution such assets and liabilities were owned by ADP. However, the financial statements for the periods presented before the Distribution do not include all of the actual expenses that would have been incurred had Broadridge been a stand-alone entity during the periods presented and do not reflect Broadridge's combined results of operations, financial position, and cash flows had Broadridge been a stand-alone company during the periods presented. The results of operations, financial position, and cash flows for periods before the Distribution are not necessarily indicative of the results that may be expected for any other future period as a result of the presentation described above.

We entered into agreements with ADP before the spin-off to govern the terms of the spin-off, certain of which will have potential impacts on our business in future periods, including:

Separation and Distribution Agreement

The separation and distribution agreement defines our ongoing relationship with ADP following the spin-off, and provides for cross-indemnities between ADP and us, principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of ADP's retained businesses with ADP.

Tax Allocation Agreement

The tax allocation agreement governs both our and ADP's rights and obligations after the Distribution with respect to taxes for both pre- and post-Distribution periods. Under the tax allocation agreement, ADP generally is required to indemnify us for any income taxes attributable to its operations or our operations and for any non-income taxes attributable to its operations, in each case for all pre-Distribution periods as well as any taxes arising from transactions effected to consummate the spin-off, and we generally are required to indemnify ADP for any non-income taxes attributable to our operations for all pre-Distribution periods and for any taxes attributable to our operations for post-Distribution periods.

We are generally required to indemnify ADP against any tax resulting from the Distribution (and against any claims made against ADP in respect of any tax imposed on its stockholders), in each case if that tax results from (i) an issuance of a significant amount of our equity securities, a redemption of a significant amount of our equity securities or our involvement in other significant acquisitions of our equity securities (excluding the Distribution of our stock in the spin-off), (ii) other actions or failures to act by us (such as those described in the following paragraph), or (iii) any of our representations or undertakings referred to in the tax allocation agreement being incorrect or violated. ADP is generally required to indemnify us for any tax resulting from the Distribution if that tax results from (i) ADP's issuance of its equity securities, redemption of its equity securities or involvement in other acquisitions of its equity securities, (ii) other actions or failures to act by ADP, or (iii) any of ADP's representations or undertakings referred to in the tax allocation agreement being incorrect or violated.

In addition, to preserve the tax-free treatment to ADP of the Distribution, for specified periods of up to 30 months following the Distribution, we are generally prohibited, with a number of specified exceptions, from:

- issuing, redeeming, or being involved in other significant acquisitions of our equity securities (excluding the Distribution of our stock in the spin-off);
- transferring significant amounts of our assets;
- amending our certificate of incorporation or by-laws;
- failing to comply with the IRS requirement for a spin-off that we engage in the active conduct of a trade or business after the spin-off; or
- engaging in other actions or transactions that could jeopardize the tax-free status of the Distribution.

Data Center Outsourcing Services Agreement

Under the data center outsourcing services agreement entered into with ADP before the Distribution, ADP provides us with data center services consistent with the services they provided to us immediately before the Distribution, provided that the operation of the data center is the sole responsibility of ADP. Among the principal services provided by the data center are information technology services and service delivery network services. The agreement with ADP provides for increasing volumes and the addition of new services over the term. Under the agreement, ADP is responsible for hosting a significant portion of our mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services are managed by ADP. The agreement will expire on June 30, 2012.

Available Information

Our headquarters are located at 1981 Marcus Avenue, Lake Success, New York 11042, and our telephone number is (516) 472-5400.

We maintain an Investor Relations website on the Internet at *www.broadridge-ir.com*. We make available free of charge, on or through this website, our annual, quarterly and current reports, and any amendments to those reports as soon as reasonably practicable following the time they are electronically filed with or furnished to the SEC. To access these, just click on the "SEC Filings" link found on our Investor Relations homepage. You can also access our Investor Relations website through our main website at *www.broadridge.com* by clicking on the "Investor Relations" link, which is located at the top of our homepage. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K or any other report filed with the SEC.

ITEM 1A. Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K or incorporated by reference herein. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our company in each of the noted risk categories: (i) Risks Relating to Our Business; (ii) Risks Relating to Our Clearing and Outsourcing Solutions Business; and (iii) Risks Relating to Our Separation from ADP. However, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develops into actual events, they could have a material adverse effect on our business, financial condition, or results of operations.

Risks Relating to Our Business

Consolidation in the financial services industry could adversely affect our revenues by eliminating some of our existing and potential clients and could make us increasingly dependent on a more limited number of clients.

There has been and continues to be merger, acquisition, and consolidation activity in the financial services industry. Mergers or consolidations of financial institutions could reduce the number of our clients and potential clients. If our clients merge with or are acquired by other firms that are not our clients, or firms that use fewer of our services, they may discontinue or reduce the use of our services. In addition, it is possible that the larger financial institutions resulting from mergers or consolidations could decide to perform in-house some or all of the services that we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations. The current economic slowdown and in particular, its impact on the financial services industry, has resulted in increased mergers or consolidations of our clients. Due to this recent consolidation activity, one of the 15 largest clients of our Securities Processing Solutions business has recently acquired a financial institution that performs in-house some of the securities processing services that we provide and, as a result, it has notified us that it intends to terminate these services. This client generated $23.0 million, $19.7 million, and $16.1 million of revenues during the fiscal years ended June 30, 2009, 2008, and 2007, respectively, from the services that are being terminated.

A large percentage of our revenues are derived from a small number of clients in the financial services industry.

In fiscal year 2009, we derived approximately 27% of our revenues from our five largest clients and approximately 70% of the revenues of our Securities Processing Solutions segment from the 15 largest clients in that segment. Our largest single client accounted for between 6%-7% of our consolidated revenues. While these clients generally work with multiple business segments, the loss of business from any of these clients due to merger or consolidation or non-renewal of contracts would have an adverse effect on our revenues and results of operations, and the loss of any of these securities processing solutions clients could result in a material adverse effect on the revenues and results of operations of our Securities Processing Solutions segment. The current economic slowdown and in particular, its impact on the financial services industry, has resulted in increased mergers or consolidations of our clients. Due to this recent consolidation activity, one of the 15 largest clients of our Securities Processing Solutions business has recently acquired a financial institution that performs in-house some of the securities processing services that we provide and, as a result, it has notified us that it intends to terminate these services.

At the end of a contract term, clients have the opportunity to consider whether to renew their contracts or engage one of our competitors to provide services. If we are not successful in achieving high renewal rates with favorable terms, particularly with these clients, our revenues from such renewals and the associated earnings could be negatively impacted. The current economic slowdown and in particular, its impact on the financial services industry, has resulted in increased pricing pressure, particularly with respect to our Securities Processing Solutions business. In connection with the recent renewal and extension of some contracts with our Securities Processing Solutions clients, the increased pricing pressure has resulted in a higher than historical average rate of price concessions. These contract renewal price concessions are estimated to be approximately 5% of our annual Securities Processing Solutions segment's revenues, compared with the historical average rate of 3% of the annual Securities Processing Solutions segment's revenues.

The financial services industry has experienced increasing scrutiny by regulatory authorities in recent years and further changes in legislation or regulations may affect our ability to conduct our business or may reduce our profitability.

The legislative and regulatory environment of the financial services industry has undergone significant change in the past and may undergo further change in the future. The SEC, FINRA, various securities exchanges, and other U.S. and foreign governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions, our services are provided in a manner to assist our clients in complying with the laws and regulations to which they are subject such as our proxy distribution, processing, and voting services. As a result, the services we provide may change as applicable SEC and NYSE regulations are revised. For example, the SEC has in recent years amended the proxy rules to allow public companies to follow a "notice and access" model of proxy material delivery. The SEC's notice and access rules have caused us to develop and offer a number of new and additional services.

In addition, in 2005 the NYSE convened a Proxy Working Group to review certain NYSE rules regarding the roles and responsibilities of broker-dealers in the proxy process. The Proxy Working Group made recommendations in 2007 and certain of its recommendations have been approved or are pending approval by the SEC. The Proxy Working Group recommendations and any additional proposals by the SEC to change the proxy rules could result in further changes to the regulations and practices regarding the distribution of proxy materials, proxy voting and stockholder communications. We continue to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under evolving legal requirements and industry practices. However, any such changes may result in a negative effect on our Investor Communication Solutions business. For example, if additional modifications to the current regulations are enacted that allow for Internet delivery of additional types of investor communications without requiring that a notice be sent to stockholders, our revenues and results of operations in the Investor Communication Solutions business could be adversely affected.

Certain of the securities processing services we provide may be deemed to be mission-critical functions of financial institutions that are regulated by one or more member agencies of the FFIEC. We are therefore subject to examination by the member agencies of the FFIEC. The FFIEC conducts periodic reviews of certain of our operations in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to which we provide services, evaluates our risk management systems and controls, and determines our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services, which could have a material adverse effect on our business, financial condition and results of operations.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy. The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Our revenues may decrease due to declines in trading volume, market prices, or the liquidity of the securities markets.

We generate significant revenues from the transaction processing fees we earn from our investor communication, securities processing, and clearing and outsourcing services (including the interest income from our margin lending activities and interest earned by investing clients' cash). These revenue sources are substantially dependent on customer trading volumes, market prices, and the liquidity of the securities markets. Over the past several years, the U.S. and foreign securities markets have experienced significant volatility. Sudden sharp or gradual but sustained declines in market values of securities can result in:

- reduced investor communications activity, including reduced mutual fund communications volumes, reduced mergers and acquisitions and reduced proxy activity;
- reduced trading activity;
- illiquid markets;
- declines in the market values of securities carried by our clients and clearing correspondents;
- the failure of buyers and sellers of securities to fulfill their settlement obligations;
- reduced margin loan balances of investors; and
- increases in claims and litigation.

The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our investor communication solutions, securities processing solutions, and clearing and outsourcing solutions activities.

Breaches of our information security policies or safeguards, or those of our outsourced data center services provider, could adversely affect our ability to operate, could result in the personal or account information of our clients' customers being misappropriated, and may cause us to be held liable or suffer harm to our reputation.

We process and transfer the personal and account information of customers of financial institutions. Our clients are subject to laws and regulations in the U.S. and other jurisdictions designed to protect the privacy of personal information and to prevent that information from being inappropriately disclosed and they require that we abide by such laws and regulations in performing our services for them. In addition, our broker-dealer subsidiary Ridge Clearing is subject to these laws and regulations. We have developed and maintain technical and operational safeguards including encryption, authentication technology, and transmission of data over private networks in order to effect secure transmissions of confidential information over computer systems and the Internet. In addition, ADP, as our data center services provider, has information security safeguards in place. However, despite those safeguards, it is possible that hackers, employees acting contrary to security policies, or others could improperly access our systems or improperly obtain or disclose the personal or account information of our clients' customers. Any breach of our security policies or safeguards, or those of our outsourced data center services provider, resulting in the unauthorized use or disclosure of the personal or account information of our clients' customers could limit our ability to provide services, hinder the growth of our business, and subject us to litigation or damage our reputation. In addition, we may incur significant costs to protect against the threat of network or Internet security breaches or to alleviate problems caused by such breaches.

We purchase a significant portion of our data center services, including disaster recovery capabilities, from ADP, and if ADP fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition, and results of operations may be harmed.

Prior to our spin-off from ADP, we combined our primary data center with ADP's data center. In connection with our separation from ADP, we entered into a multi-year data center outsourcing services agreement with ADP pursuant to which ADP provides us with data center services consistent with the services provided to us immediately before the spin-off, provided that the operation of the data center is the sole responsibility of ADP. The services include hosting the mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services are managed by ADP. As a result, we currently purchase a significant portion of our data center services, including disaster recovery capabilities, from ADP. ADP has not ordinarily provided outsourced data center services. If ADP fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition and results of operations may be harmed. If our agreement with ADP is terminated for any reason, we may not be able to find an alternative data center services provider in a timely manner or on acceptable financial terms. If we need to build our own information technology infrastructure, we may incur substantial costs and could experience temporary business interruptions. As a result, we may not be able to meet the demands of our clients and, in turn, our business, financial condition, and results of operations may be harmed. In addition, technology service failures could have adverse regulatory consequences for our Clearing and Outsourcing Solutions business. Some of these risks are anticipated and covered through service level credits, termination rights, and indemnification clauses in our data center outsourcing services agreement with ADP. Nevertheless, we may not be adequately protected against all possible losses through the terms of the agreement.

Any slowdown or failure of our computer or communications systems or those of our outsourced data center services provider could impact our ability to provide services to our clients and support our internal operations and could subject us to liability for losses suffered by our clients or their customers.

Our services depend on our ability to store, retrieve, process, and manage significant databases, and to receive and process transactions and investor communications through a variety of electronic systems and media. Our systems, those of our outsourced data center services provider, or any other systems with which ours interact could slow down significantly or fail for a variety of reasons, including:

- computer viruses or undetected errors in internal software programs or computer systems;
- inability to rapidly monitor all system activity;
- inability to effectively resolve any errors in internal software programs or computer systems once they are detected;
- heavy stress placed on systems during peak times; or
- power or telecommunications failure, fire, flood or any other disaster.

While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to predict future volume increases or volatility accurately or that our systems and those of ADP, as our data center services provider, will be able to accommodate these volume increases or volatility without failure or degradation. Moreover, because we have outsourced our data center operations, the operation and performance of the data center involve factors beyond our control. Any significant degradation or failure of our computer systems, communications systems or any other systems in the performance of our services could cause the customers of our clients to suffer delays in their receipt of investor communications or in the execution of their trades. These delays could cause substantial losses for our clients or their customers and could subject us to claims and losses, including litigation claiming fraud or negligence that could damage our reputation, increase our service costs, cause us to lose revenues, and/or divert our technical resources.

Our business, financial position, and results of operations could be harmed by adverse rating actions by credit rating agencies.

If the credit ratings of our outstanding indebtedness are downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected and perceptions of our financial strength could be damaged. A downgrade would have the effect of increasing our borrowing costs, and could decrease the availability of funds we are able to borrow, adversely affecting our business, financial position, and results of operations. In addition, a downgrade could adversely affect our relationships with our clients. For further information with respect to our borrowing costs, see Note 11, "Borrowings" to our Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

If the operational systems and infrastructure that we depend on fail to keep pace with our growth, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.

The growth of our business and expansion of our client base may place a strain on our management and operations. We believe that our current and anticipated future growth will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems, and the expansion and upgrade of core technologies. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to predict the timing or rate of this growth accurately or expand and upgrade our systems and infrastructure on a timely basis. Because we utilize the systems of our outsourced data center, we will depend on ADP to keep the processing capacity and speed of the data center in line with the growth of our business.

In addition, with respect to our Clearing and Outsourcing Solutions business, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. We have implemented and continue to implement formal compliance procedures to respond to these changes. The future operating results of our Clearing and Outsourcing Solutions business will depend on our ability:

- to improve our systems for operations, financial controls, and communication and information management;
- to refine our compliance procedures and enhance our compliance oversight; and
- to recruit, train, manage and retain our employees.

Our growth has required and will continue to require increased investments in management personnel and systems, financial systems and controls, and office facilities. In the absence of continued revenue growth, the costs associated with these investments would cause our operating margins to decline from current levels. We cannot assure you that we will be able to manage or continue to manage our recent or future growth successfully. If we fail to manage our growth, we may experience operating inefficiencies, dissatisfaction among our client base, and lost revenue opportunities.

If we are unable to respond to the demands of our existing and new clients, our ability to reach our revenue goals or maintain our profitability could be diminished.

The global securities industry is characterized by increasingly complex infrastructures and products, new and changing business models and rapid technological changes. Our clients' needs and demands for our products and services evolve with these changes. For example, given recent industry and market events, clients of our Securities Processing Solutions business are increasingly focused on more sophisticated and comprehensive operational risk management models and practices to increase transparency, exercise controls, and minimize potential exposure. Our future success will depend, in part, on our ability to respond to our clients' demands for new services, capabilities and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing standards, and to address our clients' increasingly sophisticated requirements.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

The market for our products and services is rapidly evolving and highly competitive. We compete with a number of firms that provide similar products and services to our market. In addition, we compete with our clients' in-house capabilities to perform competitive functions. Some of our competitors may possess significantly greater financial, technical, marketing, and other resources than we do. Some of our competitors may also offer a wider range of services than we do and may enjoy greater name recognition and more extensive client bases than ours. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than we will be able to offer or adopt. There can be no assurances that we will be able to compete effectively with current or future competitors. If we fail to compete effectively, our market share could decrease and our business, financial condition, and results of operations could be materially harmed.

We may be unable to attract and retain key personnel.

Our continued success depends on our ability to attract and retain key personnel such as our senior management and other qualified personnel to conduct our Investor Communication Solutions, Securities Processing Solutions, and Clearing and Outsourcing Solutions businesses. We do not have employment agreements with any of our key personnel. The market for such experienced senior managers and other qualified personnel is extremely competitive. There can be no assurance that we will be successful in our efforts to recruit and retain the required key personnel. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our operations and financial results could be materially adversely affected.

The inability to identify, obtain and retain important intellectual property rights to technology could harm our business.

Our success depends in part upon the development and acquisition of systems and applications to conduct our business. These systems and applications are primarily developed by employees or obtained through acquisitions. Our success will increasingly depend in part on our ability to identify, obtain and retain intellectual property rights to technology, both for internal use as well as for use in providing services to our clients, either through internal development, acquisition or licensing from others, or alliances with others. Our inability to identify, obtain and retain rights to certain technology on favorable terms and conditions would make it difficult to conduct business, or to timely introduce new and innovative technology-based products and services, which could harm our business, financial condition, and results of operations.

Our products and services, and the products and services provided to us by third parties, may infringe upon intellectual property rights of third parties, and any infringement claims could require us to incur substantial costs, distract our management, or prevent us from conducting our business.

Although we attempt to avoid infringing upon known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third-party proprietary rights. If we infringe upon the rights of third parties, we may be unable to obtain licenses to use those rights on commercially reasonable terms. Additionally, third parties that provide us with products and services that are integral to the conduct of our business may be subject to similar allegations, which could prevent them from continuing to provide these products and services to us. In either of these events, we would need to undertake substantial reengineering in order to continue offering our services and we may not succeed in doing so. In addition, any claim of infringement could cause us to incur substantial costs defending the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from conducting our business.

Acquisitions and integrating such acquisitions create certain risks and may affect operating results.

From time to time, we have been, and expect to continue to engage in business acquisitions. The acquisition and integration of businesses involve a number of risks. The core risks are in the areas of:

- valuation: negotiating a fair price for the business based on inherently limited due diligence reviews;
- integration: managing the complex process of integrating the acquired company's people, products, technology, and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition; and
- legacy issues: protecting against actions, claims, regulatory investigations, losses, and other liabilities related to the predecessor business.

Also, the process of integrating these businesses may disrupt our business and divert our resources. These risks may arise for a number of reasons including, for example:

- finding suitable businesses to acquire at affordable valuations or on other acceptable terms;
- competition for acquisitions from other potential acquirors;
- borrowing money from lenders or selling equity or debt securities to the public to finance future acquisitions on terms that may be adverse to us;

- incurring unforeseen obligations or liabilities in connection with such acquisitions;
- devoting unanticipated financial and management resources to an acquired business;
- entering markets where we have minimal prior experience; and
- experiencing decreases in earnings as a result of non-cash impairment charges.

In addition, international acquisitions often involve additional or increased risks including, for example:

- geographically separated organizations, systems, and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with foreign regulatory requirements;
- enforcing intellectual property rights in some foreign countries; and
- general economic and political conditions.

General economic and political conditions and broad trends in business and finance that are beyond our control may contribute to reduced levels of activity in the securities markets, which could result in lower revenues from our business operations.

Trading volume, market prices, and liquidity of the securities markets are affected by general national and international economic and political conditions, and broad trends in business and finance that result in changes in volume and price levels of securities transactions. These factors include:

- economic, political and market conditions;
- the availability of short-term and long-term funding and capital;
- the level and volatility of interest rates;
- legislative and regulatory changes;
- currency values and inflation; and
- national, state, and local taxation levels affecting securities transactions.

These factors are beyond our control and may contribute to reduced levels of activity in the securities markets. Our revenues have historically been largely driven by the volume of trading activities of our clients. Our margin lending revenues are also impacted by changes in the trading activities of our correspondents. Accordingly, any significant reduction in activity in the securities markets would likely result in lower revenues from our business operations.

The financial services business is highly dependent on certain market centers that may be targets of terrorism.

Our business is dependent on exchanges and market centers being able to process trades. Terrorist activities in September 2001 caused the U.S. securities markets to close for four days. This impacted our revenues and profitability for that period of time. If future terrorist incidents cause interruption of market activity, our revenues and profits may be impacted negatively again.

Our revenues are subject to seasonal variations because we process and distribute the greatest number of proxy materials and annual reports in our fourth fiscal quarter.

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter. The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other fiscal quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

Risks Relating to Our Clearing and Outsourcing Solutions Business

Our existing clearing correspondents may choose to perform their own securities clearing services as their operations grow.

We market our securities clearing services to our existing correspondent clients on the strength of our ability to process transactions and perform related back-office functions more effectively than these clients could perform these functions themselves. As our correspondent clients' operations grow, they often consider the option of performing securities clearing functions themselves, in a process referred to in the securities industry as "self-clearing." As the transaction volume of a broker-dealer grows, the cost of implementing the necessary infrastructure for self-clearing may be eventually offset by the elimination of per-transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own securities clearing services allows self-clearing broker-dealers to retain their customers' margin balances, free credit balances and securities for use in margin lending activities. If a significant number of clearing correspondents or correspondents representing a significant portion of our business terminate their clearing relationship with us to become self-clearing, this could result in a material adverse effect on our business, financial condition, and results of operations.

We address this potential client loss by offering our operations outsourcing service, which affords firms an ability to remain or become self-clearing without the necessity of maintaining this infrastructure. However, some firms may nevertheless choose to change to self-clearing operations and not outsource their operations to us, which could have a material adverse effect on our business, financial condition, and results of operations.

Our securities clearing business may be exposed to risk from our counterparties and third parties.

In the normal course of business, our securities clearing activities involve transaction execution, clearing and settlement services, and financing of client inventory through margin lending. With these activities, we may be exposed to risk in the event our clients, other broker-dealers, banks, clearing organizations, or depositories are unable to fulfill contractual obligations. Furthermore, the margin loans we provide to investors subject us to risks inherent in extending credit. Our credit risk includes the risk that the market value of the collateral we hold could fall below the amount of an investor's indebtedness. This risk is especially great when the market value of the collateral becomes highly volatile. Our agreements with margin account investors permit us to liquidate their securities with or without prior notice in the event that the amount of margin collateral becomes insufficient. Despite those agreements and our internal policy with respect to margin, which may be more restrictive than is required under applicable laws and regulations, we may be unable to liquidate the customers' securities for various reasons, including the fact that:

- the pledged securities may not be actively traded;
- there may be an undue concentration of securities pledged; or
- the securities pledged have been deemed worthless or have been canceled by their issuer.

Our margin lending is subject to the margin rules of the Federal Reserve Board and FINRA, whose rules generally permit margin loans of up to 50% of the value of the securities collateralizing the margin account loan at the time the loan is made, subject to requirements that the customer deposit additional securities or cash in its accounts so that the customers' equity in the account is at least 25% of the value of the securities in the account. In certain circumstances, we may provide a higher degree of margin leverage to our correspondents with respect to their proprietary trading businesses. As a result, we may increase the risks otherwise associated with margin lending with respect to these correspondents and customer accounts.

Our practice of recording securities clearing transactions may expose us to off-balance sheet risk of loss.

We record clients' securities clearing transactions on a settlement date basis, which is generally three business days after the trade date. We are therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

Our securities clearing business may be subject to liability under our membership agreements with exchanges and clearinghouses.

We are a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. We may be subject to liability under these arrangements in case of default of a member of those exchanges or clearinghouses.

The involvement of our securities clearing business in options markets subjects us to risks inherent in conducting business in those markets.

We clear options contracts on behalf of our correspondents and their customers. Trading in options contracts is generally more highly leveraged than trading in other types of securities. This additional leverage increases the risk associated with trading in options contracts, which in turn raises the risk that a correspondent or customer may not be able to fully repay its creditors, including us, if it experiences losses in its options trading.

Our securities clearing and operations outsourcing services could expose us to legal liability for errors in performing clearing or operations outsourcing services and, in connection with our clearing services, for improper activities of our correspondents.

Any intentional failure or negligence in properly performing our securities clearing or operations outsourcing services, or any mishandling of funds and securities held by us on behalf of our correspondents and their customers could lead to censures, fines, or other sanctions by applicable authorities as well as actions in contract or tort brought by parties who are financially harmed by those failures or mishandlings. Any litigation that arises as a result of our securities clearing or operations outsourcing services could harm our reputation and cause us to incur substantial expenses associated with litigation and damage awards that could exceed our liability insurance by unknown but significant amounts.

In the past, clearing firms in the U.S. have been held liable for failing to take action upon the receipt of customer complaints, failing to know about the suspicious activities of correspondents or their customers under circumstances where they should have known, and even aiding and abetting, or causing, the improper activities of their correspondents. We cannot assure you that our procedures regarding our correspondents will be deemed adequate under current laws and regulations or that securities industry regulators will not enact more restrictive laws or regulations or change their interpretations of current laws and regulations. If we fail to implement proper procedures or fail to adapt our existing procedures to new or more restrictive regulations, we may be subject to liability that could result in substantial costs to us and distract our management from our business.

All aspects of our Clearing and Outsourcing Solutions business are subject to extensive regulation which may subject us to disciplinary or other action by regulatory organizations.

The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. In addition to these laws, our clearing and outsourcing services must comply with rules and regulations of the SEC, FINRA, various stock exchanges, state securities commissions, and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. Broker-dealers are subject to regulations covering all aspects of the securities business, including:

- trade practices among broker-dealers;

- use and safekeeping of investors' funds and securities;
- capital structure;
- margin lending;
- record-keeping; and
- conduct of directors, officers, and employees.

Our ability to comply with these regulations depends largely upon the establishment and maintenance of an effective compliance system as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed non-compliance with these regulations in the future. If a claim of non-compliance is made by a regulatory authority, the efforts of our management could be diverted to responding to such claim and we could be subject to a range of possible consequences, including the payment of fines and the suspension of one or more portions of our business. Additionally, some of our securities clearing services contracts include automatic termination provisions which are triggered in the event we are suspended from any of the national exchanges of which we are a member for failure to comply with the rules or regulations thereof.

In addition, because our Clearing and Outsourcing Solutions business is heavily regulated, regulatory approval may be required before expansion of our business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business and could require us to incur significant compliance costs or adversely affect the development of business activities in affected markets. For further discussion of the regulatory framework in which we operate, see Item 1 of Part I "Business—Regulation" in this Annual Report on Form 10-K.

Our Clearing and Outsourcing Solutions business is subject to complex regulations, the violation of which could expose us to interruptions in our business and monetary liability from regulators, clients, competitors and others.

Compliance with applicable laws and regulations is time consuming and costly. Changes in laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business. The costs of the compliance requirements we face, and the constraints they impose on our operations, could have a material adverse effect on our business, financial condition, and results of operations. Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.

If our securities clearing business does not maintain the capital levels required by regulations or does not follow the requirements of the customer protection rule, we may be subject to fines, suspension, revocation of registration, or expulsion by regulatory authorities.

Our securities clearing business is subject to stringent rules imposed by the SEC, FINRA, and various other regulatory agencies which require broker-dealers to maintain specific levels of net capital and to protect customer funds and customer securities. Net capital is the net worth of a broker-dealer, less deductions for certain assets, including assets not readily convertible into cash, and specified percentages of certain securities positions. If we fail to maintain the required net capital, or fail to protect customer funds or customer securities, we may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA, which, if not cured, could ultimately lead to the liquidation of Ridge Clearing. If the net capital rules are changed or expanded, or if there is an unusually large charge against the net capital of Ridge Clearing, we might be required to limit or discontinue our securities clearing and margin lending operations that require the intensive use of capital. In addition, our ability to withdraw capital from Ridge Clearing could be restricted, which in turn could limit our ability to pay dividends, repay debt, and redeem or purchase shares of our outstanding stock, if necessary. A large operating loss or charge against the net capital of our securities clearing business could impede our ability to expand or even maintain our present volume of business.

Procedures and requirements of the USA PATRIOT Act may expose our securities clearing business to significant costs or penalties.

As a participant in the financial services industry, our securities clearing business is subject to laws and regulations, including the USA PATRIOT Act of 2001, which require that we know certain information about our securities clearing services clients and monitor transactions for suspicious financial activities. The cost of complying with the USA PATRIOT Act and related laws and regulations is significant. We may face particular difficulties in identifying our international clients and gathering the required information about them. We face risks that our policies, procedures, technology, and personnel directed toward complying with the USA PATRIOT Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Separation from ADP

We have agreed to certain restrictions to preserve the treatment of the Distribution as tax-free to ADP and its stockholders, which will reduce our strategic and operating flexibility.

The IRS ruling and opinion from tax counsel confirming the tax-free status of the Distribution relied on certain representations and undertakings from us, and the tax-free status of the Distribution could be affected if these representations and undertakings are not correct or are violated. If the Distribution fails to qualify for tax-free treatment, it will be treated as a taxable dividend to ADP stockholders in an amount equal to the fair market value of our stock issued to ADP stockholders. In that event, ADP would be required to recognize a gain equal to the excess of the sum of the fair market value of our stock on the Distribution date and the amount of cash received in the cash distribution over ADP's tax basis in our stock.

In addition, current tax law generally creates a presumption that the Distribution would be taxable to ADP, but not to its stockholders, if we or our stockholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the two-year period beginning on the Distribution date, unless it is established that the Distribution and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. In the case of such a 50% or greater change in our stock ownership, tax imposed on ADP in respect of the Distribution would be based on the fair market value of our stock on the Distribution date over ADP's tax basis in our stock.

Under the tax allocation agreement that we entered into with ADP, we are generally prohibited, with a number of specified exceptions, for specified periods of up to 30 months following the Distribution, from:

- issuing, redeeming, or being involved in other significant acquisitions of our equity securities;
- transferring significant amounts of our assets;
- amending our certificate of incorporation or by-laws;
- failing to engage in the active conduct of a trade or business; or
- engaging in certain other actions or transactions that could jeopardize the tax-free status of the Distribution.

We have agreed to indemnify ADP for taxes and related losses resulting from certain actions that may cause the Distribution to fail to qualify as a tax-free transaction.

Under the tax allocation agreement that we entered into with ADP, we agreed generally to indemnify ADP for taxes and related losses it suffers as a result of the Distribution failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to:

- direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions);

- negotiations, understandings, agreements or arrangements in respect of such acquisitions; or
- our failure to comply with certain representations and undertakings from us, including the restrictions described in the preceding risk factor.

See Item 1 of Part I "The Separation of Broadridge from ADP—Tax Allocation Agreement" of this Annual Report on Form 10-K. Our indemnity covers both corporate level taxes and related losses imposed on ADP in the event of a 50% or greater change in our stock ownership described in the preceding risk factor, as well as taxes and related losses imposed on both ADP and its stockholders if, due to our representations or undertakings being incorrect or violated, the Distribution is determined to be taxable for other reasons.

The indemnification obligation to ADP for taxes due in the event of a 50% or greater change in our stock ownership could be substantial, and it is unlikely that we would have the resources to satisfy it.

Our historical financial information for the periods before our separation from ADP is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical financial information included in this Annual Report on Form 10-K for the periods before our spin-off from ADP does not reflect the financial condition, results of operations, or cash flows we would have achieved as a stand-alone company during the periods before our separation from ADP or that we may achieve in the future. See Item 7 of Part II "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Results—Historical ADP Cost Allocations Compared to Broadridge as a Stand-alone Entity."

ITEM 1B. Unresolved Staff Comments.

None

ITEM 2. Properties.

We operate our business from 42 facilities. We own a 20,000 square foot facility in Mount Laurel, New Jersey, where we perform certain product development functions. We also own a 36,000 square foot facility in Wheat Ridge, Colorado, where we perform securities processing services. We lease three facilities in Edgewood, New York with a combined space of 709,000 square feet which are used in connection with our Investor Communication Solutions business. We lease space at 37 additional locations, subject to customary lease arrangements, including a 67,000 square foot facility in Lake Success, New York that serves as our corporate headquarters as well as the location of our Clearing and Outsourcing Solutions business. Our leases expire on a staggered basis. We believe our facilities are currently adequate for their intended purposes and are adequately maintained.

ITEM 3. Legal Proceedings

From time to time, we and our subsidiaries are involved in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our business activities. An adverse outcome in one or more of these proceedings is not expected to have a material adverse effect on our combined financial condition, results of operations, or liquidity.

ITEM 4. Submission of Matters to a Vote of Security Holders.

None.

PART II.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock began trading "regular way" on the NYSE under the symbol "BR" on April 2, 2007. There were 17,600 stockholders of record as of July 31, 2009. This figure excludes an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low closing prices of the common stock on the NYSE as well as dividends declared per share during the fiscal quarters indicated:

Common Stock Market Price	High	Low	Dividends Declared
Fiscal Year 2009			
First Quarter	$21.44	$15.10	$0.07
Second Quarter	14.83	9.72	0.07
Third Quarter	19.27	12.84	0.07
Fourth Quarter	19.82	16.00	0.07
Fiscal Year 2008			
First Quarter	$20.34	$16.29	$0.06
Second Quarter	23.96	18.23	0.06
Third Quarter	23.52	17.08	0.06
Fourth Quarter	22.90	16.76	0.06

Dividend Policy

We expect to pay cash dividends on our common stock. On August 11, 2009, our Board of Directors increased our quarterly cash dividend by $0.07 per share to $0.14 per share, an increase in our annual dividend amount of $0.28 per share. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends will be dependent on our receiving dividends from our operating subsidiaries. Ridge Clearing, our subsidiary through which we provide our securities clearing and operations outsourcing services, is highly regulated and may be subject to restrictions on its ability to pay dividends to us.

Performance Graph

The following graph compares the cumulative total stockholder return on Broadridge common stock from March 22, 2007, the date our common stock commenced trading on a "when issued" basis, to June 30, 2009 with the comparable cumulative return of (i) the S&P 400 MidCap Index, and (ii) the S&P 400 Information Technology Index. The graph assumes $100 was invested on March 22, 2007 in our common stock and in each of the indices and assumes that all cash dividends are reinvested. The table below the graph shows the dollar value of those investments as of the dates in the graph. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of future performance of our common stock.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that Broadridge specifically incorporates it by reference into such filing.

Comparison of Cumulative Total Return Among Broadridge Financial Solutions, Inc., S&P 400 MidCap Index and S&P 400 Information Technology Index (in dollars)



$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
March 22, 2007
June 30, 2007
December 31, 2007
June 30, 2008
December 31, 2008
June 30, 2009
Broadridge Financial Solutions. Inc. Common Stock Value
S&P 400 MidCap Index Value
S&P 400 Information Technology Index Value

	March 22, 2007	June 30, 2007	December 31, 2007	June 30, 2008	December 31, 2008	June 30, 2009
Broadridge Common Stock Value	$100.00	$ 95.42	$112.59	$106.29	$63.93	$85.20
S&P 400 MidCap Index Value	$100.00	$105.25	$101.49	$ 97.53	$64.72	$70.20
S&P 400 Information Technology Index Value	$100.00	$107.14	$103.42	$ 91.33	$60.81	$74.91

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 11, 2009, the Board of Directors authorized a stock repurchase plan for the repurchase of up to 10 million shares of the Company's common stock to offset share dilution created by the Company's equity compensation plans and to opportunistically repurchase shares. The following table contains information about our purchases of our equity securities for each of the three months during our fourth quarter ended June 30, 2009.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan(1)	Approximate Dollar Value that May Yet Be Purchased Under the Plan(1)
April 1, 2009 – April 30, 2009	—	—	—	—
May 1, 2009 – May 31, 2009	—	—	—	—
June 1, 2009 – June 30, 2009	1,000,000	$17.66	1,000,000	—
Total	1,000,000	$17.66	1,000,000	—

(1) On August 4, 2008, the Board of Directors authorized a stock repurchase plan for the repurchase of up to two million shares of the Company's common stock to offset share dilution created by the Company's equity compensation plans. There are no shares remaining for repurchase under this share repurchase plan.

ITEM 6. Selected Financial Data

Broadridge spun-off from ADP on March 30, 2007. Financial data is presented on a combined basis for periods preceding the spin-off and on a consolidated basis subsequently. The following tables set forth selected consolidated and combined financial information from our audited Consolidated and Combined Financial Statements (the "Financial Statements") as of and for the fiscal years ended June 30, 2009, 2008 and 2007. Our Financial Statements include various adjustments to amounts in our Financial Statements when we were a subsidiary of ADP. The selected consolidated and combined financial data presented below should be read in conjunction with our Financial Statements and the accompanying Notes included in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Financial Statements may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented before we spun from ADP, including many changes that will occur in the operations and capitalization of our company as a result of our separation from ADP.

	Years Ended June 30,				
	2009	2008	2007	2006	2005
	(in millions, except for per share amounts)				
Statements of Earnings Data					
Net revenues	$2,149.3	$2,207.5	$2,137.9	$1,933.3	$1,717.1
Earnings from continuing operations before income taxes	$ 346.3	$ 325.9	$ 320.8	$ 302.7	$ 273.9
Net earnings(a)	$ 223.3	$ 192.2	$ 197.1	$ 180.5	$ 166.4
Basic earnings per share from continuing operations(b)	$ 1.60	$ 1.38	$ 1.42	$ 1.30	$ 1.20
Diluted earnings per share from continuing operations(b)	$ 1.58	$ 1.36	$ 1.42	$ 1.30	$ 1.20
Basic Weighted-average shares outstanding	140.0	139.6	138.8	138.8	138.8
Diluted Weighted-average shares outstanding	141.6	141.0	139.0	138.8	138.8
Cash dividends declared per common share	$ 0.28	$ 0.24	$ 0.06	$ —	$ —

	June 30,				
	2009	2008	2007	2006	2005
	(in millions)				
Balance Sheet Data					
Cash and cash equivalents	$ 280.9	$ 198.3	$ 88.6	$ 50.1	$ 31.6
Securities clearing receivables	1,011.3	1,369.9	1,241.2	836.8	947.6
Total current assets	2,003.6	2,079.2	1,960.0	1,405.9	1,682.1
Property, plant and equipment, net	75.4	82.6	77.4	80.7	75.4
Total assets	2,774.7	2,833.6	2,678.2	2,134.7	2,422.7
Securities clearing payables	1,088.1	1,157.4	915.4	613.6	729.1
Total current liabilities	1,420.7	1,525.4	1,428.6	990.3	1,065.3
Long-term debt	324.1	447.9	617.7	—	—
Total liabilities	1,865.7	2,087.8	2,147.1	1,091.5	1,136.2
Total stockholders' equity	909.0	745.8	531.1	1,043.2	1,286.5

(a) The comparison between the results of operations for the fiscal years 2006 and 2005 is affected by the impact of our adoption of Statement of Financial Accounting ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R") effective July 1, 2005, using the modified prospective method. Total stock-based compensation expense included in continuing operations increased $22.4 million to $24.6 million in fiscal year 2006 from $2.2 million in fiscal year 2005 due to the recording of expenses for our stock option and employee stock purchase plans.

(b) The computation of basic earnings per share ("EPS") is based on the Company's Net earnings divided by the basic Weighted-average shares outstanding. On March 30, 2007, the separation from ADP was completed in a tax-free distribution to the Company's stockholders of one share of the Company's common stock for every four shares of ADP common stock held on March 23, 2007. As a result, on March 30, 2007, the Company had 138.8 million Weighted-average shares outstanding, and this Weighted-average share amount is utilized for the calculation of basic EPS for all periods presented before the Distribution. For all periods before the date of Distribution, the same number of Weighted-average shares outstanding is used for the calculation of diluted EPS as for basic EPS as no common stock of the Company existed before March 31, 2007 and no equity awards of the Company were outstanding for the prior periods. Diluted EPS subsequent to the Distribution reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised and shares of restricted stock have vested.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the results of operations and financial condition of Broadridge during the fiscal years ended June 30, 2009, 2008, and 2007 and should be read in conjunction with our Financial Statements and accompanying Notes thereto included elsewhere herein. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Our actual results may differ materially from the results discussed in this Item 7 because of various factors, including those set forth elsewhere herein. See "Forward-Looking Statements" and "Risk Factors" included in Item 1 of this Annual Report on Form 10-K.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Broadridge is a leading global provider of investor communication solutions, securities processing solutions, and clearing and outsourcing solutions to the financial services industry. We offer advanced integrated systems and services that are dependable, scalable and cost-efficient. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities. Our operations are classified into three business segments: Investor Communication Solutions, Securities Processing Solutions, and Clearing and Outsourcing Solutions.

Investor Communication Solutions

A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge®, our innovative electronic proxy delivery and voting solution for institutional investors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered in paper or electronic form.

Securities Processing Solutions

We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund and fixed income securities in established and emerging markets.

Clearing and Outsourcing Solutions

We provide securities clearing and operations outsourcing services through our subsidiary Ridge Clearing. Securities clearing and settlement is the process of matching, recording, and processing transaction instructions and then exchanging payment between counterparties. Ridge Clearing also provides financing for client inventory through margin lending. Our operations outsourcing solutions allow broker-dealers to outsource to Ridge Clearing certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

SEPARATION OF BROADRIDGE FROM ADP

The spin-off of Broadridge by ADP became effective on March 30, 2007 through a distribution of 100% of the common stock of the Company to the holders of record of ADP common stock (the "Distribution"). The Distribution was effected pursuant to a separation and distribution agreement by which ADP contributed to the Company the subsidiaries that operated its brokerage services business. ADP distributed all of the shares of Broadridge Financial Solutions, Inc. as a dividend on ADP common stock on March 30, 2007 to all stockholders of record as of March 23, 2007.

In connection with the spin-off, we made a cash payment to ADP on March 30, 2007 of $690.0 million which was financed through borrowings under $1,190.0 million of credit facilities that were entered into on March 29, 2007. The payment is reflected as a dividend to ADP in Stockholders' Equity.

A significant portion of the expenses to effect the separation were incurred by ADP, such as investment banking fees, related outside legal and accounting fees, office move costs, costs to separate information systems, and temporary consulting costs. Broadridge incurred separation costs that have a future benefit to the Company, including stock compensation expense relating to the Distribution and other items such as relocation expenses associated with hiring senior management positions new to the Company, and the temporary labor costs incurred to develop ongoing processes for operating on a stand-alone basis.

FACTORS AFFECTING COMPARABILITY OF FINANCIAL RESULTS

Historical ADP Cost Allocations Compared to Broadridge as a Stand-alone Entity

Our historical Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. These Financial Statements present the consolidated and combined financial position and results of operations of the former brokerage services business of ADP. The Combined Financial Statements for periods before the Distribution include allocated costs for facilities, functions and services used by the brokerage services business at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the brokerage services business based on usage. Our management believes these allocation methods are reasonable.

As an independent public company, we are responsible for these services and bear all of these expenses directly. The historical allocation of ADP's expenses to us may be significantly less than the actual costs we will incur as an independent company. For the fiscal years ended June 30, 2009 and 2008, and for the period from the date of the Distribution to June 30, 2007, the Company incurred approximately $36.4 million, $26.6 million and $8.0 million, respectively, in public company related expenses.

ACQUISITIONS AND DIVESTITURES

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated and Combined Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The Company acquired one business in the Investor Communication Solutions segment in fiscal year 2009 for $45.2 million. This acquisition resulted in approximately $31.4 million of goodwill. Intangible assets acquired, which totaled approximately $13.0 million, consist primarily of acquired technology and customer relationships that are being amortized over a five-year life and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

The Company acquired one business in the Securities Processing Solutions segment in fiscal year 2009 for $13.7 million. In addition, the Company agreed to pay contingent consideration, subject to the acquired business' achievement of specified revenue targets. The maximum remaining payout based on the achievement of fiscal year 2010 revenue target is $10.9 million. This acquisition resulted in approximately $11.2 million of goodwill. Intangible assets acquired, which totaled approximately $3.8 million, consist primarily of acquired technology and customer relationships that are being amortized over a five-year life and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

The Company acquired one business in the Securities Processing Solutions segment in fiscal year 2008 for $6.1 million. This acquisition resulted in approximately $3.6 million of goodwill. Intangible assets acquired, which totaled approximately $2.5 million, consist of acquired technology that is being amortized over a five-year life. This acquisition was not material to the Company's operations, financial position, or cash flows.

BORROWINGS

On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million five-year term loan facility, a $500.0 million five-year revolving credit facility and a $250.0 million one-year revolving credit facility. On March 29, 2007, the Company borrowed $440.0 million under the five-year term loan facility and $250.0 million under the one-year revolving credit facility. The proceeds received in connection with the $690.0 million of borrowings were paid to ADP on March 30, 2007 as a dividend. These credit facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2009 and 2008, the Company was not aware of any instances of non-compliance with the financial covenants of these credit facilities. During the fiscal years ended June 30, 2009, 2008 and 2007, the Company repaid zero, $170.0 million and $70.0 million, respectively, of the five-year term loan facility. The one-year revolving credit facility was cancelled upon repayment on May 29, 2007 with the net proceeds from the issuance of $250.0 million in aggregate principal amount of the 6.125% Senior Notes due 2017 (the "Senior Notes") and cash. The terms of the Senior Notes are governed by an indenture, dated as of May 29, 2007, by and between Broadridge and U.S. Bank National Association, as trustee thereunder. The Senior Notes are unsecured obligations of Broadridge and rank equally in right of payment with other unsecured and unsubordinated obligations of Broadridge. Interest is payable semiannually on June 1 and December 1 each year based on a fixed per annum rate equal to 6.125%. During fiscal year 2009, the Company completed the purchase of $125.0 million principal amount of the Senior Notes (including $1.0 million unamortized bond discount) pursuant to the cash tender offer for such notes. The consideration paid for the Senior Notes accepted for payment was $116.3 million. The completed purchase resulted in a one-time non-cash gain from early extinguishment of debt of $8.4 million. Please refer to Note 11, "Borrowings" to our Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a more detailed discussion.

BASIS OF PRESENTATION

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. These Financial Statements present the consolidated position of the Company as a separate, stand-alone entity subsequent to the Distribution, presented along with the historical operations of the brokerage services business on a combined basis which were operated as part of ADP before the Distribution. These Financial Statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated. Amounts included in Retained earnings reflect the Company's Net earnings subsequent to the Distribution. The Company's combined results of operations, and cash flows for periods before the Distribution, may not be indicative of its future performance and do not necessarily reflect what its results of operations and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation from ADP. In particular, interest expense and corporate overhead costs are higher in the periods after the Distribution than they were before the Distribution. In addition, the Consolidated and Combined Statements of Earnings for the period before the Distribution include a trademark royalty fee charged by ADP to the Company based on revenues for licensing fees associated with the use of the ADP trademark. After the Distribution, such royalties are no longer charged to the Company.

In presenting the Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management's opinion, the Financial Statements contain all normal recurring adjustments necessary for a fair presentation of results reported. The results of operations reported for the periods presented are not necessarily indicative of the results of operations for subsequent periods.

The Financial Statements for periods before the Distribution include costs for facilities, functions and services used by the Company at shared ADP sites, and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Company based on usage. The expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. Following the separation from ADP, the Company performs these functions using internal resources or purchased services, certain of which were provided by ADP during a transitional period pursuant to the Transition Services Agreement. See Note 17, "Transactions with Former Parent" to the Financial Statements for a detailed description of the Company's transactions with ADP subsequent to the Distribution.

CRITICAL ACCOUNTING POLICIES

We continually evaluate the accounting policies and estimates used to prepare the Financial Statements. The estimates are based on historical experience and are believed to be reasonable. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Goodwill. We review the carrying value of all our goodwill in accordance with Financial Accounting Standards Board, ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize a discounted future cash flow approach using various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the particular business' weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-range planning process. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. We had $511.1 million of goodwill as of June 30, 2009. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our earnings. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would have no impact on the reported value of our goodwill.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, although currently not under any U.S. or foreign income tax exam for the period March 31, 2007 through June 30, 2009, in the future we expect to be subject to the continuous examination of our income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our Financial Statements. As of June 30, 2009, we had estimated foreign net operating loss carryforwards of approximately $23.4 million as of June 30, 2009 of which $7.3 million expires in 2010 through 2016 and $16.1 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $45.8 million, which expire in 2020 through 2029, $28.4 million of which relates to a U.S. subsidiary not included the Company's U.S. federal consolidated tax return. We have recorded valuation allowances of $25.7 million and $29.8 million at June 30, 2009 and 2008, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

Share-based Payments. SFAS No. 123R, "Share-Based Payment," requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions are subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options. A hypothetical change of five percentage points applied to the volatility assumption used to determine the fair value of the fiscal year 2009 stock option grants would result in approximately a $0.8 million change in total pre-tax stock-based compensation expense for the fiscal year 2009 grants, which would be amortized over the vesting period. A hypothetical change of one year in the expected life assumption used to determine the fair value of the fiscal year 2009 stock option grants would result in approximately a $0.4 million change in the total pre-tax stock-based compensation expense for the fiscal year 2009 grants, which would be amortized over the vesting period. A hypothetical change of one percentage point in the forfeiture rate assumption used for the fiscal year 2009 stock option grants would result in approximately a $0.1 million change in the total pre-tax stock-based compensation expense for the fiscal year 2009 grants, which would be amortized over the vesting period. A hypothetical one-half percentage point change in the dividend yield assumption used to determine the fair value of the fiscal year 2009 stock option grants would result in approximately a $0.5 million change in the total pre-tax stock-based compensation expense for the fiscal year 2009 grants, which would be amortized over the vesting period.

RECENT DEVELOPMENTS

The current economic slowdown and in particular, its impact on the financial services industry, has resulted in increased mergers or consolidations of our clients, and could reduce the number of our clients and potential clients. If our clients merge with or are acquired by other firms that are not our clients, or firms that use fewer of our services, they may discontinue or reduce the use of our services. In addition, it is possible that the larger financial institutions resulting from mergers or consolidations could decide to perform in-house some or all of the services that we currently provide or could provide. One of the 15 largest clients of our Securities Processing Solutions business has recently acquired a financial institution that performs in-house some of the securities processing services that we provide and, as a result, it has notified us that it intends to terminate these services. This client generated $23.0 million, $19.7 million, and $16.1 million of revenues during the fiscal years ended

June 30, 2009, 2008, and 2007, respectively, from the services that are being terminated. We will, however, continue to provide this client with certain investor communications and securities processing services.

Also, the current economic conditions have caused increased pricing pressure, particularly with respect to our Securities Processing Solutions business. In connection with the recent renewal and extension of some contracts with our Securities Processing Solutions clients, the increased pricing pressure has resulted in a higher than historical average rate of price concessions. These contract renewal price concessions are estimated to be approximately 5% of our annual Securities Processing Solutions segment's revenues, compared with the historical average rate of 3% of the annual Securities Processing Solutions segment's revenues.

RESULTS OF OPERATIONS

The following discussions of Analysis of Consolidated and Combined Operations and Analysis of Reportable Segments refers to the fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008, and the fiscal year ended June 30, 2008 compared to the fiscal year ended June 30, 2007. The Analysis of Consolidated and Combined Operations should be read in conjunction with the Analysis of Reportable Segments, which provides more detailed discussions concerning certain components of the Consolidated and Combined Results of Operations.

ANALYSIS OF CONSOLIDATED AND COMBINED OPERATIONS

Fiscal 2009 Compared to Fiscal 2008

The table below presents Consolidated Statement of Earnings data for the fiscal years ended June 30, 2009 and 2008, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2009	2008	($)	(%)
	($ in millions, except for per share amounts)			
Services revenues	$2,111.6	$2,151.6	$(40.0)	(2)
Other	43.3	82.5	(39.2)	(48)
Total revenues	2,154.9	2,234.1	(79.2)	(4)
Interest expense from securities operations	5.6	26.6	(21.0)	(79)
Net revenues	2,149.3	2,207.5	(58.2)	(3)
Cost of net revenues	1,574.1	1,606.4	(32.3)	(2)
Selling, general and administrative expenses	224.9	244.3	(19.4)	(8)
Other expenses, net	4.0	30.9	(26.9)	(87)
Total expenses	1,803.0	1,881.6	(78.6)	(4)
Earnings before income taxes	346.3	325.9	20.4	6
Margin	16.1%	14.8%		1.3 pts
Provision for income taxes	123.0	133.7	(10.7)	(8)
Effective tax rate	35.5%	41.0%		(5.5) pts
Net earnings	$ 223.3	$ 192.2	$ 31.1	16
Basic Earnings Per Share	$ 1.60	$ 1.38	$ 0.22	16
Diluted Earnings Per Share	$ 1.58	$ 1.36	$ 0.22	16

Total Net revenues. Total Net revenues for the fiscal year ended June 30, 2009 were $2,149.3 million, a decrease of $58.2 million or 3%, compared to $2,207.5 million for the fiscal year ended June 30, 2008. The 3% decrease in Total Net revenues reflects a $40.0 million, or 2% decrease in Services revenues, a $39.2 million, or 48% decrease in Other revenues, and lower interest expense from securities operations of $21.0 million.

Services revenues for the fiscal year ended June 30, 2009 were $2,111.6 million, a decrease of $40.0 million, or 2% compared to $2,151.6 million for the fiscal year ended June 30, 2008. The decrease reflects lower distribution revenues of $51.0 million, lower event-driven revenues of $19.8 million, unfavorable impact of foreign exchange rates of $29.6 million and lower non-recurring termination fees of $6.7 million. Partially offsetting the decline in revenue were increases in sales less losses ("Net New Business") of $38.0 million, internal growth net of concessions of $24.6 million, and revenue gains from acquisitions of $4.5 million.

Other revenues for the fiscal year ended June 30, 2009 were $43.3 million, a decrease of $39.2 million, or 48% compared to $82.5 million for the fiscal year ended June 30, 2008. The decrease reflects lower interest income of $35.7 million driven by lower Federal Funds rate and lower margin balances, lower software maintenance revenues of $1.1 million and unfavorable impact of foreign exchange rates of $2.4 million.

Other interest expense from securities operations for the fiscal year ended June 30, 2009 were $5.6 million, a decrease of $21.0 million, or 79% compared to $26.6 million for the fiscal year ended June 30, 2008. The decrease reflects lower interest expense driven by lower Federal Funds rate and lower margin balances.

Total Expenses. Total expenses for the fiscal year ended June 30, 2009 were $1,803.0 million, a decrease of $78.6 million, or 4%, compared to $1,881.6 million for the fiscal year ended June 30, 2008. The 4% decrease in Total expenses reflects $32.3 million, or 2% decrease in Cost of net revenues, $19.4 million, or 8% decrease in Selling, general and administrative expenses, and lower Other expenses, net of $26.9 million reflecting lower interest expense on our Long-term debt related to a lower outstanding balance because of the purchase of $125.0 million principal amount of our Senior Notes during fiscal year 2009, and the decline in the weighted-average interest rate on the five-year term loan facility.

Cost of net revenues for the fiscal year ended June 30, 2009 were $1,574.1 million, a decrease of $32.3 million, or 2%, compared to $1,606.4 million for the fiscal year ended June 30, 2008. The decrease reflects lower Cost of net revenues in our Investor Communication Solutions segment of $45.9 million, or 4%, driven by a decline in distribution costs reflecting decreased distribution revenues. Distribution Cost of net revenues for the fiscal year ended June 30, 2009 were $664.5 million, a decrease of $47.2 million, or 7%, compared to $711.7 million for the fiscal year ended June 30, 2008. Securities Processing Solutions segment's Cost of net revenues increased $15.5 million, or 5%, reflecting higher investment spend related to new products, increased amortization of conversion costs and lower capitalization of conversion related resources. Clearing and Outsourcing Solutions segment's Cost of net revenues increased $9.0 million, or 11%, related to new business. Other segment Cost of net revenues increased $4.8 million, reflecting increased investment spend of $8.5 million. Fluctuations in foreign currency exchange rates decreased total Cost of net revenues by $15.7 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2009 were $224.9 million, a decrease of $19.4 million, or 8%, compared to $244.3 million for the fiscal year ended June 30, 2008. The decrease reflects a $9.8 million increase in incremental public company expenses, an increase of $3.9 million of selling expenses driven by higher closed sales, and a $10.2 million decrease in stock-based compensation expense. The $10.2 million decrease to stock-based compensation expense primarily reflects a $5.4 million decrease in stock-based compensation expense related to special stock option grants to corporate officers. The $19.4 million decrease in Selling, general and administrative expenses reflects an overall decrease to selling expense including one-time transition costs of $13.7 million for the fiscal year ended June 30, 2008 that did not recur during the fiscal year ended June 30, 2009. Fluctuations in foreign currency exchange rates decreased total Selling, general and administrative expenses by $6.0 million.

Other expenses, net decreased $26.9 million, reflecting a $2.8 million foreign currency exchange gain, $8.4 million gain from the purchase of $125.0 million principal amount of the Senior Notes, and a decrease in interest expense of $17.0 million reflecting lower interest expense on our Long-term debt related to a lower outstanding balance because of the purchase of the Senior Notes during the fiscal year ended June 30, 2009, and the decline in the weighted-average interest rate on the five-year term loan facility.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2009 were $346.3 million, an increase of $20.4 million, or 6%, compared to $325.9 million for the fiscal year ended June 30, 2008. The increase reflects a decline in Total Net revenues more than offset by the decline in Total expenses during the fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008, as discussed above. Overall margin increased from 14.8% to 16.1% for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. Excluding one-time non-recurring transition costs of $13.7 million for the fiscal year ended June 30, 2008, overall margin increased from 15.4% to 16.1%.

Provision for Income Taxes. Our effective tax rate and provision for income taxes for the fiscal year ended June 30, 2009 were 35.5% and $123.0 million, respectively, compared to 41.0% and $133.7 million, respectively, for the fiscal year ended June 30, 2008. The decrease in our effective tax rate is primarily attributable to approved certification for a state tax credit program scheduled to expire in 2018 and lower enacted tax rates in certain U.S. state and international tax jurisdictions for fiscal year ended June 30, 2009. The state tax credit program is retroactive to fiscal year 2008. The year-to-date benefit of $8.0 million is comprised of $4.0 million for fiscal year 2008 and $4.0 million for fiscal year 2009, The effect of the retroactive adjustment attributable to the reporting period for the state tax credit program applicable to prior periods is a reduction in our effective tax rate and provision for income taxes of 1.2 percentage points and $4.0 million, for the fiscal year ended June 30, 2009.

Net Earnings and Basic and Diluted Earnings per Share. Net earnings for the fiscal year ended June 30, 2009 were $223.3 million, an increase of $31.1 million, or 16%, compared to $192.2 million for the fiscal year ended June 30, 2008. The increase in Net earnings reflects a decline in Total Net revenues, more than offset by a reduction in Total expenses and a lower effective tax rate during the fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008 as discussed above.

Basic and Diluted Earnings per share for the fiscal year ended June 30, 2009 were $1.60 and $1.58, respectively, an increase of $0.22, or 16% for both basic and diluted, compared to $1.38 and $1.36, respectively, for the fiscal year ended June 30, 2008.

Fiscal 2008 Compared to Fiscal 2007

The table below presents Consolidated and Combined Statement of Earnings data for the fiscal years ended June 30, 2008 and 2007, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2008	2007	($)	(%)
	($ in millions, except for per share amounts)			
Services revenues	$2,151.6	$2,078.7	$ 72.9	4
Other	82.5	84.0	(1.5)	(2)
Total revenues	2,234.1	2,162.7	71.4	3
Interest expense from securities operations	26.6	24.8	1.8	7
Net revenues	2,207.5	2,137.9	69.6	3
Cost of net revenues	1,606.4	1,588.1	18.3	1
Selling, general and administrative expenses	244.3	216.7	27.6	13
Other expenses, net	30.9	12.3	18.6	151
Total expenses	1,881.6	1,817.1	64.5	4
Earnings before income taxes	325.9	320.8	5.1	2
Margin	14.8%	15.0%		(0.2) pts
Provision for income taxes	133.7	123.7	10.0	8
Effective tax rate	41.0%	38.6%		2.4 pts
Net earnings	$ 192.2	$ 197.1	$ (4.9)	(3)
Basic Earnings Per Share	$ 1.38	$ 1.42	$(0.04)	(3)
Diluted Earnings Per Share	$ 1.36	$ 1.42	$(0.06)	(4)

Total Net revenues. Total Net revenues for the fiscal year ended June 30, 2008 were $2,207.5 million, an increase of $69.6 million or 3%, compared to $2,137.9 million for the fiscal year ended June 30, 2007. The 3% increase in total net revenues reflects a $72.9 million or 4% increase in Services revenues, a $1.5 million or 2% decrease in Other revenues, and higher interest expense from securities operations of $1.8 million.

Services revenues for the fiscal year ended June 30, 2008 were $2,151.6 million, an increase of $72.9 million, or 4% compared to $2,078.7 million for the fiscal year ended June 30, 2007. The increase reflects both higher internal growth net of concessions of $74.9 million, a favorable impact from foreign exchange rates of $25.6 million and non-recurring termination fees of $7.6 million. Partially reducing the gain in services revenue were lower distribution revenues of $13.1 million, lower event driven revenues of $4.3 million and lower Net New Business of $17.8 million.

Other revenues for the fiscal year ended June 30, 2008 were $82.5 million, a decrease of $1.5 million, or 2% compared to $84.0 million for the fiscal year ended June 30, 2007. The decrease reflects lower interest income of $1.3 million, lower software maintenance revenues of $1.1 million and a $0.9 million favorable impact from foreign exchange rates.

Other interest expense from securities operations for the fiscal year ended June 30, 2008 were $26.6 million, an increase of $1.8 million, or 7% compared to $24.8 million for the fiscal year ended June 30, 2007.

Total Expenses. Total expenses for the fiscal year ended June 30, 2008 were $1,881.6 million, an increase of $64.5 million, or 4%, compared to $1,817.1 million for the fiscal year ended June 30, 2007. The increase in Total expenses reflects an increase of $18.3 million, or 1% in Cost of net revenues, an increase of $27.6 million, or 13% in Selling, general and administrative expenses, and an increase of $18.6 million in Other expenses, net.

Cost of net revenues for the fiscal year ended June 30, 2008 were $1,606.4 million, an increase of $18.3 million, or 1%, compared to $1,588.1 million for the fiscal year ended June 30, 2007. Cost of net revenues in our Investor Communication Solutions segment decreased by $7.6 million, or 1%, driven by a decrease in distribution costs attributable to the impact of our new notice and access proxy solution, higher suppressions, and the previously announced loss of a large client; partially offset by higher rates generated by the U.S. Postal Service's postage rate change. Distribution Cost of net revenues for the fiscal year ended June 30, 2008 were $711.7 million, a decrease of $20.1 million, or 3%, compared to $731.8 million for the fiscal year ended June 30, 2007. Cost of net revenues in our Securities Processing Solutions segment increased $9.3 million, or 3%, reflecting higher investment expenses related to new products, net of the change in methodology for charging of services to the Clearing and Outsourcing Solutions segment. Cost of net revenues in our Clearing and Outsourcing Solutions segment decreased $3.0 million, or 4%, reflecting the change in methodology for charging of services provided by the Company's other segments. Other segment Cost of net revenues increased $7.0 million, reflecting $8.0 million related to the change in methodology for charging the Clearing and Outsourcing Solutions segment for services provided by the Company's other segments, partially offset by non-recurring charges in the fiscal year ended June 30, 2007. Fluctuations in foreign currency exchange rates also increased total Cost of net revenues by $12.6 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2008 were $244.3 million, an increase of $27.6 million, or 13%, compared to $216.7 million for the fiscal year ended June 30, 2007. The increase primarily reflects $26.6 million in incremental public company expenses, $7.5 million of selling expenses driven by higher closed sales, and $13.4 million in stock compensation expense, of which $7.2 million represents the expense related to the special stock option grants to corporate officers. The increase in Selling, general and administrative expenses was partially offset by the elimination of royalty fees of $27.3 million which are no longer paid to ADP.

Other expenses, net increased $18.6 million, reflecting $20.7 million related to interest expense on borrowings, partially offset by $1.9 million in lower interest expense on notes payable to ADP affiliated parties.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2008 were $325.9 million, an increase of $5.1 million, or 2%, compared to $320.8 million for the fiscal year ended June 30,

2007 and are attributable to higher Net revenues and expenses, as discussed above. Overall margin decreased from 15.0% to 14.8% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007.

Provision for Income Taxes. Our effective tax rate for fiscal year 2008 was 41.0%, compared to 38.6% for fiscal year 2007. The increase in the effective tax rate is primarily attributable to a one-time adjustment related to our spin-off from ADP.

Net Earnings and Basic and Diluted Earnings per Share. Net earnings for the fiscal year ended June 30, 2008 were $192.2 million, a decrease of $4.9 million, or 3%, compared to $197.1 million for the fiscal year ended June 30, 2007. The lower Net earnings reflects increased Net revenues, offset by increased expenses, and a higher effective tax rate, as described above. Basic and Diluted Earnings per share decreased 3% and 4%, to $1.38 and $1.36, respectively for the fiscal year ended June 30, 2008.

ANALYSIS OF REPORTABLE SEGMENTS

Investor Communication Solutions, Securities Processing Solutions, and Clearing and Outsourcing Solutions are the Company's reportable segments. The primary components of "Other" are the elimination of inter-segment revenues and profits and certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and fiscal year 2009 budgeted foreign exchange rates. The prior fiscal years' reportable segment Net revenues have been adjusted to reflect updated fiscal year 2009 budgeted foreign exchange rates. This adjustment represents a reconciling difference to Net revenues and Earnings from continuing operations before provision for income taxes.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment-related expense items of an unusual or non-recurring nature in consolidation rather than reflect such items in segment profit.

The Clearing and Outsourcing Solutions segment is charged for services provided by other segments and it records these costs as operating expenses. Before January 2007, the Clearing and Outsourcing Solutions segment was billed for these services on a mark-up basis with the other segments recording revenue for the amount of these billings. For the fiscal year ended June 30, 2007, the Clearing and Outsourcing Solutions segment was billed $2.0 million for services provided by the Investor Communication Solutions segment and $6.0 million for services provided by the Securities Processing Solutions segment. Beginning in January 2007, the Company changed its methodology for charging the Clearing and Outsourcing Solutions segment for services provided by the Company's other segments. For the fiscal year ended June 30, 2008 and from January 1, 2007 through June 30, 2007, the Clearing and Outsourcing Solutions segment was charged $4.6 million and $1.4 million, respectively, from the Investor Communication Solutions segment and $3.4 million and $2.1 million, respectively, from the Securities Processing Solutions segment based on the cost of providing such services. The other segments record these services as cost transfers in Cost of net revenues.

Net Revenues

	Years Ended June 30,			Change			
				2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$1,531.0	$1,575.2	$1,554.2	$(44.2)	(3)	$21.0	1
Securities Processing Solutions	533.8	514.4	509.9	19.4	4	4.5	1
Clearing and Outsourcing Solutions	101.4	95.8	93.8	5.6	6	2.0	2
Other	1.5	8.5	(7.0)	(7.0)	(82)	15.5	NM*
Foreign currency exchange	(18.4)	13.6	(13.0)	(32.0)	NM*	26.6	NM*
Total Net revenues	$2,149.3	$2,207.5	$2,137.9	$(58.2)	(3)	$69.6	3

* Not Meaningful

Earnings before Income Taxes

	Years Ended June 30,			Change			
				2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$248.9	$255.3	$226.8	$ (6.4)	(3)	$ 28.5	13
Securities Processing Solutions	142.6	137.5	148.4	5.1	4	(10.9)	(7)
Clearing and Outsourcing Solutions	(9.1)	(5.0)	(11.9)	(4.1)	(82)	6.9	58
Other	(31.9)	(68.0)	(36.4)	36.1	53	(31.6)	(87)
Foreign currency exchange	(4.2)	6.1	(6.1)	(10.3)	NM*	12.2	NM*
Earnings before income taxes	$346.3	$325.9	$320.8	$ 20.4	7	$ 5.1	2

* Not Meaningful

Investor Communication Solutions

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Revenues. Investor Communication Solutions segment's Net revenues for the fiscal year ended June 30, 2009 were $1,531.0 million, a decrease of $44.2 million, or 3%, compared to $1,575.2 million for the fiscal year ended June 30, 2008. The decrease reflects lower net distribution revenues driven by less event-driven activity and higher adoption rates for notice and access, partially offset by increased recurring revenues driven by Net New Business and internal growth. Net distribution revenues were $756.8 million, a decrease of $51.0 million, or 6%. Position growth, a key measure in the number of pieces processed, was negative 2% for annual equity proxies and a positive 4% for mutual fund interim communications. The total number of pieces processed decreased 1% from 1,210.5 million pieces to 1,196.8 million pieces.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2009 were $248.9 million, a decrease of $6.4 million, or 3%, compared to $255.3 million for the fiscal year ended June 30, 2008. Margin increased 0.1 percentage point compared to the prior year to 16.3%.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net Revenues. Investor Communication Solutions segment's Net revenues for the fiscal year ended June 30, 2008 were $1,575.2 million, an increase of $21.0 million, or 1%, compared to $1,554.2 million for the fiscal year ended June 30, 2007. Of the 1%, increase in net fee revenues contributed 2.0 percentage points and was partially offset by a decrease in net distribution revenues of 1.0 percentage point. The increase in net fee revenues was driven by internal growth of 3% resulting from gains in processing fees due to the impact of our new notice and access proxy solution, higher suppressions, and higher activity in interim communication services, and transaction reporting and fulfillment. Net revenues from new sales increased by 1%, driven by transaction reporting and fulfillment; offset by the previously announced loss of a large client (anniversary date of loss was the third quarter of fiscal year 2008), resulting in 1% reduction in net new business. Net distribution revenues were $807.8 million, a decrease of $13.1 million, or 2%, driven primarily by the impact of our new notice and access proxy solution, higher suppressions, and the previously announced loss of a large client; partially offset by higher rates generated by the U.S. Postal Service's postage rate change. Position growth, which is a measure of how many holders own a security compared to the prior fiscal year and a key factor in the number of pieces processed, was a positive 2% for annual equity proxies and a positive 9% for mutual fund interims. The number of pieces processed increased 4% from 1,166.8 million pieces to 1,210.5 million pieces.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2008 were $255.3 million, an increase of $28.5 million, or 13%, compared to $226.8 million for the fiscal year ended June 30, 2007. Margin increased 1.6 percentage points to 16.2% of which higher net fee revenues and operating leverage, including the impact of our new notice and access proxy solution, contributed 1.0 percentage point and net distribution revenues contributed 0.6 percentage point.

Securities Processing Solutions

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Revenues. Securities Processing Solutions segment's Net revenues for the fiscal year ended June 30, 2009 were $533.8 million, an increase of $19.4 million, or 4%, compared to $514.4 million for the fiscal year ended June 30, 2008. The increase in Net revenues was driven by internal growth of 2.0 percentage points reflecting higher non-transaction services revenues, higher Net New Business of 1.0 percentage point, and revenue contribution from an acquisition.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2009 were $142.6 million, an increase of $5.1 million, or 4%, compared to $137.5 million for the fiscal year ended June 30, 2008. Margin was unchanged from 26.7%. Margin contribution from higher revenue was more than offset by higher investment spending related to new products, increased amortization of conversion costs, and lower capitalization of conversion related resources.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net Revenues. Securities Processing Solutions segment's Net revenues for the fiscal year ended June 30, 2008 were $514.4 million, an increase of $4.5 million, or 1%, compared to $509.9 million for the fiscal year ended June 30, 2007. The increase in Net revenues was due to higher internal growth of 5% reflecting strong trade volume compared to the prior fiscal year from existing clients during the six months ended December 31, 2007, partially offset by the reduction in revenue related to the change in methodology of charging for services provided to the Clearing and Outsourcing Solutions segment. Net New Business reduced Net revenues growth by 3%, driven by the previously announced loss of a large client.

Earnings before Income Taxes. Earnings before income taxes for the fiscal year ended June 30, 2008 were $137.5 million, a decrease of $10.9 million, or 7%, compared to $148.4 million for the fiscal year ended June 30, 2007. Margin decreased 2.4% to 26.7%. The decrease in Earnings before income taxes reflects new business coming on board with lower margins due to amortization of implementation costs compared to lost business where implementation costs were fully amortized. The decrease is also attributable to the change in methodology of charging for services provided to our Clearing and Outsourcing Solutions segment and higher investment spend related to new products.

Clearing and Outsourcing Solutions

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Revenues. Clearing and Outsourcing Solutions segment's Net revenues were $101.4 million, an increase of $5.6 million, or 6% for the fiscal year ended June 30, 2009, compared to $95.8 million for the fiscal year ended June 30, 2008. Net New Business contributed 22 percentage points and consisted of both securities clearing and outsourcing services. Client internal growth contributed negative 16 percentage points primarily driven by lower interest income due to the lower Federal Funds rate and lower average margin balances. Average margin balances for the fiscal year ended June 30, 2009 were $638.0 million, compared to $898.3 million for the fiscal year ended June 30, 2008. The average number of trades cleared per day for the fiscal year ended June 30, 2009 was 64,000, compared to 48,000 for the fiscal year ended June 30, 2008. The increase in trades per day was offset by a higher ratio of lower-priced firm trades. Excluding the $15.3 million unfavorable impact to internal growth of net interest income from the $8.0 million impact of the Federal Funds rate and lower margin balances, Net revenues increased $20.9 million, or 22% for the fiscal year ended June 30, 2009, compared to the fiscal year ended June 30, 2008.

Loss before Income Taxes. Loss before income taxes for the fiscal year ended June 30, 2009 of $9.1 million was $4.1 million higher as compared to a Loss before income taxes of $5.0 million for the fiscal year ended June 30, 2008. The higher loss was due to lower interest income resulting from the lower Federal Funds rate and lower average margin balances. Excluding the unfavorable impact of net interest income resulting from the lower Federal Funds rate and lower average margin balances, Earnings before income taxes increased $11.2 million for the fiscal year ended June 30, 2009, compared to the fiscal year ended June 30, 2008.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net Revenues. Clearing and Outsourcing Solutions segment's Net revenues were $95.8 million, an increase of $2.0 million, or 2% for the fiscal year ended June 30, 2008, compared to $93.8 million for the fiscal year ended June 30, 2007. The increase in Net revenues was due to a positive contribution from new sales of 13%, essentially offset by a previously announced loss of a client, and positive internal growth of 2% net of lower interest income due to the lower Federal funds rate. Average margin balances for the fiscal year ended June 30, 2008 were $898.3 million compared to $687.7 million for the fiscal year ended June 30, 2007. For the fiscal year ended June 30, 2008, the average number of trades cleared per day were 48,000 compared to 34,000 for the fiscal year ended June 30, 2007.

Loss before Income Taxes. Loss before income taxes was $5.0 million, an improvement of $6.9 million, for the fiscal year ended June 30, 2008, compared to a loss before income taxes of $11.9 million for the fiscal year ended June 30, 2007. The improvement was due to higher Net revenues, as well as lower expenses resulting from the change in methodology beginning in January 2007 that resulted in $3.5 million in lower charges for services provided by the Company's other segments.

Beginning in January 2007, the Company changed its methodology for charging the Clearing and Outsourcing Solutions segment for services provided by the Company's other segments. The Clearing and Outsourcing Solutions segment is charged for services based on the other segments' cost of providing such services. Prior to January 2007, the Clearing and Outsourcing Solutions segment was billed for these services on a mark-up basis with the other segments recording revenue for the amount of these billings. The following table summarizes the amounts charged to the Clearing and Outsourcing Solutions segment by the Company's other segments for the fiscal years 2008 and 2007. The amounts billed by the other segments and recorded as Cost of net revenues by the Clearing and Outsourcing Solutions segment were as follows:

	Years Ended June 30,			
			Change	
	2008	2007	($)	(%)
	($ in millions)			
Investor Communication Solutions	$3.4	$ 3.4	$—	—
Securities Processing Solutions	4.6	8.1	(3.5)	(43)
Total expenses	$8.0	$11.5	$(3.5)	(30)

Other

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Revenues. Other Net revenues were $1.5 million, a decrease of $7.0 million for the fiscal year ended June 30, 2009, compared to $8.5 million for the fiscal year ended June 30, 2008, reflecting primarily one-time non-recurring termination fees during the fiscal year ended June 30, 2008 that did not recur during the fiscal year ended June 30, 2009.

Loss before Income Taxes. The primary components of Other expenses are certain unallocated expenses and Other expenses, net. Loss before income taxes was $31.9 million for the fiscal year ended June 30, 2009, a decrease of $36.1 million, compared to a $68.0 million loss for the fiscal year ended June 30, 2008. The decrease reflects an $8.4 million gain from the purchase of $125.0 million principal amount of the Senior Notes during the fiscal year ended June 30, 2009 and an increase in foreign currency exchange gain of $2.8 million. Interest expense on our Long-term debt declined by $17.0 million due to a lower outstanding balance and the decline in the weighted-average interest rate on our five-year term loan facility. One-time transition costs of $13.7 million during the fiscal year ended June 30, 2008 did not recur. Stock compensation expense decreased by $8.2 million primarily due to higher expense for the fiscal year ended June 30, 2008 related to the special stock option grants to corporate officers granted in that fiscal year. The gains and expense reductions were partially offset by increased investment expenses of $8.5 million during the fiscal year ended June 30, 2009 and $7.0 million in one-time non-recurring termination fees earned during the fiscal year ended June 30, 2008 that did not recur during the fiscal year ended June 30, 2009.

Fiscal Year 2008 Compared to Fiscal Year 2007

Other Net revenues were $8.5 million, an increase of $15.5 million for the fiscal year ended June 30, 2008, compared to $(7.0) million for the fiscal year ended June 30, 2007. The increase is due to $8.0 million related to the change in methodology for charging the Clearing and Outsourcing Solutions segment for services provided by the Company's other segments, $6.7 million in one-time non-recurring termination fees, and the elimination of intercompany Interest expense from securities operations.

The primary components of Other expenses are certain unallocated expenses and Other expenses, net. Total other loss before income taxes was $68.0 million for the fiscal year ended June 30, 2008 compared to a $36.4 million loss before income taxes for the fiscal year ended June 30, 2007. The $31.6 million increase reflects $20.2 million in non-allocated corporate costs, of which $6.1 million reflects investment expenses related to new products, and $8.9 million in stock compensation expense, of which $7.2 million represents the expense related to the special stock option grants to corporate officers, $20.7 million in interest expense related to the Company's borrowings, and the elimination of intercompany Interest expense from securities operations. The loss is partially offset by termination revenues of $7.6 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2009 and 2008, Cash and cash equivalents were $280.9 million and $198.3 million, respectively. Total stockholders' equity was $909.0 million and $745.8 million at June 30, 2009 and 2008, respectively. At June 30, 2009, working capital was $582.9 million, compared to $553.8 million at June 30, 2008.

On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million five-year term loan, a $500.0 million five-year revolving credit facility and a $250.0 million one-year revolving credit facility. On March 29, 2007, the Company borrowed $440.0 million under the five-year term loan facility and $250.0 million under the one-year revolving credit facility. The proceeds received in connection with the $690.0 million of borrowings were paid to ADP on March 30, 2007 as a dividend. These credit facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2009 and 2008, the Company was not aware of any instances of non-compliance with the financial covenants of these credit facilities.

During the fiscal years 2009, 2008, and 2007, the Company repaid zero, $170.0 million and $70.0 million, respectively, of the five-year term loan facility. The one-year revolving credit facility was cancelled upon repayment on May 29, 2007 with the net proceeds from the issuance of $250.0 million in aggregate principal amount of the Senior Notes and cash. The terms of the Senior Notes are governed by an indenture, dated as of May 29, 2007, by and between Broadridge and U.S. Bank National Association, as trustee thereunder. The Senior Notes are unsecured obligations of Broadridge and rank equally in right of payment with other unsecured and unsubordinated obligations of Broadridge. Interest is payable semiannually on June 1 and December 1 each year based on a fixed per annum rate equal to 6.125%. During fiscal year 2009, the Company completed the purchase of $125.0 million principal amount of the Senior Notes (including $1.0 million unamortized bond discount) pursuant to the cash tender offer for such notes. The consideration paid for the Senior Notes accepted for payment was $116.3 million. The completed purchase resulted in a one-time non-cash gain from early extinguishment of debt of $8.4 million. Please refer to Note 11 "Borrowings" to our Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a more detailed discussion.

Based upon current and anticipated levels of operation, we believe that our cash on hand and cash flow from operations, combined with borrowings available under the credit facility, will be sufficient to enable us to meet our current and anticipated cash operating requirements, capital expenditures, and working capital needs. Please refer to Note 12, "Regulatory Requirements" to our Financial Statements included in this Annual Report on Form 10-K and the discussion of cash flows used in financing activities in the following section for further discussion of our financing activities.

Cash Flows

The cash flows from operating and financing activities for our Clearing and Outsourcing Solutions segment differ from that of our other businesses. Broker-dealer and customer margin activities and transactions require the Company to obtain financing from both internal and external sources. Additionally, regulations associated with the broker-dealer industry require cash or securities to be segregated for the exclusive benefit of customers in certain circumstances based on regulatory calculations driven by customers' balances. As a result, management analyzes the securities clearing activities cash flows of the Clearing and Outsourcing Solutions segment separately from all other businesses.

Within operating activities, increases in Securities clearing receivables and Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations are respectively a use or a source of cash. This can be funded by an increase or applied as a decrease to Securities clearing payables (reflected within operating activities) or Short-term borrowings (reflected within financing activities).

Net cash flows provided by operating activities were as follows:

	Years Ended June 30,		
	2009	2008	Change
	($ in millions)		
Net cash flows provided by operating activities, excluding securities clearing activities	$ 282.3	$ 336.0	$ (53.7)
(Increase) decrease in Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations	(212.8)	32.7	(245.5)
Decrease (increase) in Securities clearing receivables	358.6	(128.7)	487.3
(Decrease) increase in Securities clearing payables	(69.3)	242.0	(311.3)
Net cash flows provided by securities clearing activities	76.5	146.0	(69.5)
Net cash flows provided by operating activities, as reported	$ 358.8	$ 482.0	$(123.2)

Net cash flows provided by operating activities, excluding securities clearing activities, were $282.3 million for the fiscal year ended June 30, 2009, a decrease of $53.7 million, compared to $336.0 million net cash flows provided during the fiscal year ended June 30, 2008. Trade Accounts receivable decreased during the prior year by $87.0 million and further decreased in the current year by $31.7 million, this change of $55.3 million is the primary reason that net cash flows provided by operating activities, excluding securities clearing activities decreased by $53.7 million, despite an improvement in collections of trade Accounts receivable.

Net cash flows provided by securities clearing activities at our Clearing and Outsourcing Solutions segment were $76.5 million for the fiscal year ended June 30, 2009, a decrease of $69.5 million, compared to net cash flows provided by securities clearing activities at our Clearing and Outsourcing Solutions segment of $146.0 million for the fiscal year ended June 30, 2008. The decrease in cash flows provided is due to an increase in cash and securities segregated for regulatory purposes and a decline in securities clearing payables, primarily driven by decreased securities lending activities. This was partially offset by a decline in net securities clearing receivables due to lower margin balances.

Net cash flows used in investing activities for the fiscal year ended June 30, 2009 were $90.7 million, an increase of $38.1 million, compared to $52.6 million for the fiscal year ended June 30, 2008. The increase reflects higher spending of $54.7 million on acquisitions during the fiscal year ended June 30, 2009, compared to the fiscal year ended June 30, 2008, partially offset by a decrease in capital expenditures of $14.6 million.

Net cash flows used in financing activities for the fiscal year ended June 30, 2009 were $188.6 million and includes the Company's purchase of $125.0 million principal amount of the Senior Notes during the fiscal year ended June 30, 2009. This represents a decrease of $131.8 million, compared to $320.4 million for the fiscal year ended June 30, 2008. The decrease in Net cash flows used in financing activities reflects $55.6 million in lower payments on Long-term debt and $128.4 million in lower payments on Short-term borrowings, offset by $33.6 million in higher repurchases of the Company's common stock intended to offset dilution from the Company's equity compensation plans, $13.0 million in lower proceeds from exercise of stock options, and an increase of $4.3 million in Dividends paid.

The aforementioned $128.4 million in lower payments on Short-term borrowings within the change in Net cash flows used in financing activities reflects $136.6 million of payments for the fiscal year ended June 30, 2008 funded by net cash flows provided by securities clearing activities of $146.0 million for the fiscal year ended June 30, 2008. Net cash flows provided by securities clearing activities of $76.5 million for the fiscal year ended June 30, 2009 were used to increase cash held at the Clearing and Outsourcing Solutions segment by $68.0 million.

Income Taxes

Before the Distribution, the Company's taxable income was included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's taxable income is included in the income tax returns of ADP or an ADP affiliate. Subsequent to the Distribution, the Company files its own U.S. federal, state and foreign returns.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes does not reflect the Company's inclusion in the tax returns of ADP or an ADP affiliate. Certain income taxes of the Company were paid by ADP or an ADP affiliate on behalf of the Company. The payment of income taxes by ADP or an ADP affiliate on behalf of the Company is recorded within ADP's Net Investment on the Consolidated Statements of Stockholders' Equity.

The Company, headquartered in the U.S., is routinely examined by the IRS as part of the IRS U.S. federal income tax audit of ADP and is also routinely examined by the tax authorities in the U.S. states and foreign countries in which it conducts business. The tax years under audit examination vary by tax jurisdiction. With respect to U.S. federal income taxes, the Company was a member of the ADP U.S. federal income tax consolidated group through March 30, 2007. As a member of the ADP U.S. federal income tax consolidation, the Company is included in any IRS examination of ADP for periods up to and including March 30, 2007. ADP and the Company are currently under IRS audit for the fiscal year ended June 30, 1998 through the fiscal year ended June 30, 2002 which was substantially completed in fiscal year 2009. In addition, the IRS is conducting an examination of fiscal years 2003 through 2007. As a member of the ADP U.S. federal income tax consolidated group and pursuant to a tax allocation agreement between the Company and ADP, the U.S. federal income tax payable of the Company for the period ended March 30, 2007, will be assumed by ADP. In addition, any items of income or expense successfully challenged by the IRS attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, will be tax liabilities assumed by ADP. Correspondingly, any items of income or expense attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, which are settled favorably with the IRS by ADP will remain with ADP. Accordingly, the Company has not established any tax reserves or tax assets with respect to U.S. federal income taxes for the tax period ended March 30, 2007.

The tax allocation agreement between the Company and ADP also extends to the Company's U.S. state income tax and most foreign income tax liabilities and tax assets. Thus, for any foreign or U.S. state income tax liabilities or tax assets relating to tax periods ended March 30, 2007 or earlier attributable to the Company's business operations, depending on the tax jurisdiction, ADP will either make payments directly to the appropriate tax authorities or reimburse the Company for tax payments the Company made to the tax authorities that related to tax liabilities subject to the tax allocation agreement to the extent that such tax liabilities are in excess of amounts provided for in respect of such income taxes on the Consolidated Balance Sheet of the Company including the Notes thereto, as of June 30, 2009. Similarly, to the extent that there are any tax refunds attributable to the Company's business operations in a particular tax jurisdiction for the period ended March 30, 2007 or earlier, ADP will either receive such refund directly from the appropriate tax authorities or receive reimbursement from the Company for the refund received by the Company that is subject to the tax allocation agreement.

The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. To the extent the Company determines it has potential tax assessment in particular tax jurisdictions and that such assessments are not covered by the tax allocation agreement, the Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the combined financial condition of the Company or on the Company's Consolidated Statements of Earnings for a particular future period.

Defined Benefit Pension Plans

Before the spin-off from ADP on March 30, 2007, certain employees of the Company were covered by ADP's domestic defined benefit plans. In addition, certain employees of the Company were part of ADP's Supplemental Officer Retirement Plan ("ADP SORP"). The ADP SORP is a defined benefit plan pursuant to which ADP will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. Liabilities and assets related to these plans remain with ADP. Domestic pension expense allocated to the Company for the fiscal year ended June 30, 2007 was $3.5 million. ADP SORP expense allocated to the Company for the fiscal year ended June 30, 2007 was $0.2 million.

The Company's Board of Directors approved a Broadridge sponsored Supplemental Officer Retirement Plan ("Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $0.6 million, $0.5 million, and $0.2 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. Broadridge's management believes the ADP SORP expense allocation and the Broadridge SORP are not material to the Financial Statements.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of June 30, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			($ in millions)		
Long-term debt(1)	$324.1	$ —	$200.0	$—	$124.1
Operating lease and software licenses(2)	133.0	41.4	62.7	22.5	6.4
Purchase obligations(3)	294.9	100.4	194.5	—	—
Total	$752.0	$141.8	$457.2	$22.5	$130.5

(1) These amounts represent the principal repayments of Long-term debt and are included on our Consolidated Balance Sheets. As of June 30, 2009, we had $324.1 million of outstanding debt consisting of $200.0 million of a term loan facility and $124.1 million in Senior Notes. See Note 11, "Borrowings" and Note 12, "Regulatory Requirements" to our Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for additional information about our Borrowings and related matters. Excludes future cash payments related to interest expense as the term loan facility is variable rate and the interest payments will ultimately be determined by the rates in effect during each period.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to payments to ADP related to a data center outsourcing services agreement entered into before Distribution and purchase and maintenance agreements on our software, equipment and other assets.

The Company entered into a data center outsourcing services agreement with ADP before the Distribution under which ADP provides the Company with data center services consistent with the services provided to the Company immediately before the Distribution, provided that the operation of the data center is the sole responsibility of ADP. Among the principal services provided by the data center are information technology services and service delivery network services. The agreement with ADP provides for increasing volumes and the addition of new services over the term. Under the agreement, ADP is responsible for hosting the mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services are managed by ADP. The agreement will expire on June 30, 2012. For the fiscal years 2009 and 2008 and the period from the date of Distribution to June 30, 2007, the Company recorded $102.8 million, $107.0 million, and $27.5 million, respectively, of expenses in the Consolidated and Combined Statements of Earnings related to this agreement.

Before the Distribution, the Company entered into a transition services agreement with ADP to provide for an orderly transition to being an independent company. Among the principal services to be provided to the Company by ADP were operational and administrative infrastructure-related services such as accounts payable processing, procurement support, and human resources administrative services. ADP ceased providing most of the services under the transition services agreement on March 31, 2008, but the Company and ADP have agreed that ADP shall continue to provide certain administrative and infrastructure-related services through

December 31, 2009. For the fiscal years ended June 30, 2009 and 2008 and the period from the date of Distribution to June 30, 2007, the Company recorded expenses of $0.4 million, $2.3 million, and $0.4 million, respectively, in the Consolidated and Combined Statements of Earnings related to these services.

ADP and the Company entered into a number of commercial service agreements pursuant to which ADP and the Company are providing services to each other. Services provided by ADP to the Company include human resources, payroll and benefits administration services provided by ADP in the ordinary course of its business to third party entities on terms and conditions management believes are similar to those the Company could obtain from other providers of these services. For the fiscal years ended June 30, 2009 and 2008 and the period from the date of Distribution to June 30, 2007, the Company recorded $2.5 million, $2.0 million, and $0.5 million, respectively, of expenses in the Consolidated and Combined Statements of Earnings related to these agreements. Services provided by the Company to ADP include providing fulfillment and other services that the Company provides in the ordinary course of its business to third parties on terms and conditions it believes will be similar to those available to other third parties. For the fiscal years ended June 30, 2009 and 2008 and the period from the date of Distribution to June 30, 2007, the Company recorded $23.4 million, $21.1 million and $4.4 million, respectively, of revenue in the Consolidated and Combined Statements of Earnings related to these agreements.

Other Commercial Commitments

The Company has a five-year revolving credit facility that expires in March 2012 that has an available capacity of $500.0 million. As of June 30, 2009, no amounts were outstanding under this credit facility.

At June 30, 2009, Ridge Clearing had no loan payables under various secured and unsecured, uncommitted overnight bank credit facilities.

In addition, immediately before the separation from ADP, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. These lines of credit bear interest LIBOR plus 250 basis points. There were no outstanding borrowings under these lines of credit at June 30, 2009.

Significant Non-Cash Transactions

On July 1, 2006 the Company transferred at net book value $3.0 million of equipment and $21.0 million of software and software licenses to ADP. This transfer was related to the consolidation of our data center with ADP's data center before the Distribution.

Off-Balance Sheet Arrangements

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments at June 30, 2009, 2008, and 2007. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2, "Summary of Significant Accounting Policies—Q. New Accounting Pronouncements" to our Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the impact of the adoption of new accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Consolidated Balance Sheets for these transactions.

In the normal course of business, the securities activities of the Clearing and Outsourcing Solutions business primarily involve executions, settlement, and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other broker-dealers, banks, clearing organizations, or depositories are unable to fulfill contractual obligations.

The Company's Clearing and Outsourcing Solutions segment conducts business with broker-dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

The Company may be exposed to a risk of loss not reflected in the Consolidated Balance Sheets for securities sold, not yet purchased, should the value of such securities rise. In addition, the securities lending activities of the Company's Clearing and Outsourcing Solutions segment require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

As of June 30, 2009, $200.0 million of our total $324.1 million in debt outstanding is based on floating interest rates. Our term loan facility had a balance outstanding of $200.0 million as of June 30, 2009. The interest rate is based on LIBOR plus 40 to 90 basis points based on our debt rating at the time of borrowing. The weighted-average interest rate was 2.36% as of June 30, 2009.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated and Combined Financial Statements

Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042

We have audited the accompanying consolidated balance sheets of Broadridge Financial Solutions, Inc. and subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related consolidated and combined statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of the Broadridge Financial Solutions, Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 11, 2009

Broadridge Financial Solutions, Inc.

Consolidated and Combined Statements of Earnings
(In millions, except per share amounts)

	Years Ended June 30,		
	2009	2008	2007
Revenues:			
Services revenues	$2,111.6	$2,151.6	$2,078.7
Other	43.3	82.5	84.0
Total revenues	2,154.9	2,234.1	2,162.7
Interest expense from securities operations	5.6	26.6	24.8
Net revenues	2,149.3	2,207.5	2,137.9
Cost of net revenues	1,574.1	1,606.4	1,588.1
Selling, general and administrative expenses	224.9	244.3	216.7
Other expenses, net	4.0	30.9	12.3
Total expenses	1,803.0	1,881.6	1,817.1
Earnings before income taxes	346.3	325.9	320.8
Provision for income taxes	123.0	133.7	123.7
Net earnings	$ 223.3	$ 192.2	$ 197.1
Basic earnings per share	$ 1.60	$ 1.38	$ 1.42
Diluted earnings per share	$ 1.58	$ 1.36	$ 1.42
Weighted-average shares outstanding:			
Basic	140.0	139.6	138.8
Diluted	141.6	141.0	139.0
Dividends declared per common share	$ 0.28	$ 0.24	$ 0.06

See notes to consolidated and combined financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Balance Sheets
(In millions, except per share amounts)

	June 30, 2009	June 30, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 280.9	$ 198.3
Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations	246.5	33.7
Accounts receivable, net of allowance for doubtful accounts of $2.3 and $3.8, respectively	381.0	415.4
Securities clearing receivables, net of allowance for doubtful accounts of $2.0 and $2.0, respectively	1,011.3	1,369.9
Other current assets	83.9	61.9
Total current assets	2,003.6	2,079.2
Property, plant and equipment, net	75.4	82.6
Other non-current assets	143.3	157.4
Goodwill	511.1	484.3
Intangible assets, net	41.3	30.1
Total assets	$2,774.7	$2,833.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 75.3	$ 89.9
Accrued expenses and other current liabilities	222.7	252.6
Securities clearing payables	1,088.1	1,157.4
Deferred revenues	34.6	25.5
Total current liabilities	1,420.7	1,525.4
Long-term debt	324.1	447.9
Other non-current liabilities	70.0	53.6
Deferred revenues	50.9	60.9
Total liabilities	1,865.7	2,087.8
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock: Authorized, 25.0 shares; issued and outstanding, none	—	—
Common stock, $.01 par value: Authorized, 650.0 shares; issued, 141.8 and 140.5 shares at June 30, 2009 and 2008, respectively; outstanding, 139.3 and 140.4 shares at June 30, 2009 and 2008, respectively	1.4	1.4
Additional paid-in capital	505.9	469.5
Retained earnings	432.3	248.2
Treasury stock—at cost, 2.5 and 0.1 shares, respectively	(37.5)	(2.0)
Accumulated other comprehensive income	6.9	28.7
Total stockholders' equity	909.0	745.8
Total liabilities and stockholders' equity	$2,774.7	$2,833.6

See notes to consolidated and combined financial statements.

Broadridge Financial Solutions, Inc.

Consolidated and Combined Statements of Cash Flows
(In millions)

	Years Ended June 30,		
	2009	2008	2007
Cash Flows From Operating Activities			
Net earnings	$ 223.3	$ 192.2	$ 197.1
Adjustments to reconcile Net earnings to net cash flows provided by operating activities:			
Depreciation and amortization	40.9	41.0	39.6
Amortization of other assets	15.4	10.5	22.9
Deferred income taxes	7.7	(15.0)	6.1
Stock-based compensation expense	29.7	34.7	24.3
Excess tax benefits from the issuance of stock-based compensation awards	(0.4)	(1.7)	—
Gain on purchase of senior notes	(8.4)	—	—
Other	(1.4)	7.0	3.5
Changes in operating assets and liabilities:			
Current assets and liabilities:			
Decrease (increase) in Accounts receivable, net	31.7	87.0	(99.2)
(Increase) decrease in Other current assets	(22.9)	3.6	6.6
(Decrease) increase in Accounts payable	(14.0)	(2.2)	13.2
(Decrease) increase in Accrued expenses and other current liabilities	(23.0)	(8.2)	94.0
Increase in Deferred revenues	9.1	0.6	15.1
(Increase) decrease in Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations	(212.8)	32.7	(26.1)
Decrease (increase) in Securities clearing receivables	358.6	(128.7)	(404.4)
(Decrease) increase in Securities clearing payables	(69.3)	242.0	301.8
Non-current assets and liabilities:			
Increase in Other non-current assets	(12.7)	(45.8)	(42.5)
Increase in Other non-current liabilities	7.3	32.3	8.5
Net cash flows provided by operating activities	358.8	482.0	160.5
Cash Flows From Investing Activities			
Capital expenditures	(26.8)	(41.4)	(31.8)
Purchases of intangibles	(3.1)	(5.1)	(6.1)
Acquisitions, net of cash acquired	(60.8)	(6.1)	—
Net cash flows used in investing activities	(90.7)	(52.6)	(37.9)
Cash Flows From Financing Activities			
Payment to ADP at separation	—	—	(690.0)
Net (payments) proceeds from Short-term borrowings	(8.2)	(136.6)	130.1
Proceeds from issuance of bonds, net of discounts	—	—	247.7
Costs related to bonds and issuance of Long-term debt	—	—	(3.4)
Proceeds from issuance of Long-term debt	—	—	440.0
Payments on Long-term debt	(114.4)	(170.0)	(70.0)
Dividends paid	(37.9)	(33.6)	—
Proceeds from exercise of stock options	7.0	20.0	4.3
Purchases of Common stock	(35.5)	(1.9)	—
Excess tax benefit from the issuance of stock-based compensation awards	0.4	1.7	—
Payments on notes payable to ADP and ADP affiliates	—	—	(115.9)
Net returns of investments to ADP and former ADP affiliates	—	—	(26.8)
Net cash flows used in financing activities	(188.6)	(320.4)	(84.0)
Effect of exchange rate changes on Cash and cash equivalents	3.1	0.7	(0.1)
Net change in cash and cash equivalents	82.6	109.7	38.5
Cash and cash equivalents, at beginning of fiscal year	198.3	88.6	50.1
Cash and cash equivalents, end of fiscal year	$ 280.9	$ 198.3	$ 88.6
Supplemental disclosure of cash flow information:			
Cash payments made for interest	$ 18.9	$ 59.2	$ 27.0
Cash payments made for income taxes	$ 129.2	$ 159.1	$ 8.0
Non-cash investing activities:			
Increase in liabilities for property, plant and equipment	$ 2.8	$ 3.1	$ 5.1
Transfer of equipment, software and software licenses to ADP	$ —	$ —	$ 24.0

See notes to consolidated and combined financial statements.

Broadridge Financial Solutions, Inc.

Consolidated and Combined Statements of Stockholders' Equity
(In millions, except per share amounts)

	Common Stock		Parent Company's Net	Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive Income	Total Stockholders'
	Shares	Amount	Investment	Capital	Earnings	Stock	(Loss)	Equity
Balances, July 1, 2006	—	$—	$ 998.0	$ —	$ —	$ —	$ 45.2	$1,043.2
Comprehensive income:								
Net earnings	—	—	98.4	—	98.7	—	—	
Change in funded status in pension and retirement plan, net of taxes of $1.3	—	—	—	—	—	—	(2.0)	
Foreign currency translation adjustments	—	—	—	—	—	—	(17.5)	
Total comprehensive income								177.6
Dividends to ADP	—	—	(690.0)	—	—	—	—	(690.0)
Assumption of liabilities and forgiveness of ADP intercompany balance	—	—	(3.6)	—	—	—	—	(3.6)
Transfer of net investment to additional paid-in capital	—	—	(402.8)	402.8	—	—	—	—
Issuance of common stock	138.8	1.4	—	(1.4)	—	—	—	—
Charge related to ADP equity award conversion	—	—	—	1.3	—	—	—	1.3
Stock plans and related tax benefits	0.2	—	—	4.3	—	—	—	4.3
Stock-based compensation	0.3	—	—	5.9	—	—	—	5.9
Adoption of SFAS No. 158, net of tax of $0.5	—	—	—	—	—	—	0.9	0.9
Treasury stock acquired	—	—	—	—	—	(0.1)	—	(0.1)
Common stock dividends ($0.06 per share)	—	—	—	—	(8.4)	—	—	(8.4)
Balances, June 30, 2007	139.3	1.4	—	412.9	90.3	(0.1)	26.6	531.1
Comprehensive income:								
Net earnings	—	—	—	—	192.2	—	—	
Foreign currency translation adjustments	—	—	—	—	—	—	2.8	
Total comprehensive income								195.0
Adoption of FIN 48	—	—	—	—	(0.7)	—	—	(0.7)
Pension and postretirement liability adjustment, net of taxes of $0.5	—	—	—	0.7	—	—	(0.7)	—
Stock plans and related tax benefits	1.2	—	—	22.1	—	—	—	22.1
Stock-based compensation	—	—	—	33.8	—	—	—	33.8
Treasury stock acquired (0.1 shares)	—	—	—	—	—	(1.9)	—	(1.9)
Common stock dividends ($0.24 per share)	—	—	—	—	(33.6)	—	—	(33.6)
Balances, June 30, 2008	140.5	1.4	—	469.5	248.2	(2.0)	28.7	745.8
Comprehensive income:								
Net earnings	—	—	—	—	223.3	—	—	
Foreign currency translation adjustments	—	—	—	—	—	—	(20.8)	
Pension and postretirement liability adjustment, net of taxes of $0.7	—	—	—	—	—	—	(1.0)	
Total comprehensive income								201.5
Stock plans and related tax benefits	1.3	—	—	6.9	—	—	—	6.9
Stock-based compensation	—	—	—	29.5	—	—	—	29.5
Treasury stock acquired (2.4 shares)	—	—	—	—	—	(35.5)	—	(35.5)
Common stock dividends ($0.28 per share)	—	—	—	—	(39.2)	—	—	(39.2)
Balances, June 30, 2009	141.8	$ 1.4	$ —	$505.9	$432.3	$(37.5)	$ 6.9	$ 909.0

See notes to consolidated and combined financial statements.

Broadridge Financial Solutions, Inc.

Notes to Consolidated and Combined Financial Statements

NOTE 1. BASIS OF PRESENTATION

A. Spin-off. The spin-off of Broadridge Financial Solutions, Inc. ("Broadridge" or the "Company"), a Delaware corporation, by Automatic Data Processing, Inc. ("ADP" or the "Former Parent") became effective on March 30, 2007 through a distribution of 100% of the common stock of the Company to the holders of record of ADP's common stock (the "Distribution"). The Distribution was effected pursuant to a separation and distribution agreement by which ADP contributed to the Company the subsidiaries that operated its brokerage services business which includes the businesses described below.

B. Description of Business. The Company is a leading global provider of investor communication, securities processing, and clearing and outsourcing solutions to the financial services industry. The Company classifies its operations into the following three reportable segments:

- **Investor Communication Solutions**—provides solutions for the processing and distribution of proxy materials to investors, including vote processing, and for the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions. Investor Communication Solutions also provides financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, and imaging, archival and workflow solutions.
- **Securities Processing Solutions**—provides advanced, computerized real-time transaction processing services that automate the securities transaction cycle. Securities Processing Solutions' products and services include desktop productivity tools and portfolio management, order capture and execution, trade confirmation, settlement and accounting services.
- **Clearing and Outsourcing Solutions**—provides securities clearing services, which include the process of matching, recording, and processing transaction instructions and then exchanging payments between counterparties. The Company's securities clearing solutions also enable clients to finance inventory. The Company's operations outsourcing solutions allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

C. Basis of Presentation. The Consolidated and Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S."). These financial statements present the consolidated position of the Company as a separate, stand-alone entity subsequent to the Distribution, presented along with the historical operations of the brokerage services business on a combined basis which were operated as part of ADP before the Distribution. These financial statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated. Amounts included in Retained earnings reflect the Company's Net earnings subsequent to the Distribution. The Company's combined results of operations and cash flows for periods before the Distribution, may not be indicative of its future performance and do not necessarily reflect what its results of operations and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation from ADP.

For all periods before the Distribution, ADP's investment in the brokerage services business is shown as Parent company's net investment in the Consolidated and Combined Statements of Stockholders' Equity. On March 30, 2007, ADP completed a distribution of one share of the Company's common stock for every four shares of ADP common stock. After the separation, the Company had 138.8 million shares of common stock outstanding. On March 31, 2007, the remaining Parent company's net investment balance, after the separation adjustments were recorded, was transferred to additional paid-in capital. On March 30, 2007, the Company paid a cash dividend of $690.0 million to ADP pursuant to a separation and distribution agreement.

The Consolidated and Combined Financial Statements for periods before the Distribution include costs for facilities, functions and services used by the Company at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Company based on usage. The expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. Following the separation from ADP, the Company performs these functions using internal resources or purchased services, certain of which were provided by ADP during a transitional period pursuant to the transition services agreement. Refer to Note 17, "Transactions with Former Parent" for a detailed description of the Company's transactions with ADP subsequent to the Distribution. The Company's Consolidated and Combined Financial Statements include the following transactions with ADP or ADP affiliates before the Distribution:

Overhead Expenses: The Consolidated and Combined Statements of Earnings of the Company include an allocation of certain general expenses of ADP and ADP affiliates, which were in support of the Company, including departmental costs for information, technology, travel, treasury, tax, internal audit, risk management, real estate, benefits and other corporate and infrastructure costs. The Company was allocated $8.1 million of these overhead costs related to ADP's shared functions for the fiscal year ended June 30, 2007. These allocated costs are reported in Selling, general and administrative expenses. These allocations were based on a variety of factors. The cost for information technology support was allocated based on the number of Company end-users in relation to ADP's total number of users. The allocation of the travel department costs was based on the estimated percentage of travel directly related to the Company. The allocation of the treasury department costs was a combination of an estimated percentage of support staff time and bank service charges that are directly related to the Company's activities. The allocation of the internal audit department costs was based on the internal audit hours incurred for the Company in relation to ADP's total internal audit hours. The allocation of the risk management department costs was based on the estimated percentage of insurance coverage for the Company in relation to ADP's total insurance coverage. The allocation of the real estate department costs was based on the number of leased facilities for the Company managed by ADP's corporate real estate department in relation to ADP's total leased facilities. All other allocations were based on an estimated percentage of support staff time related to the Company in comparison to ADP as a whole. Management believes that these allocations were made on a reasonable basis.

Royalty Fees: The Consolidated and Combined Statements of Earnings include a trademark royalty fee charged by ADP to the Company based on revenues for licensing fees associated with the use of the ADP trademark. The Company was charged $27.3 million for the fiscal year ended June 30, 2007 for such trademark royalty fees; these allocated costs are reported as Selling, general and administrative expenses.

Services Received from ADP Affiliated Companies: Certain systems development functions were outsourced to an ADP shared services facility located in India. This facility provided services to the Company as well as to ADP affiliates. The Company purchased $7.0 million of services from this facility for the fiscal year ended June 30, 2007. The cost of these services is included within Cost of net revenues. Management believes that these charges were made on a reasonable basis.

Services Provided to ADP Affiliated Companies: The Company has charged ADP and ADP affiliates for providing certain investor communication services. The Company recorded revenue of $15.3 million for these services for the fiscal year ended June 30, 2007. These charges approximate what the Company would have charged a third-party customer for similar services. Management believes that these charges were made on a reasonable basis.

Other Services: The Company received other services from ADP and ADP affiliates including payroll processing services and the use of information technology software for recruiting employees. The Company was primarily charged at a fixed rate per employee per month for such payroll processing services. The charge for the use of information technology software for recruiting employees was based on the Company's headcount in relation to ADP's total headcount. Expenses incurred for such services were $0.4 million for the fiscal year ended June 30, 2007. These costs are included in Selling, general and administrative expenses.

Financing Arrangements with ADP: ADP managed and controlled the treasury functions of the Company before the Distribution. Collections were swept by central treasury on a daily basis and ADP paid vendors, payroll, taxes, and other disbursements on the Company's behalf. The Parent company's net investment in the Consolidated and Combined Statements of Stockholders' Equity includes the excess of distributions to ADP over disbursements by ADP. Amounts included in the Parent company's net investment include: (i) taxes paid by ADP on the Company's behalf of $53.2 million for the fiscal year ended June 30, 2007, (ii) equipment and software at net book value of $24.0 for the fiscal year ended June 30, 2007, and (iii) as described above, overhead expenses, royalty fees, services received from and provided to ADP affiliated companies, and other services totaling $111.0 million for the fiscal year ended June 30, 2007.

Subsequent Events: In preparing the accompanying consolidated and combined financial statements, in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events", the Company has reviewed events that have occurred after June 30, 2009, through the date of issuance of the financial statements on August 11, 2009. During this period, the Company did not have any material subsequent events other than the event disclosed in Note 21, "Subsequent Events".

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates. The preparation of these financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the Consolidated and Combined Financial Statements and accompanying notes. Actual results could differ from these estimates.

B. Revenue Recognition. The Company's revenues are primarily generated from fees for providing services. Revenues are recognized for the three reportable segments as follows:

- **Investor Communication Solutions**—Revenues are generated from processing and distributing investor communications as well as vote processing and tabulation. The Company typically enters into agreements with clients to provide services on a fee for service basis. Fees received from the rendering of services are recognized as revenue in the period in which the services have been provided and when collectibility is reasonably assured.
- **Securities Processing Solutions**—Revenues are generated from fees for transaction processing. Client service agreements often include up-front consideration as well as a recurring fee for transaction processing. In accordance with Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" and Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables," up-front implementation fees are deferred and recognized on a straight-line basis over the longer of the respective service term of the contract or the expected customer relationship period which commences after client acceptance when the processing term begins. Fees received from processing services are recognized as revenue in the period in which the services have been rendered and when collectibility is reasonably assured.
- **Clearing and Outsourcing Solutions**—Revenues generated from clearing activities are typically charged per transaction and are recognized on a trade date basis. Revenues generated from outsourcing services are recognized based on fixed monthly fees in accordance with the respective contractual agreement. Interest income on margin lending activities and related expenses are recognized over the life of loans. The Company shares a portion of the margin interest revenue with its correspondent broker-dealers and the Company recognizes such revenue on a net basis in Net revenues in the Consolidated and Combined Statements of Earnings.

C. Other Revenues and Interest Expense from Securities Operations. Other revenues includes $24.4 million, $27.9 million, and $28.1 million for the three fiscal years ended June 30, 2009, 2008, and 2007, respectively, for software maintenance and license fees related to the Securities Processing Solutions segment.

Other revenues also includes net interest income related to the Clearing and Outsourcing Solutions segment resulting from customer margin financing and securities-borrowed transactions that is recognized on a settlement date basis. Interest income included in Other revenues totaled $18.9 million, $54.6 million and $55.9 million for the fiscal years ended June 30, 2009, 2008, and 2007, respectively.

Interest expense from securities operations includes interest incurred on securities loaned transactions and customer credit balances.

D. Cash and Cash Equivalents. Investment securities with a maturity of 90 days or less at the time of purchase are considered cash equivalents. U.S. Treasury bills and notes which were deposited with clearing organizations are classified as Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations.

E. Cash and Securities Segregated for Regulatory Purposes and Securities Deposited with Clearing Organizations. The Company's securities that are segregated for regulatory purposes or deposited with clearing organizations are recorded at market value with unrealized gains and loss included in Other revenues. These securities have been either pledged as collateral to exchanges and clearinghouses or segregated for the exclusive benefit of our Clearing and Outsourcing Solutions' segment clients to meet regulatory requirements.

F. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Equipment	3 to 5 years
Buildings	10 years
Furniture and fixtures	3 to 7 years

G. Clearing Customer Securities Transactions. Clearing customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying Consolidated Balance Sheets. Costs related to customers securities transactions, including brokerage and exchange fees are recognized as incurred, generally on a trade date basis.

H. Securities Clearing Receivables and Payables. Securities clearing receivables and Securities clearing payables include the following key components:

Securities borrowed and loaned—Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate. Securities borrowed and loaned are short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Receivables from and payables to broker-dealers and clearing organizations—Receivables from broker-dealers primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. Payables to broker-dealers primarily consist of securities failed to receive and payables to correspondents. Receivables from and payables to broker-dealers are short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

I. Inventories. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

J. Deferred Client Conversion Costs. Direct costs that are incurred to setup or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis which commences after client acceptance when the processing term begins. To the extent deferred costs exceed related implementation fees, such excess costs are amortized over the service term of the contract. Deferred costs up to the amount of the related implementation fees are recognized over the longer of the respective service term of the contract or expected customer relationship period. These capitalized costs are reflected in Other non-current assets in the Consolidated Balance Sheets.

K. Goodwill and Intangible Assets, Net. The Company accounts for its goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at the reporting unit level at least annually or more frequently if circumstances indicate possible impairment. The Company performs the annual goodwill impairment test in the fourth quarter of the fiscal year. If an impairment exists, a write-down to fair value (primarily measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with FASB SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144").

L. Impairment of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its expected estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

M. Foreign Currency Translation and Transactions. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period. Revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses are included in Other expenses, net. Gains or losses from balance sheet translation are included in Stockholders' equity within Accumulated other comprehensive income on the Consolidated Balance Sheets.

N. Stock-Based Compensation. Before the Distribution, employees of the Company participated in ADP's stock-based compensation plans. Before the separation, the Company adopted The Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (the "2007 Plan"). The 2007 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock awards, stock bonuses, and performance compensation awards, or a combination of the foregoing to employees, directors, and consultants or advisors to the Company.

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, by recognizing the measurement of stock-based compensation expense in Net earnings based on the fair value of the award on the date of grant. For stock options issued, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

O. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes these costs in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

P. Income Taxes. Before the Distribution, the Company's taxable income was included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's operations were included in the income tax returns of ADP or ADP affiliates. Subsequent to the Distribution, the Company files its own U.S. federal, state, and foreign income tax returns.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable, for periods before the Distribution. The provision for income taxes does not reflect the Company's inclusion in the tax returns of ADP or ADP affiliates. Certain income taxes of the Company were paid by ADP or ADP affiliates on behalf of the Company. The payment of income taxes by ADP or ADP affiliates on behalf of the Company is recorded within Parent company's net investment on the Consolidated and Combined Statements of Stockholders' Equity.

The Company accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the Consolidated and Combined Financial Statements.

Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48") on July 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's consolidated results of operations or financial condition for the fiscal year ended June 30, 2008. See Note 15, "Income Taxes" for a further discussion regarding the adoption of FIN 48.

Q. New Accounting Pronouncements. In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" ("SFAS No. 168"), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS No. 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS No. 168 will become effective in the first fiscal quarter of fiscal year 2010 and is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 for the fiscal year ended June 30, 2009 and the adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In April 2009, the FASB issued FASB Staff Position ("FSP") No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"). FSP FAS 141(R)-1 amends and clarifies SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)") to address application issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 is effective on or after the beginning of the first annual reporting on or after December 15, 2008. The Company will apply FSP FAS 141(R)-1 to future acquisitions that close after July 1, 2009.

In April 2009, the FASB issued FSP Nos. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS No. 115-2 and FAS No. 124-2"). The objective of FSP FAS 115-2 and FAS 124-2 is to amend the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 in the fourth quarter of fiscal year 2009 and the adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In April 2008, the FASB issued FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). This pronouncement amends SFAS No. 142, regarding the factors that should be considered in developing the useful lives for intangible assets with renewal or extension provisions. FSP FAS 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FSP FAS 142-3 also requires an entity to disclose information regarding the extent to which the expected future cash flows associated with an intangible asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP FAS 142-3 will be effective for qualifying intangible assets acquired by the Company on or after July 1, 2009. The application of FSP FAS 142-3 is not expected to have a material impact on the Company's results of operations, cash flows or financial positions; however, it could impact future transactions entered into by the Company.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 during the third quarter of fiscal year 2009 did not have a material impact on the Company's results of operations, cash flows or financial condition.

In December 2007, FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. SFAS No. 160 will be effective for the Company on or after July 1, 2009. The Company is currently evaluating the requirements of SFAS No. 160.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 became effective for the Company beginning on July 1, 2008. The Company has not applied the elective provisions of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). This statement requires a company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur (reported in comprehensive income). The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The Company adopted the provisions of SFAS No. 158 for the fiscal year ended June 30, 2007 and the effect on the Company's consolidated results of operations and financial condition was not material. A reclassification was made on the Consolidated and Combined Statements of Stockholders' Equity for $0.7 million, net of $0.5 million tax, to reflect the adoption of SFAS No. 158 as of June 30, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," ("FSP No. 157-1") and FSP No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"). FSP No. 157-1 amends SFAS No. 157 to exclude FASB SFAS No. 13, "Accounting for Leases," ("SFAS No. 13") and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under SFAS No. 13. This FSP is effective upon the initial adoption of SFAS 157. FSP No. 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS No. 157 and FSP No. 157-1 effective July 1, 2008 and the adoption did not have a material impact on the Company's consolidated results of operations or financial condition. The Company expects to adopt FSP No. 157-2 on July 1, 2009 and the adoption is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

R. Advertising Costs. Advertising costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising costs of $2.8 million, $2.9 million and $2.3 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

NOTE 3. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the Company's Net earnings by the basic Weighted-average shares outstanding. On March 30, 2007, the separation from ADP was completed in a tax-free distribution to the Company's stockholders of one share of the Company's common stock for every four shares of ADP common stock held on March 23, 2007. As a result, on March 30, 2007, the Company had 138.8 million Weighted-average shares outstanding, and this share amount is utilized for the calculation of basic EPS for all periods presented before the Distribution. For all periods before the Distribution, the same Weighted-average shares outstanding is used for the calculation of basic and diluted EPS as no common stock of the Company existed before March 30, 2007 and no equity awards of the Company were outstanding for the prior periods. Diluted EPS subsequent to the Distribution reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised and shares of restricted stock have vested.

As of June 30, 2009, 2008 and 2007, the computation of diluted EPS excludes 6.9 million, 5.4 million and 7.5 million, respectively, of stock options as the effect of their inclusion would have been anti-dilutive.

The following table sets forth the denominators of the basic and diluted EPS computations:

	Years Ended June 30,		
	2009	**2008**	**2007**
	(in millions)		
Weighted-average shares outstanding:			
Basic	140.0	139.6	138.8
Common stock equivalents	1.6	1.4	0.2
Diluted	141.6	141.0	139.0

The following table sets forth the computation of basic EPS utilizing Net earnings for the fiscal year and the Company's basic Weighted-average shares outstanding:

	Years Ended June 30,		
	2009	**2008**	**2007**
	($ in millions, except per share amounts)		
Net earnings	$223.3	$192.2	$197.1
Basic Weighted-average shares outstanding	140.0	139.6	138.8
Basic EPS	$ 1.60	$ 1.38	$ 1.42

The following table sets forth the computation of diluted EPS utilizing Net earnings for the fiscal year and the Company's diluted Weighted-average shares outstanding:

	Years Ended June 30,		
	2009	**2008**	**2007**
	($ in millions, except per share amounts)		
Net earnings	$223.3	$192.2	$197.1
Diluted Weighted-average shares outstanding	141.6	141.0	139.0
Diluted EPS	$ 1.58	$ 1.36	$ 1.42

NOTE 4. OTHER EXPENSES, NET

Other expenses, net consisted of the following:

	Years Ended June 30,		
	2009	2008	2007
	($ in millions)		
Interest expense on notes payable to ADP affiliated parties	$—	$—	$ 1.9
Interest expense on borrowings	14.3	31.3	10.6
Interest income	(0.8)	(2.0)	(0.8)
Foreign currency exchange (gain) loss	(1.9)	0.9	0.4
Gain from purchase of senior notes	(8.4)	—	—
Other	0.8	0.7	0.2
Other expenses, net	$ 4.0	$30.9	$12.3

NOTE 5. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated and Combined Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The Company acquired one business in the Investor Communication Solutions segment in fiscal year 2009 for $45.2 million. This acquisition resulted in approximately $31.4 million of goodwill. Intangible assets acquired, which totaled approximately $13.0 million, consist primarily of acquired technology and customer relationships that are being amortized over a five-year life and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

The Company acquired one business in the Securities Processing Solutions segment in fiscal year 2009 for $13.7 million. In addition, the Company agreed to pay contingent consideration, subject to the acquired business' achievement of specified revenue targets. The maximum remaining payout based on the achievement of fiscal year 2010 revenue target is $10.9 million. This acquisition resulted in approximately $11.2 million of goodwill. Intangible assets acquired, which totaled approximately $3.8 million, consist primarily of acquired technology and customer relationships that are being amortized over a five-year life and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

The Company acquired one business in the Securities Processing Solutions segment in fiscal year 2008 for $6.1 million. This acquisition resulted in approximately $3.6 million of goodwill. Intangible assets acquired, which totaled approximately $2.5 million, consist of acquired technology that is being amortized over a five-year life. This acquisition was not material to the Company's operations, financial position, or cash flows.

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, "Fair Value Measurements" defines the fair value of a financial instrument as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are described below:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table summarizes the Company's financial assets measured at fair value as of June 30, 2009:

	Level 1	Level 2	Level 3	Total
	($ in millions)			
Assets				
Cash and cash equivalents:				
Money market funds	$159.6	$ —	$ —	$159.6
Cash and securities segregated for regulatory purposes and securities deposited with clearing organizations:				
U.S. government obligations	2.0	—	—	2.0
Total	$161.6	$ —	$ —	$161.6

The Company did not have any financial assets that met the classification of Level 3 assets during the fiscal year ended June 30, 2009.

NOTE 7. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES AND SECURITIES DEPOSITED WITH CLEARING ORGANIZATIONS

At June 30, 2009 and 2008, the Company owned securities of $2.0 million and $2.3 million, respectively, that had been pledged as collateral to a clearinghouse. Additionally, at June 30, 2009 and 2008, cash of $244.5 million and borrowed securities of $31.4 million, respectively, were segregated for the exclusive benefit of our Clearing and Outsourcing Solutions segment clients to meet regulatory requirements. All securities consisted of U.S. Treasury bills except for the $31.4 million of borrowed securities which were U.S. Treasury notes. The cash of $244.5 million and $2.0 million of owned securities at June 30, 2009, and the $31.4 million of securities borrowed and $2.3 million of owned securities at June 30, 2008, are included in cash and securities segregated for regulatory purposes and securities deposited with clearing organizations in the consolidated balance sheet.

NOTE 8. SECURITIES CLEARING RECEIVABLES AND PAYABLES

Securities clearing receivables and payables consist of the following:

	June 30,	
	2009	2008
	($ in millions)	
Receivables:		
Clearing customers	$ 534.1	$ 802.3
Securities borrowed	94.6	113.9
Broker-dealers and other	105.2	221.3
Clearing organizations	145.0	75.4
Securities failed to deliver	132.4	157.0
Total	$1,011.3	$1,369.9
Payables:		
Clearing customers	$ 869.8	$ 759.8
Securities loaned	9.6	133.1
Broker-dealers and other	119.0	127.6
Securities failed to receive	89.7	136.9
Total	$1,088.1	$1,157.4

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received as of the settlement date. Securities failed to deliver transactions are recorded at the amount for which the securities were sold with receipt of payment occurring upon delivery of the securities to other broker-dealers. Securities failed to receive transactions are recorded at the amount for which the securities were purchased and are paid upon receipt of the securities from other broker-dealers. In the case of aged-securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty broker-dealer.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under securities borrowed transactions, customer and correspondent agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2009 and 2008, the Company has received securities collateral primarily in connection with customer margin loans, securities borrowed transactions, and correspondent accounts with a market value of approximately $887.3 million and $2,323.8 million, respectively, which it can sell or repledge. Of this amount, approximately $184.5 million and $638.9 million had been pledged or sold as of June 30, 2009 and 2008, respectively, in connection with securities loaned, street-side settlement, deposits with clearing organizations and Federal and other regulations.

Concurrent with the November 2004 acquisition of Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge Clearing") by ADP, the Company's management formulated a plan to restructure the business. In accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs, and severance costs. Additionally, unrelated to the acquisition, the Company took a charge for the fair value of the remaining lease obligation for a facility that was exited, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". A roll forward of the facilities related restructuring liabilities from July 1, 2007 to June 30, 2009 is as follows:

	Facilities Costs
	($ in millions)
Balances as of July 1, 2007	$12.9
Change in estimates	(1.5)
Utilization	(3.2)
Balances as of June 30, 2008	8.2
Change in estimates	(2.5)
Utilization	(1.7)
Balances as of June 30, 2009	$ 4.0

NOTE 9. PROPERTY, PLANT AND EQUIPMENT, NET

Depreciation and amortization expense for Property, plant and equipment was $33.0 million, $33.1 million, and $32.4 million for the three fiscal years ended June 30, 2009, 2008 and 2007, respectively. Property, plant and equipment at cost and accumulated depreciation at June 30, 2009 and 2008 are as follows:

	June 30, 2009	June 30, 2008
	($ in millions)	
Property, plant and equipment:		
Land and buildings	$ 4.2	$ 3.5
Equipment	203.2	186.9
Furniture, leaseholds and other	158.7	162.3
	366.1	352.7
Less: Accumulated depreciation	(290.7)	(270.1)
Property, plant and equipment, net	$ 75.4	$ 82.6

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in Goodwill for the fiscal years ended June 30, 2009 and 2008 are as follows:

	Investor Communication Solutions	Securities Processing Solutions	Clearing and Outsourcing Solutions	Total
		($ in millions)		
Balance as of July 1, 2007	$259.3	$191.6	$29.3	$480.2
Additions	—	3.6	—	3.6
Cumulative translation adjustments	—	0.5	—	0.5
Balance as of June 30, 2008	259.3	195.7	29.3	484.3
Additions	31.4	11.2	—	42.6
Cumulative translation adjustments	—	(15.8)	—	(15.8)
Balance as of June 30, 2009	$290.7	$191.1	$29.3	$511.1

During fiscal years 2009, 2008 and 2007, the Company performed the required impairment tests of Goodwill under SFAS No. 142 and determined that there was no impairment.

Intangible assets at cost and accumulated amortization at June 30, 2009 and 2008 are as follows:

	June 30,					
	2009			2008		
	Original Cost	Accumulated Amortization	Intangible Assets, net	Original Cost	Accumulated Amortization	Intangible Assets, net
			($ in millions)			
Software and software licenses	$ 66.6	$(48.4)	$18.2	$56.7	$(43.8)	$12.9
Customer contracts and lists	42.9	(20.9)	22.0	35.5	(18.3)	17.2
Other intangibles	2.2	(1.1)	1.1	1.0	(1.0)	—
	$111.7	$(70.4)	$41.3	$93.2	$(63.1)	$30.1

Other intangibles consist primarily of purchased rights, covenants, patents, and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted-average remaining useful life of the intangible assets is 4 years (2 years for software and software licenses and 7 years for customer contracts and lists). Amortization of intangibles totaled $7.9 million, $7.9 million, and $7.3 million for fiscal years 2009, 2008, and 2007, respectively. Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

Years Ending June 30,	($ in millions)
2010	$10.5
2011	9.2
2012	7.4
2013	5.8
2014	4.9

NOTE 11. BORROWINGS

Revolving Credit and Loan Facilities: On March 29, 2007, the Company entered into a $1,190.0 million senior unsecured credit facility, consisting of a $440.0 million, five-year term loan facility, a $500.0 million, five-year revolving credit facility and a $250.0 million, one-year revolving credit facility. Borrowings under the five-year term loan facility bear interest at the London Inter-Bank Offer Rate ("LIBOR") plus 40 to 90 basis points based on our debt ratings at the time of the borrowing. The five-year term loan facility was subject to interest at LIBOR plus 50 basis points and 60 basis points as of June 30, 2009 and 2008, respectively. The weighted-average interest rate on the five-year term loan facility was 2.36% and 5.17% for the fiscal years ended June 30, 2009 and 2008, respectively. Borrowings under the five-year revolving credit facility bear interest at LIBOR plus 27 to 75 basis points based on debt ratings and the utilization percentage of the facility at the time of the borrowing. The five-year revolving credit facility also has an annual facility fee equal to 8 to 20 basis points on the $500.0 million facility, based on the Company's debt rating, whether used or unused. The annual facility fee for the five-year revolving credit facility was equal to 10 basis points and 12.5 basis points as of June 30, 2009 and 2008, respectively. The Company incurred $1.5 million in debt issuance costs to establish these credit facilities. These costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and are amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities.

On March 29, 2007, the Company borrowed $440.0 million under the five-year term loan facility and $250.0 million under the one-year revolving credit facility. The proceeds received in connection with the $690.0 million of borrowings were transferred to ADP on March 30, 2007 as a tax-free dividend. In May 2007, the Company refinanced the $250.0 million one-year revolving credit facility through an offering of $250.0 million of 6.125% senior notes discussed below. The one-year revolving credit facility was cancelled upon repayment. During the fiscal years ended June 30, 2009, 2008 and 2007, the Company repaid zero, $170.0 million and $70.0 million, respectively, of the five-year term loan facility. During the fiscal years ended June 30, 2009 and 2008, the Company purchased $125.0 million principal amount and zero, respectively, of the 6.125% senior notes due 2017.

These credit facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2009 and 2008, the Company is not aware of any instances of any non-compliance with the financial covenants of these credit facilities.

Senior Notes: In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Senior Notes"). The Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2009 and 2008, we are not aware of any instances of non-compliance with the financial covenants of the indenture governing the Senior Notes. The indenture also contains covenants regarding the purchase of the notes upon a change of control triggering event. The Senior Notes are senior unsecured obligations of the Company and rank equally with our other senior indebtedness. The Company may redeem the Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Senior Notes. These costs have been capitalized and will be amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. During the fiscal year ended June 30, 2009, the Company purchased $125.0 million principal amount of the Senior Notes (including $1.0 million unamortized bond discount) pursuant to a cash tender offer for such notes. The consideration paid for the Senior Notes accepted for payment was $116.3 million. The completed purchase resulted in a one-time non-cash gain from early extinguishment of debt of $8.4 million.

Short-Term Borrowing Facilities: At June 30, 2009, Ridge Clearing had no loans payable under various secured and unsecured, uncommitted overnight bank credit facilities.

In addition, immediately before the separation from ADP, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. These lines of credit bear interest at LIBOR plus 250 basis points. As of June 30, 2009 and 2008, respectively, no amounts were outstanding under these lines of credit.

Available Capacity: As of June 30, 2009, outstanding borrowings and available capacity under the Company's borrowing arrangements were as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Unused Available Capacity
			($ in millions)	
Long-term debt				
Term loan facility	March 2012	$200.0	$200.0	$ —
Senior notes	June 2017	124.1	124.1	—
Revolving credit facility	March 2012	500.0	—	500.0
		$824.1	$324.1	$500.0

The carrying value of the variable-rate term loan facility approximates fair value. The fair value of the fixed-rate Senior Notes at June 30, 2009 was $104.4 million based on quoted market prices. Amounts are due on the expiration dates listed above.

NOTE 12. REGULATORY REQUIREMENTS

As a registered broker-dealer and member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"), Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge Clearing") is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). Ridge Clearing computes its net capital under the alternative method permitted by Rule 15c3-1, which requires Ridge Clearing to maintain minimum net capital equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. The NYSE and FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2009, Ridge Clearing had net capital of $217.4 million, which was approximately 30.9% of aggregate debit items and exceeded the minimum requirements by $203.3 million.

Ridge Clearing is also subject to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by Ridge Clearing as allowable assets in their computation of net capital, Ridge Clearing has agreed to compute a separate reserve requirement for the proprietary accounts of introducing brokers ("PAIB").

Pursuant to Rule 15c3-3, Ridge Clearing computes its customer and PAIB segregation requirements on the business day following the required computation date on an 'as of' basis. Accordingly, when Ridge Clearing computed its customer and PAIB requirements as of June 30, 2009, it determined that approximately $235.4 million and $51.1 million, respectively, of funds or securities were required to be segregated in accordance with Rule 15c3-3. The following business day, pursuant to Rule 15c3-3, Ridge Clearing arranged for approximately $258.2 million and $80.5 million of cash to be segregated in its special reserve accounts for the exclusive benefit of customers and PAIB, exceeding actual requirements by approximately $22.8 million and $29.4 million, respectively. At June 30, 2009, cash of approximately $164.2 million and $80.3 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, in accordance with Rule 15c3-3, based on the regulatory requirements computed as of June 26, 2009.

NOTE 13. STOCK-BASED COMPENSATION

Incentive Equity Awards Converted from ADP Awards. Before March 31, 2007, all employee equity awards (stock options and restricted stock) were granted by ADP. At the time of the Distribution, ADP's outstanding equity awards for employees of the Company were converted into equity awards of Broadridge at a ratio of 2.4569 Broadridge stock options for every ADP stock option held before the Distribution and 2.2386 Broadridge time-based restricted shares for every share of ADP time-based restricted stock held before the Distribution, and 2.4569 Broadridge performance-based restricted shares for every share of ADP performance-based restricted stock held before the spin-off. As a result, the Company issued 17.4 million stock options (weighted-average exercise price of $18.62), 0.3 million time-based restricted shares and granted 0.8 million performance-based restricted shares upon completion of the conversion of existing ADP equity awards into the Company's equity awards. As the conversion was considered a modification of an award in accordance with SFAS No. 123R, the Company compared the fair value of the award immediately before the Distribution to the fair value immediately after the Distribution to measure the incremental compensation cost. The conversion resulted in an increase in the fair value of the awards by $2.3 million of which $0.3 million, $0.5 million and $1.3 million was recognized in the fiscal years ended June 30, 2009, 2008 and 2007, respectively, and $0.2 million will be recognized over the remaining vesting period of the associated modified unvested options.

Incentive Equity Awards Granted by the Company. Prior to the separation, the Company adopted The Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan ("2007 Plan"). The 2007 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock awards, stock bonuses and performance compensation awards to employees, non-employee directors, and other key individuals who perform services for the Company. From the date of Distribution through June 30, 2007, the Company granted options on 271,700 shares of stock and awarded 32,290 shares of restricted stock. The Company accounts for stock-based compensation in accordance with SFAS No. 123R which requires the measurement of stock-based compensation expense to be recognized in Net earnings based on the fair value of the award on the date of grant. In accordance with the 2007 Plan, the Company's stock-based compensation consists of the following:

Stock Options: Stock options are generally granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are generally issued under a graded vesting schedule and, generally vest ratably over five years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

Time-based Restricted Stock: The Company has a time-based restricted stock program under which shares of common stock have been issued to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of time-based restricted stock over the period during which the transfer restrictions exist, which is up to five years from the date of grant. The value of the Company's time-based restricted stock, based on market prices, is recognized as compensation expense over the restriction period on a straight-line basis.

Performance-based Restricted Stock: The Company has a performance-based restricted stock program under which shares of common stock will be issued to certain key employees upon the achievement, by the Company, of specific performance metrics. The Company records stock compensation expense for performance-based restricted stock on a straight-line basis over the performance period, plus a subsequent vesting period, which typically totals approximately two and one-half years from the date of grant. Certain performance-based equity awards granted to non-U.S. employees are to be settled in cash. The Company records a liability for these performance-based equity awards. The liability and the corresponding stock compensation expense are adjusted to reflect the Company's closing stock price as of the end of each reporting period.

The activity related to the Company's incentive equity awards for the fiscal years ended June 30, 2009, 2008 and 2007 consisted of the following:

	Stock Options		Time-based Restricted Stock		Performance-based Restricted Stock	
	Number of Options	Weighted Average Exercise Price	Number of Shares	Weighted Average Grant Price	Number of Shares	Weighted Average Grant Price
Balances at March 31, 2007	—	—	—	—	—	—
Granted—Conversion of ADP Equity Awards	17,414,990	$18.62	316,061	$19.70	784,657	$19.70
Granted	271,700	19.93	32,290	19.93	—	—
Exercised(a)	(253,781)	16.83	—	—	—	—
Vesting of Restricted Shares	—	—	(7,886)	19.70	—	—
Expired/forfeited	(221,836)	18.11	(1,994)	19.70	(14,843)	19.70
Balances at June 30, 2007	17,211,073	$18.67	338,471	$19.70	769,814	$19.70
Granted	1,792,083	20.91	1,009,101	18.44	238,765	18.52
Exercised(a)	(1,179,924)	17.26	—	—	—	—
Vesting of Restricted Shares	—	—	(206,826)	19.69	—	—
Expired/forfeited	(399,343)	16.86	(22,041)	18.45	(32,250)	19.70
Balances at June 30, 2008	17,423,889	$19.00	1,118,705	$18.59	976,329	$19.41
Granted	2,100,900	17.32	970,393	14.11	519,502	16.12
Exercised(a)	(381,567)	16.95	—	—	—	—
Vesting of Restricted Shares	—	—	(90,740)	19.70	(943,410)	19.70
Expired/forfeited	(484,070)	18.72	(40,246)	17.16	(19,021)	18.65
Balances at June 30, 2009(b)	18,659,152	$18.86	1,958,112	$16.35	533,400	$15.72

(a) Stock options exercised during the fiscal years ended June 30, 2009, 2008 and 2007 had intrinsic values of $1.0 million, $5.5 million and $0.9 million, respectively.

(b) As of June 30, 2009, the Company's outstanding "in the money" stock options using the fiscal year-end share price of $16.58 (approximately 3.6 million shares) had an aggregate intrinsic value of $5.0 million.

The table below summarizes information regarding the Company's outstanding and exercisable stock options as of June 30, 2009:

	Outstanding Options		
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01 to $14.00	1,222,991	5.81	$13.73
$14.01 to $16.00	1,977,641	5.37	$15.79
$16.01 to $18.00	3,812,285	5.18	$17.45
$18.01 to $20.00	5,085,791	6.73	$18.69
$20.01 to $22.00	4,584,762	3.61	$20.76
$22.01 to $24.00	666,672	8.66	$22.76
$24.01 to $26.00	1,309,010	1.30	$24.39
	18,659,152	5.13	$18.86

Range of Exercise Prices	Exercisable Options		
	Options Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01 to $14.00	771,162	3.59	$13.69
$14.01 to $16.00	1,537,796	4.35	$15.94
$16.01 to $18.00	2,730,769	4.34	$17.54
$18.01 to $20.00	3,479,454	6.59	$18.73
$20.01 to $22.00	4,282,222	3.25	$20.68
$22.01 to $24.00	666,672	8.66	$22.76
$24.01 to $26.00	1,309,010	1.30	$24.39
	14,777,085	4.44	$19.21

Stock-based compensation expense of $29.7 million, $34.7 million, and $24.3 million was recognized in the Consolidated and Combined Statements of Earnings for the fiscal years ended June 30, 2009, 2008 and 2007, respectively, as well as related tax benefits of $11.8 million, $13.5 million, and $9.4 million, respectively.

As of June 30, 2009, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock awards amounted to $9.5 million and $19.8 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 2.8 years and 1.4 years, respectively.

The following table presents the assumptions used to determine the fair values of the stock option grants during the fiscal years ended June 30, 2009, 2008 and 2007:

	Fiscal Year Ended June 30, 2009	Fiscal Year Ended June 30, 2008	March 30, 2007 through June 30, 2007
Risk-free interest rate	1.9% -2.6%	3.0% -3.2%	4.9%
Dividend yield	2.3% -2.6%	1.4%	1.5%
Weighted-average volatility factor	51.3% -52.8%	36.6% -37.4%	33.1%
Weighted-average expected life (in years)	4.9 - 6.9	5.8 -6.2	6.0
Weighted-average fair value (in dollars)	$ 4.50	$ 6.36	$ 6.85

NOTE 14. EMPLOYEE BENEFIT PLANS

A. Defined Contribution Savings Plans. Before the spin-off from ADP on March 30, 2007, eligible full-time domestic employees of the Company were covered under an ADP sponsored 401(k) savings plan. This plan provided company matching contributions on a portion of employee contributions. The costs allocated to the Company for the fiscal year ended June 30, 2007 was $3.8 million.

The Company's Board of Directors approved a Broadridge sponsored 401(k) savings plan covering eligible full-time domestic employees of the Company after the spin-off. This plan provides a base contribution plus Company matching contributions on a portion of employee contributions. The Broadridge sponsored 401(k) savings plan was established to provide a similar level of benefits to those provided by ADP's domestic defined benefit plans as well as the ADP sponsored 401(k) savings plan. The costs recorded by the Company for this plan were $15.9 million and $10.8 million for the fiscal years ended June 30, 2009 and 2008, respectively.

B. Defined Benefit Pension Plans. Before the spin-off from ADP on March 30, 2007, certain employees of the Company were covered by ADP's domestic defined benefit plans. In addition, certain employees of the Company were part of ADP's Supplemental Officer Retirement Plan ("ADP SORP"). The ADP SORP is a defined benefit plan pursuant to which ADP will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. Liabilities and assets related to these plans remain with ADP. Domestic pension expense allocated to the Company for the fiscal year ended June 30, 2007 was $3.5 million. ADP SORP expense allocated to the Company for the fiscal year ended June 30, 2007 was $0.2 million.

The Company's Board of Directors approved a Broadridge sponsored Supplemental Officer Retirement Plan ("Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $0.6 million and $0.5 million during the fiscal years ended June 30, 2009 and 2008, respectively. Broadridge management believes the ADP SORP expense allocation and the Broadridge SORP are not material to the Company's Consolidated and Combined Financial Statements.

NOTE 15. INCOME TAXES

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

	Years Ended June 30,		
	2009	2008	2007
	($ in millions)		
Earnings before income taxes:			
U.S.	$279.0	$241.5	$263.6
Foreign	67.3	84.4	57.2
	$346.3	$325.9	$320.8

The Provision for income taxes consists of the following components:

	Years Ended June 30,		
	2009	2008	2007
	($ in millions)		
Current:			
U.S.	$ 95.7	$ 95.3	$ 80.8
Foreign	21.3	32.2	24.4
State	2.8	21.6	12.4
Total current	119.8	149.1	117.6
Deferred:			
U.S.	4.0	(9.7)	6.6
Foreign	(0.3)	(0.9)	(0.1)
State	(0.5)	(4.8)	(0.4)
Total deferred	3.2	(15.4)	6.1
Total Provision for income taxes	$123.0	$133.7	$123.7

A reconciliation of the Company's effective tax rate on Earnings from continuing operations before income taxes and the U.S. federal statutory rate is as follows:

	Years Ended June 30,					
	2009	%	2008	%	2007	%
	($ in millions)					
Provision for income taxes at U.S. statutory rate	$121.2	35.0	$114.1	35.0	$112.3	35.0
Increase in Provision for income taxes from:						
State taxes, net of federal tax	5.8	1.7	11.7	3.6	6.6	2.1
Foreign taxes	(1.7)	(0.5)	(2.3)	(0.7)	—	—
Valuation allowances on tax attributes	(4.1)	(1.2)	7.4	2.2	5.6	1.8
Other	1.8	0.5	2.8	0.9	(0.8)	(0.3)
	$123.0	35.5	$133.7	41.0	$123.7	38.6

The Company's effective tax rate for the period ended June 30, 2009 was 35.5% compared to 41.0% for the period ended June 30, 2008. The decrease in the effective tax rate was primarily attributable to approved certification for a U.S. state tax credit program scheduled to expire in 2018. The state tax credit certification was retroactive to fiscal year 2008. Included in the current year income tax provision is the 2008 and 2009 net tax benefit from the state tax credit program of approximately $8.0 million. In addition, the 2008 effective tax rate was negatively impacted by non recognition of certain excess U.S. foreign tax credits.

As of June 30, 2009, the Company had approximately $116.1 million of earnings attributable to foreign subsidiaries. The Company considers such earnings as permanently reinvested outside the U.S. and, therefore, provides no additional taxes that could occur upon repatriation. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at June 30, 2009 and 2008 were as follows:

	June 30,	
	2009	2008
	($ in millions)	
Classification:		
Current deferred tax assets (included in Other current assets)	$ 14.6	$ 15.0
Long-term deferred tax liabilities (included in Other non-current liabilities)	(32.3)	(25.1)
Net deferred tax liabilities	$(17.7)	$(10.1)
Components:		
Deferred tax assets:		
Accrued expenses not currently deductible	$ 6.7	$ 8.4
Depreciation	22.5	25.3
Compensation and benefits not currently deductible	40.6	35.1
Net operating and capital losses	32.2	25.5
Foreign tax credits	—	3.5
Other	5.2	11.0
	107.2	108.8
Less: Valuation allowances	(25.7)	(29.8)
Deferred tax assets, net	81.5	79.0
Deferred tax liabilities:		
Goodwill and identifiable intangibles	77.7	66.7
Net deferred expenses	18.2	18.3
Other	3.3	4.1
Deferred tax liabilities	99.2	89.1
Net deferred tax liabilities	$(17.7)	$(10.1)

The Company has estimated foreign net operating loss carryforwards of approximately $23.4 million as of June 30, 2009 of which $7.3 million expires in 2010 through 2016 and $16.1 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $45.8 million which expire in 2020 through 2029 and of which $28.4 million relates to a U.S. subsidiary not included the Company's U.S. federal consolidated tax return.

The Company has recorded valuation allowances of $25.7 million and $29.8 million at June 30, 2009 and 2008, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

Upon the adoption of FIN 48, the Company recognized an increase of $0.7 million in the liability for unrecognized tax benefits and was accounted for as a reduction of Retained earnings on the Consolidated Balance Sheet at July 1, 2007. During fiscal years 2009 and 2008, the Company increased its reserve for unrecognized tax benefits by $5.8 million and $3.7 million, respectively. The change relates to tax positions taken for the current and prior tax year. The amount of the unrecognized tax benefits at June 30, 2009 that, if recognized, would affect the Company's effective tax rate was $9.5 million.

In the next twelve months, the Company does not expect to materially decrease its reserve for unrecognized tax benefits.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	($ in millions)
Balance at July 1, 2008	$ 5.1
Gross increase related to prior period tax positions	6.4
Gross decrease related to prior period tax positions	—
Gross increase related to current period tax positions	—
Expiration for statute of limitations for the assessment of taxes	—
Decrease in related settlements with tax authorities	—
Balance at June 30, 2009	$11.5

The Company's policy with respect to interest and penalties associated with uncertain tax positions is not to include them in income tax expense but include penalties as a component of other accrued expenses and interest in interest expense. During the fiscal years ended June 30, 2009 and 2008, the Company recognized approximately $0.6 million, respectively, in interest and penalties. Included within the reserve for unrecognized tax benefits recorded on July 1, 2007 was accrued interest and penalties of $0.1 million.

The Company is currently not under any U.S. or foreign income tax exam for the period March 31, 2007 through June 30, 2009.

For U.S. federal income taxes, as a former member of the ADP U.S. federal income tax consolidation, the Company is included in any U.S. Internal Revenue Service ("IRS") examination of ADP for periods up to and including March 30, 2007. As a member of the ADP U.S. federal income tax consolidated group, and pursuant to the Tax Allocation Agreement between the Company and ADP, the Company's U.S. federal income tax payable for the period ended March 30, 2007, was assumed by ADP. In addition, any items of income or expense successfully challenged by the IRS attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, will be tax liabilities assumed by ADP. Correspondingly, any items of income or expense attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, which are settled favorably with the IRS by ADP, will remain with ADP. Accordingly, the Company has not established any tax reserves or tax assets with respect to U.S. federal income taxes for the tax period ended March 30, 2007.

The Tax Allocation Agreement between the Company and ADP also extends to the Company's U.S. state income tax and certain foreign income tax liabilities and tax assets attributable to the Company's business operations for the tax periods ended March 30, 2007 or earlier, ADP will either make payments directly to the appropriate tax authorities or reimburse the Company for tax payments the Company made to the tax authorities that related to tax liabilities subject to the Tax Allocation Agreement to the extent that such tax liabilities are in excess of amounts provided for in respect of such income taxes on the Combined Balance Sheet of the Company including the Notes thereto, as of March 30, 2007.

NOTE 16. CONTRACTUAL COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. In addition, the Company is subject to fee commitments contained in a data center outsourcing services agreement with ADP. Refer to Note 17, "Transactions with Former Parent" for a detailed description of the data center outsourcing services agreement with ADP. Total expense under these agreements was approximately $152.8 million, $157.7 million and $162.3 million in fiscal years 2009, 2008, and 2007, respectively, with minimum commitments at June 30, 2009 as follows:

Years Ending June 30,	($ in millions)
2010	$141.8
2011	133.1
2012	124.1
2013	16.6
2014	5.9
Thereafter	6.4
	$427.9

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2009, the Company had purchase commitments of approximately $3.2 million comprised primarily of maintenance contracts, the majority of which relates to fiscal 2010.

As of June 30, 2009, the Company had an outstanding letter of credit for $1.0 million. This letter of credit was issued in May 2007 to guarantee certain claim payments to a third-party insurance company in the event the Company does not pay its portion of the claims. No amounts were drawn on this letter of credit.

From time to time the Company will extend a temporary subordinated loan ("TSL") to its correspondent broker-dealers in the Clearing and Outsourcing Solutions segment. As of both June 30, 2009 and 2008, there were no TSLs outstanding.

In the normal course of business, the Company is subject to claims. While the outcome of any claim or litigation is inherently unpredictable, the Company believes that the ultimate resolution of these matters will not, individually or in the aggregate, result in a material adverse impact on the Consolidated and Combined Financial Statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments as of June 30,

2009 and 2008. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

In the normal course of business, the securities activities of the Company's Clearing and Outsourcing Solutions business primarily involve executions, settlement, and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other broker-dealers, banks, clearing organizations, or depositories are unable to fulfill contractual obligations.

The Company's Clearing and Outsourcing Solutions segment conducts business with broker-dealers, clearing organizations, and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company's Clearing and Outsourcing Solutions segment extends credit to customers and non-customers, the Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its securities clearance activities.

The Company's Clearing and Outsourcing Solutions segment records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Consolidated Balance Sheets for securities sold, not yet purchased, should the value of such securities rise. In addition, the securities lending activities of the Company's Clearing and Outsourcing Solutions segment requires the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Consolidated Balance Sheets for these transactions.

NOTE 17. TRANSACTIONS WITH FORMER PARENT

Before the Distribution, the Company entered into a transition services agreement with ADP to provide for an orderly transition to being an independent company. Among the principal services provided to the Company by ADP were operational and administrative infrastructure-related services such as accounts payable processing, procurement support, and human resources administrative services. ADP ceased providing most of the services under the transition services agreement on March 31, 2008, but the Company and ADP have agreed that ADP shall continue to provide certain administrative and infrastructure-related services through December 31, 2009. For the fiscal years ended June 30, 2009 and 2008, and the period from the date of Distribution to June 30, 2007, the Company recorded expenses of $0.4 million, $2.3 million and $0.4 million, respectively, in the Consolidated and Combined Statements of Earnings related to these services.

ADP and the Company entered into a number of commercial service agreements pursuant to which ADP and the Company are providing services to each other. Services provided by ADP to the Company include human resources, payroll and benefits administration services provided by ADP in the ordinary course of its business to third party entities on terms and conditions management believes would be similar to those the Company could obtain from other providers of these services. For the fiscal year ended June 30, 2009 and 2008, and the period from the date of Distribution to June 30, 2007, the Company recorded $2.5 million, $2.0 million and $0.5 million, respectively, of expenses in the Consolidated and Combined Statements of Earnings related to these agreements. Services provided by the Company to ADP include providing fulfillment and other services that the Company provides in the ordinary course of its business to third parties on terms and conditions it believes are similar to those available to other third parties. For the fiscal year ended June 30, 2009 and 2008, and the period from the date of Distribution to June 30, 2007, the Company recorded revenue of $23.4 million, $21.1 million and $4.4 million, respectively, of revenue in the Consolidated and Combined Statements of Earnings related to these agreements.

The Company entered into a data center outsourcing services agreement with ADP before the Distribution under which ADP provides the Company with data center services consistent with the services provided to the Company immediately before the Distribution, provided that the operation of the data center is the sole responsibility of ADP. Among the principal services provided by the data center are information technology services and service delivery network services. The agreement with ADP provides for increasing volumes and the addition of new services over the term. Under the agreement, ADP is responsible for hosting the mainframe, midrange, open systems, and networks. Additionally, systems engineering, network engineering, hardware engineering, network operations, data center operations, application change management, and data center disaster recovery services are managed by ADP. The agreement will expire on June 30, 2012. For the fiscal year ended June 30, 2009 and 2008, and for the period from the date of Distribution to June 30, 2007, the Company recorded expenses of $102.8 million, $107.0 million and $27.5 million, respectively, in the Consolidated and Combined Statements of Earnings related to this agreement. Commitments under this agreement are $273.7 million through fiscal year 2012, the final year of the contract.

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is a measure of income that includes both Net earnings and other comprehensive income. Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in Stockholders' equity. Other comprehensive income (loss) was $(21.8) million, $2.8 million and $(19.5) million in fiscal years 2009, 2008 and 2007, respectively. The accumulated balances for each component of other comprehensive income are as follows:

	June 30,		
	2009	2008	2007
	($ in millions)		
Currency translation adjustments	$ 9.7	$30.5	$27.7
Change in funded status in pension and retirement plan, net of tax of $1.3	(2.0)	(2.0)	(2.0)
Pension and postretirement liability adjustment, net of taxes of $0.7 and $0.5 at June 30, 2009 and 2008, respectively	(0.8)	0.2	—
Adoption of SFAS No. 158, net of tax of $0.5	—	—	0.9
Accumulated other comprehensive income	$ 6.9	$28.7	$26.6

NOTE 19. FINANCIAL DATA BY SEGMENT

The Company classifies its operations into the following three reportable segments: Investor Communication Solutions, Securities Processing Solutions and Clearing and Outsourcing Solutions. See Note 1, "Basis of Presentation" for a further discussion of the Company's reportable segments. The primary components of "Other" are the elimination of intersegment revenues and profits as well as certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and fiscal year 2009 budgeted foreign exchange rates. The prior fiscal year's reportable segment Net revenues and Earnings before income taxes have been adjusted to reflect updated fiscal year 2009 budgeted foreign exchange rates, this adjustment represents a reconciling difference to Net revenues and Earnings before income taxes.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment related expense items of an unusual or non-recurring nature in "Other" rather than reflect such items in segment profit.

The Clearing and Outsourcing Solutions segment is charged for services provided by other segments and records these costs as operating expenses. Before January 2007, the Clearing and Outsourcing Solutions segment was billed for these services on a mark-up basis with the other segments recording revenue for the amount of these billings. For the fiscal year ended June 30, 2007, the Clearing and Outsourcing Solutions segment was billed $2.0 million for services provided by the Investor Communication Solutions segment and $6.0 million for services provided by the Securities Processing Solutions segment. Beginning in January 2007, the Company changed its methodology for charging the Clearing and Outsourcing Solutions segment for services provided by other segments. For the fiscal years ended June 30, 2009 and 2008, and from January 1, 2007 through June 30, 2007, the Clearing and Outsourcing Solutions segment was charged $4.4 million, $3.4 million and $1.4 million, respectively, from the Investor Communication Solutions segment and $8.5 million, $4.6 million and $2.1 million, respectively, from the Securities Processing Solutions segment based on the cost of providing such services. The other segments record these services as cost transfers in Cost of net revenues.

	Investor Communication Solutions	Securities Processing Solutions	Clearing and Outsourcing Solutions	Other	Foreign Exchange	Total
			($ in millions)			
Year Ended June 30, 2009						
Net revenues	$1,531.0	$533.8	$ 101.4	$ 1.5	$(18.4)	$2,149.3
Earnings before income taxes	248.9	142.6	(9.1)	(31.9)	(4.2)	346.3
Assets	735.0	465.5	1,418.4	155.8	—	2,774.7
Capital expenditures	14.8	8.9	0.4	2.7	—	26.8
Depreciation and amortization	23.5	9.8	2.6	5.0	—	40.9
Year Ended June 30, 2008						
Net revenues	$1,575.2	$514.4	$ 95.8	$ 8.5	$ 13.6	$2,207.5
Earnings before income taxes	255.3	137.5	(5.0)	(68.0)	6.1	325.9
Assets	708.0	477.6	1,606.4	41.6	—	2,833.6
Capital expenditures	22.0	9.1	0.6	9.7	—	41.4
Depreciation and amortization	25.2	8.4	3.2	4.2	—	41.0
Year Ended June 30, 2007						
Net revenues	$1,554.2	$509.9	$ 93.8	$ (7.0)	$(13.0)	$2,137.9
Earnings before income taxes	226.8	148.4	(11.9)	(36.4)	(6.1)	320.8
Assets	768.8	434.7	1,446.7	28.0	—	2,678.2
Capital expenditures	22.2	3.8	—	5.8	—	31.8
Depreciation and amortization	25.7	7.1	5.1	1.7	—	39.6

Revenues and assets by geographic area are as follows:

	United States	Canada	United Kingdom	Other	Total
			($ in millions)		
Year Ended June 30, 2009					
Net revenues	$1,914.3	$198.6	$13.5	$22.9	$2,149.3
Assets	$2,578.8	$ 77.2	$81.9	$36.8	$2,774.7
Year Ended June 30, 2008					
Net revenues	$1,942.7	$226.6	$15.6	$22.6	$2,207.5
Assets	$2,628.3	$ 83.7	$88.5	$33.1	$2,833.6
Year Ended June 30, 2007					
Net revenues	$1,911.5	$192.7	$16.9	$16.8	$2,137.9
Assets	$2,543.0	$ 75.7	$42.0	$17.5	$2,678.2

NOTE 20. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the fiscal years ended June 30, 2009 and 2008 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	($ in millions, except per share amounts)			
Year Ended June 30, 2009				
Net revenues	$472.4	$459.2	$481.2	$736.5
Earnings before income taxes	58.2	48.6	54.0	185.5
Net earnings	35.6	29.9	40.9	116.9
Basic EPS	0.25	0.21	0.29	0.84
Diluted EPS	0.25	0.21	0.29	0.83
Year Ended June 30, 2008				
Net revenues	$451.2	$465.1	$498.8	$792.4
Earnings before income taxes	59.1	47.3	48.4	171.1
Net earnings	36.0	28.9	29.5	97.8
Basic EPS	0.26	0.21	0.21	0.70
Diluted EPS	0.26	0.21	0.21	0.69

NOTE 21. SUBSEQUENT EVENTS

On August 5, 2009, Ridge Clearing entered into a revolving credit facility (the "Ridge Loan Agreement"), under which Ridge Clearing is the borrower and the Company is the guarantor. Under the Ridge Loan Agreement, Ridge Clearing may request advances in an aggregate principal amount not to exceed the lesser of (x) $75.0 million and (y) the borrowing base, which is the sum of certain of the securities pledged to the lender. Advances under the Ridge Loan Agreement bear interest at a per annum rate of one-month LIBOR plus a margin. The Ridge Loan Agreement has a 364-day term, which may be extended for an additional 364 days subject to the satisfaction of certain conditions.

* * * * * * *

Broadridge Financial Solutions, Inc.

Schedule II—Valuation and Qualifying Accounts
($ in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year Ended June 30, 2009:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 3,796	$ 754	$(2,299)	$ 2,251
Securities clearing receivables	2,000	—	—	2,000
Deferred tax valuation allowance	29,800	—	(4,100)	25,700
Year Ended June 30, 2008:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,559	$1,956	$ (719)	$ 3,796
Securities clearing receivables	2,096	52	(148)	2,000
Deferred tax valuation allowance	21,900	7,900	—	29,800
Year Ended June 30, 2007:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 3,065	$ 658	$(1,164)	$ 2,559
Securities clearing receivables	2,663	26	(593)	2,096
Deferred tax valuation allowance	19,800	2,100	—	21,900

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Management Report

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of Broadridge's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Exchange Act , as amended. This "Controls and Procedures" section should be read in conjunction with the Deloitte & Touche LLP audit and attestation of the Company's internal control over financial reporting that appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer as of June 30, 2009, evaluated the effectiveness of our disclosure controls as defined in Rule 13a-15(e) under the Exchange Act. The Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2009 were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Broadridge's management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under Exchange as defined in Rule 13a-15(f) under Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to Broadridge's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

Broadridge's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Broadridge; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Broadridge are being made only in accordance with authorizations of management and directors of Broadridge; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Broadridge's assets that could have a material effect on the financial statements of Broadridge.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of Broadridge's internal control over financial reporting as of June 30, 2009 based upon criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that Broadridge's internal control over financial reporting was effective as of June 30, 2009.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal over financial reporting and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which attestation report appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

/s/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Lake Success, New York
August 11, 2009

Changes in Internal Control over Financial Reporting

No change over our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III.

ITEM 10. Directors. Executive Officers and Corporate Governance.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 11. Executive Compensation.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 14. Principal Accountant Fees and Services.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

PART IV.

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements.

   The Consolidated and Combined Financial Statements are listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

2. Financial Statement Schedule.

   Schedule II—Valuation and Qualifying Accounts is listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

3. Exhibits.

   The Exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index, which Exhibit Index is incorporated in this Annual Report on Form 10-K by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2009

BROADRIDGE FINANCIAL SOLUTIONS, INC.

By: /s/ RICHARD J. DALY

Name: **Richard J. Daly**

Title: **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. DALY **Richard J. Daly**	Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2009
/s/ DAN SHELDON **Dan Sheldon**	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2009
/s/ ARTHUR F. WEINBACH **Arthur F. Weinbach**	Executive Chairman and Chairman of the Board	August 11, 2009
/s/ LESLIE A. BRUN **Leslie A. Brun**	Director	August 11, 2009
/s/ RICHARD J. HAVILAND **Richard J. Haviland**	Director	August 11, 2009
/s/ ALEXANDRA LEBENTHAL **Alexandra Lebenthal**	Director	August 11, 2009
/s/ STUART R. LEVINE **Stuart R. Levine**	Director	August 11, 2009
/s/ THOMAS E. MCINERNEY **Thomas E. McInerney**	Director	August 11, 2009
/s/ ALAN J. WEBER **Alan J. Weber**	Director	August 11, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibit[1]
3.1	Certificate of Incorporation of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed on April 2, 2007).
3.2	Amended and Restated By-laws of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed on June 7, 2007).
4.1	Indenture dated as of May 29, 2007 by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 30, 2007).
4.2	First Supplemental Indenture dated as of May 29, 2007 by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed on May 30, 2007).
4.3	Form of 6.125% Senior Note due 2017 dated May 29, 2007 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on May 30, 2007).
10.1	Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 21, 2007).
10.2	Tax Allocation Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 2, 2007).
10.3	Transition Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 2, 2007).
10.4	Data Center Outsourcing Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 2, 2007).
10.5	Intellectual Property Transfer Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 2, 2007).
10.6	Employee Matters Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 2, 2007).
10.7	Broadridge Financial Solutions, Inc. Change in Control Severance Plan for Corporate Officers (incorporated by reference to Exhibit 10.6 to Form 8-K filed on April 2, 2007).
10.8	Supplemental Officers Retirement Plan (incorporated by reference to Exhibit 10.7 to Form 8-K filed on April 2, 2007).
10.9	Change in Control Enhancement Agreement for Richard J. Daly (incorporated by reference to Exhibit 10.8 to Form 8-K filed on April 2, 2007).
10.10	Change in Control Enhancement Agreement for John Hogan (incorporated by reference to Exhibit 10.9 to Form 8-K filed on April 2, 2007).
10.11	2007 Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to Form 8-K filed on April 2, 2007).

Exhibit Number	Description of Exhibit[1]
10.12	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (incorporated by reference to Exhibit 10.11 to Form 8-K filed on April 2, 2007).
10.13	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008)(incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 14, 2008).
10.14	Five-Year Credit Agreement dated as of March 29, 2007 by and among Broadridge Financial Solutions, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Europe Limited, as London Agent, Citibank, N.A., as Syndication Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.12 to Form 8-K filed on April 2, 2007).
10.15	Interim Credit Agreement dated as of March 29, 2007 by and among Broadridge Financial Solutions, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.13 to Form 8-K filed on April 2, 2007).
10.16	Underwriting Agreement dated as of May 23, 2007 by and among Broadridge Financial Solutions, Inc. and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters party thereto (incorporated by reference to Exhibit 1.1 to Form 8-K filed on May 30, 2007).
10.17	Revolving Credit Agreement, dated as of August 5, 2009, by and among Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions, Inc., as guarantor, and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 6, 2009).
10.18	Collateral Pledge Agreement, dated as of August 5, 2009, by and between Ridge Clearing & Outsourcing Solutions, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 6, 2009).
12.1	Computation of Ratio of Earnings to Fixed Charges.
14	Code of Ethics for the Company's Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on August 2, 2007).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to Form S-3 filed on May 22, 2007 (File No. 333-143141)).
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

1 The SEC File No. for the Company's Form 8-K Reports referenced is 001-33220.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-143141 on Form S-3, and Registration Statement No. 333-141673 and No. 333-157105 on Form S-8 of our report dated August 11, 2009, relating to the consolidated and combined financial statements and financial statement schedule of Broadridge Financial Solutions, Inc. and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Broadridge Financial Solutions, Inc. for the year ended June 30, 2009.

/s/ Deloitte & Touche LLP

New York, New York
August 11, 2009

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Richard J. Daly, certify that:

1. I have reviewed this annual report on Form 10-K of Broadridge Financial Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2009

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Dan Sheldon, certify that:

1. I have reviewed this annual report on Form 10-K of Broadridge Financial Solutions, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2009

/S/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Daly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

August 11, 2009

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan Sheldon, Vice President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

August 11, 2009

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Corporate Headquarters

Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, New York 11042
516-472-5400

Stock Transfer Agent

American Stock Transfer and Trust Company (AST) is the transfer agent that maintains the records for our registered stockholders. They can help you with a variety of stockholder-related services.

You may contact AST by mail at 59 Maiden Lane, Plaza Level, New York, New York 10038, or by calling Shareholder Services at 1-866-703-9065. They are available Monday through Thursday from 8am-7pm Eastern, and Friday from 8am-5pm Eastern. Additional information can be obtained from their website at www.amstock.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2 World Financial Center, New York, New York 10281

Corporate Governance

Visit the Investor Relations page of the Broadridge website, www.broadridge-ir.com to see our key corporate governance documents, including our Code of Business Conduct and Ethics, Code of Ethics for Principal Executive Officer and Senior Financial Officers, Corporate Governance Principles, Audit Committee Charter, Compensation Committee Charter, and Governance and Nominating Committee Charter.

Annual Report, Form 10-K and Other Reports and Filings

This 2009 Annual Report is also available online on the Investor Relations page of the Broadridge website, www.broadridge-ir.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other SEC filings, and amendments to those reports, statements and filings, are available, without charge, on Broadridge's website as soon as reasonably practicable after they are filed or furnished electronically with the SEC. Copies also are available, without charge, from Broadridge Investor Relations at: 1981 Marcus Avenue, Lake Success, New York 11042. Phone: 516-472-5400.

Our Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the SEC in our annual report on Form 10-K. In addition, our Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by us of NYSE corporate governance listing standards.

Broadridge Common Stock

The shares of Broadridge Common Stock are listed on the New York Stock Exchange with the symbol BR. As of July 31, 2009, there were 17,600 registered holders of Broadridge common stock.

Contact Broadridge's Audit Committee or Board of Directors

To report complaints about Broadridge's accounting, internal accounting controls or auditing matters, or other concerns to the Audit Committee or the non-management members of the Board of Directors, send a detailed note, with relevant documents, to 72 Van Reipen Avenue, PMB #340, Jersey City, New Jersey 07306-2806, leave a message for a return call at 201-714-3399, or send an e-mail to Broadridge.AuditCommittee@broadridge.com.

Annual Meeting

This year's stockholders' meeting will be held on Wednesday, November 18, 2009, at 10 a.m. We will be hosting the annual meeting live via the Internet at www.broadridge-ir.com. On October 9, 2009, we mailed a Notice of Internet Availability to stockholders containing instructions on how to access our proxy materials and vote online.

Trademarks, Service Marks and Names

The Broadridge name, logo and related trademarks and service marks are owned by Broadridge Financial Solutions, Inc., and are registered and/or used in the U.S. and some foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Forward-Looking Statements

This Annual Report and other written or oral statements made from time to time by representatives of Broadridge may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, such as our fiscal year 2010 financial guidance, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. These risks and uncertainties include those risk factors discussed in Part I, "Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the "2009 Annual Report"), as they may be updated in any future reports filed with the Securities and Exchange Commission. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in the 2009 Annual Report. These risks include: the success of Broadridge in retaining and selling additional services to its existing clients and in obtaining new clients; the pricing of Broadridge's products and services; changes in laws affecting the investor communication services provided by Broadridge; changes in laws regulating registered securities clearing firms and broker-dealers; declines in trading volume, market prices, or the liquidity of the securities markets; any material breach of Broadridge security affecting its clients' customer information; Broadridge's ability to continue to obtain data center services from its former parent company, Automatic Data Processing, Inc. ("ADP"); any significant slowdown or failure of Broadridge's systems; Broadridge's failure to keep pace with changes in technology and demands of its clients; availability of skilled technical employees; the impact of new acquisitions and divestitures; competitive conditions; overall market and economic conditions; and any adverse consequences from Broadridge's spin-off from ADP. Broadridge disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Vision

We enable the Financial Services Industry to achieve superior levels of performance through our passion to deliver extraordinary value to our clients, shareholders, and associates.

Be Indispensable!

Our Values

Trustworthy	We always do the right thing.
Respectful	We respect the ideas and work life balance of all.
Engaged	We understand our purpose. We bring our minds and hearts to everything we do.
Accountable	We take personal ownership and pride in everything we do. We always raise the bar.
Client Centric	We help our clients succeed. We are committed to earning the privilege to serve every day.

Broadridge®

Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, NY 11042
1 516 472 5400 | www.broadridge.com